

CIRCOR INTERNATIONAL

HELPING THE WORLD'S ENERGY FLOW

CIRCOR BRAND NAMES AND PRINCIPAL LOCATIONS

Circor International *Massachusetts*

INSTRUMENTATION, THERMAL FLUID CONTROLS AND AEROSPACE

Aerodyne Controls *New York*

Atkomatic Valve *California*

Cambridge Fluid Systems *United Kingdom*

CircorTech *South Carolina*

Circle Seal Controls *California*

CPC-Cryolab *Florida*

Dopak Sampling *The Netherlands*

GO Regulator *South Carolina*

Hale Hamilton *United Kingdom*

Hoke *South Carolina*

Industria *France*

Leslie Controls *Florida*

Loud Engineering *California*

Nicholson Steam Trap *New York*

Regeltechnik Kornwestheim (RTK) *Germany*

Rockwood-Swendeman *New York*

Survival Engineering (SEI) *New York*

Spence Engineering *New York*

Spence Strainers *New York*

Texas Sampling *Texas*

Tomco *South Carolina*

U.S. ParaPlate *California*

ENERGY PRODUCTS

Contromatics *Oklahoma*

Hydroseal Valve *Oklahoma*

KF Industries *Oklahoma, Canada*

Mallard Control *Oklahoma*

Pibiviesse *Italy*

Sagebrush Pipeline Equipment *Oklahoma*

Suzhou KF Valve (SKVC) *China*



CIRCOR TODAY

BUILDING THE FUNDAMENTALS FOR SUSTAINABLE AND PROFITABLE GLOBAL GROWTH

WE PROVIDE PRODUCTS AND SERVICES WITH DEMONSTRATED QUALITY, RELIABILITY AND SAFETY TO CUSTOMERS AROUND THE GLOBE. MOVING FORWARD, WE ARE BUILDING A FOUNDATION BASED ON "PEOPLE AND PROCESS" FOR SCALABLE GROWTH, THROUGH CORE COMPETENCIES THAT INCLUDE OPERATIONAL EXCELLENCE WITH LEAN MANUFACTURING, AND ACQUISITION EXCELLENCE WITH INTEGRATION PROFICIENCY.

WITH RESULTS-ORIENTED LEADERS THAT CHAMPION OUR VALUES OF HONESTY, TRANSPARENCY, FAIRNESS AND COMPASSION, WE WILL GROW PROFITABILITY BY WINNING CUSTOMERS WITH PERFORMANCE, BY DISCIPLINED INVESTMENT AND SPENDING, AND BY DRIVING OUT WASTE *THROUGH CONTINUOUS INNOVATION AND PROCESS IMPROVEMENT.*

READY FOR TOMORROW.



CIRCOR 2007

TO OUR SHAREHOLDERS:

It was another excellent year for Circor International.

Revenues were up by 13%, to a record high of $665.7 million, compared to $591.7 million for 2006. Net income increased by 29% to $37.9 million, or $2.27 per diluted share, from $29.3 million, or $1.80 per diluted share for the previous year.

Orders totaled a record $771.7 million for the year and year-end backlog was $391.6 million, representing increases over 2006 of 9% and 37%, respectively. Positive free cash flow was $42.5 million, compared to $17.5 million for 2006, despite the higher working capital needed to support record orders and the increase in backlog.

Highlights

We achieved year-over-year growth in nearly all the end markets we serve, and since we made only one relatively small acquisition during the year, virtually all our growth was organic.

We continued to add highly talented leaders in all our businesses, with a heavy recruiting emphasis on Lean Manufacturing and Six Sigma expertise. We also continued to expand our manufacturing operations in China and our supply chains to Asia to take advantage of lower cost sources of supply, and we invested in our ability to innovate new products.

Through the dedication and hard work of our employees around the world, we made great progress in our operational excellence initiatives, continuing to transform our culture to one that is results-oriented, collaborative, and based on continuous improvement. The results are becoming visible in top line growth and margin expansion in both the Energy and Instrumentation/Thermal Fluid Controls Segments.

Although in 2007 we decided not to pursue some acquisition opportunities because of price premiums that were too lofty to provide an adequate return on investment, growth by acquisition is still an important component of our strategy. We continue to believe that selective, strategic acquisitions represent the best use of our free cash flow. Our objective is to find acquisitions of highly engineered products and subsystems, in niche markets, where we can leverage our core competencies, add value for our customers and provide a good return to our shareholders.

Performance by Group

Energy: Overall, it was another excellent year in our Energy products segment which accounts for half our revenues. We once again had double digit annual growth, although the second half of 2007 slowed as market supply caught up with demand in North America. At the same time, our Pibiviesse and Sagebrush companies benefited from strong project activity worldwide, particularly in the Middle East and North America, and ended the year with strong backlogs.

We continued to improve our operational performance through Lean Manufacturing – training employees, rebuilding core operational processes and expanding the supply chain with our plant in China. We added top talent from outside industries with best-practice experience. Consequently, our Lean initiatives enabled us to increase productivity, to grow efficiently and to expand operating margins during 2007.



> *A. William Higgins and Frederic M. Burditt*

Aerospace: Our Aerospace business progressed well in 2007, bolstered by solid management and engineering, strong brands, aggressive marketing and sales, and more development of products and subsystems into a solid aerospace market environment.

Our single acquisition of the year, Survival Engineering (SEI) of Hudson, Wisconsin, was successfully integrated into our aerospace operations in New York. Founded in 1991, SEI is a leader in the design and manufacture of high quality pneumatic controls and inflation systems for the aerospace, marine, defense and industrial inflatables and life raft industries.

Thermal Fluid Controls: Our thermal fluids business enjoyed solid worldwide demand for flow control infrastructure investment and upgrades of steam systems for energy efficiency. Except for a cyclical slowdown in its naval business due to military spending shifts toward land-based programs engaged in the wars in Afghanistan and Iraq, its markets were strong overall, particularly in emerging economies.

Thermal Fluid Controls benefited from stronger leadership, operational improvements such as much improved delivery performance to customers, new business development programs and new products for steam and compressed natural gas applications.

Instrumentation: While our Instrumentation business continued to grow the top line and experienced strong global market demand, we have focused our efforts on improving operational productivity, offsetting material cost inflation and driving toward higher profitability. We closed and consolidated one plant to reduce overhead costs, began an aggressive outsourcing plan to low-cost-countries for commodity-type products and invested in developing new products that are more highly engineered and deliver greater functionality and performance to our customers.

The cost structure improvements, Lean Manufacturing efficiencies and new and more sophisticated product developments have led to measurable improvements, albeit at an early stage.

We have a highly talented management team in place with plans to drive for sustained double digit operating margin performance and longer-term profitable growth.

Moving to a Higher Level

Three years ago, we adopted a strategy to complement our successful acquisition legacy. It was specifically designed to build a solid foundation for our future, one initially based on "People and Process" — acquiring the best leadership talent possible, engaging and developing our employees in continuous improvement for results, and utilizing Lean Manufacturing and Six Sigma methodologies to develop competitive operational processes that will enable us to deliver more highly valued products with better service to our customers.

Operational Excellence and Lean Manufacturing

We have persisted in the implementation of our Lean Manufacturing initiative and have made progress in all of our facilities world-wide.

Our employees are fully engaged, excited and learning new methods to contribute to improving the business. Success on the factory floor and in the front and back office operations has begun to free-up management time and resources that can be reinvested more strategically to grow the business. In a sense, we are now just completing the first phase of this strategy – building a foundation based on "People and Process".

As we enter the next phase, we will be able to devote more resources, time and energy to our future growth – to initiatives such as developing new products and systems for global market growth and the expansion of global supply chains, finding new ways of adding value for our customers and improving our ability to integrate acquisitions most efficiently and effectively.

Organic Growth and Acquisitions

We will continue to grow organically and through acquisitions.

Our intent is to continue to expand globally by leveraging our Chinese manufacturing facility to help serve North America, Europe and Asia, and to grow into emerging markets by capitalizing on their need for infrastructure investment.

We are also working to gain market share by becoming better at serving our customers, insisting on top grade talent, operational excellence and sharpening our competitive edges. Attracting the best management teams possible and expanding our global supply chain and manufacturing presence are key parts of this market penetration and growth effort.

New product development is growing in importance. We will continue to develop new products that fit into the "sweet spots" of our niches — the types of products that utilize our competencies and offer maximum returns. Working closely with our customers, we are investing in our capability to integrate product and engineering know-how to create higher value-added subsystems.

Our acquisition strategy is still aimed at adding businesses and products that will allow us to leverage core competencies and consolidate fragmented markets. We are particularly interested in opportunities to move our product portfolio up the value chain with acquisitions that enable us to produce more highly engineered subsystems. Finally, our strong teams and Lean processes will integrate acquisitions faster and expand cost saving and growth synergies.

Leadership Succession

During the year, Dave Bloss announced his intention to retire as CEO on March 1, 2008, remaining as Chairman of the Board, and Ken Smith announced his intention to retire as well. As part of a planned succession, Bill Higgins was elected to the Board of Directors on February 20, 2008 and became Chief Executive Officer on March 1, and Fred Burditt joined the Company on February 11, 2008, to succeed Ken as Vice President, Chief Financial Officer and Treasurer.

Fred joins us after seven years as CFO of the Danaher Tool Group division of Danaher Corporation, a diversified manufacturer highly respected for its world-class implementation of Lean Manufacturing operating principles and its ability to successfully integrate acquisitions.

We are truly appreciative of the legacy that Dave and Ken have left us – a solid foundation upon which we can build going forward. We are also excited to have Fred join us, bringing financial and operational experience that adds to our growing leadership strength.

Going Forward

Our next phase is to take our continuous improvement to a higher level and leverage its success to expand internally and externally, maximize profitability and free cash flow, and accelerate growth through acquisitions in selected markets. We will continue to develop top-notch leadership talent and refine our core competencies in operational excellence – improving upon our foundation of "People and Process".

Thanks to the hard work and relentless determination of our employees to improve our business operations and the service we deliver to our customers, we made great progress in 2007. We enter 2008 with a healthy balance sheet, good cash flow, an excellent backlog and a strong leadership team.

We thank you, our investors, for the confidence you have placed in us, and we look forward to sharing our successes as we move forward on our journey to an even brighter future.

Sincerely,

A. William Higgins
President and
Chief Executive Officer

Frederic M. Burditt
Vice President,
Chief Financial Officer
and Treasurer

ENERGY PRODUCTS ACCOUNT FOR ABOUT HALF OF CIRCOR'S REVENUES. MADE IN OUR PLANTS IN THE U.S., CANADA, ITALY AND CHINA, THEY ARE USED OFF-SHORE AND ON-SHORE, IN EXPLORATION, PRODUCTION AND DISTRIBUTION, FROM WELLHEADS THROUGH PIPELINES AND GATHERING SYSTEMS TO LNG PROCESSING AND TERMINAL APPLICATIONS AROUND THE WORLD.

FOCUS

Our position in the energy market is strong. We offer competitive solutions for demanding oil and gas applications worldwide, and we have enhanced our ability to take advantage of robust markets by improving our service to distribution partners and our customer relationships. Approximately seventy percent of our energy revenues are from natural gas; the rest are from oil.

As in our other business segments, we have been very successful in integrating energy acquisitions and growing them.

For example, Sagebrush Pipeline Equipment Company's revenues have more than doubled since its acquisition in February of 2006. Based in Tulsa, Oklahoma, Sagebrush specializes in the design, fabrication, installation and service of pipeline flow control and measurement equipment such as launchers/receivers, valve settings, liquid metering skids, manifolds and gas and liquid measurement meter runs.

Pibiviesse is another example. The Italian-based business within our Energy Products Group serves the oil and gas, petrochemical and water transportation industries with side entry, top entry and fully welded trunnion mounted ball valves and control valves for extraordinarily demanding field applications. It continues to grow through new product development and strong customer relationships, particularly by increasing sales to large-project customers in the Middle East and elsewhere.

In 2005, we acquired full ownership of Suzhou KF Valve Co., Ltd – SKVC – a business that had grown out of a 1995 joint venture with a Chinese partner. With ISO and American Petroleum Institute [API] certification, it manufactures high quality carbon and stainless steel ball valves for oil and gas applications.

We have invested in SKVC to develop a Lean Manufacturing facility with the highest quality standards. We have expanded its product offerings, increased capacity, and use it to serve customers and markets throughout the Pacific Rim and around the world. It provides us with an excellent base of operations in China and has become a cornerstone in our global supply chain strategy.

Transforming Operations

We are now transforming our operations through Lean Manufacturing, by developing employee and leadership talent, and by building an effective global supply chain that leverages our successful manufacturing plant in China.

Customers have the advantage of working with the integrated family of Circor companies that can provide a broad range of custom and standard valves, fluids management systems, and engineering services. They also appreciate our worldwide coverage for delivery, service, and support.

ON HIGH GROWTH, ENGINEERED SEGMENTS OF FLUID CONTROL



CIRCOR'S AEROSPACE PRODUCTS CAN BE FOUND ON VIRTUALLY ALL COMMERCIAL AND MILITARY AIRCRAFT, INCLUDING FIXED WING AND ROTOR-CRAFT. THEY ARE USED FOR CRITICAL AEROSPACE APPLICATIONS THAT REQUIRE PRECISION FLUID CONTROL, ELECTROMECHANICAL CONTROL, PRECISE SWITCHING OR REQUIRE AN INTEGRATED FLUID MANAGEMENT OR LANDING GEAR SYSTEM.

EXPAND

Consistent with our business motto, "Technology Takes Flight", we are focused on bringing our aerospace customers specialized solutions that leverage our experience and the capabilities of our proprietary products. We supply all major global providers of aircraft and aircraft systems, as well as provide aftermarket service solutions for aircraft operators.

Our Circle Seal Controls brand celebrated its 60th anniversary in 2007 and is recognized for high quality, reliable fluid controls and systems. It includes a complete line of aerospace valves and controls, such as regulators, check, relief, shut off and motor operated devices used in mission critical applications. Located in California, it maintains a full FAA certified repair and overhaul station.

Loud Engineering and Manufacturing, acquired in 2005, designs and manufactures landing gear systems, actuation and control for military helicopters and aircraft. Loud also provides maintenance, repair and overhaul services. Applications include the complete landing gear system for the CH-47 Chinook helicopter that is supporting American forces in Iraq and Afghanistan and numerous landing gear components found on the F-5, F-16, V-22 and Global Hawk.

Aerodyne Controls, based in New York, serves the aerospace, medical and defense markets with highly customized and specialty pneumatic controls systems and components, as well as mercury-free motion switches. During 2007, Aerodyne acquired the Survival Engineering (SEI) inflation products group of systems for aerospace and defense inflation life raft systems.

Industria, a French business acquired in 2005, enables access to European aerospace markets, providing a large range of electro-mechanical controls, solenoids, solenoid valves, pressure switches and motor operated actuation systems. The Industria team helps us manage relationships with key European customers on the behalf of the entire aerospace group.

Excellent Growth

Our Aerospace business benefited from strong volume and market growth in 2007. Stronger sales and marketing and improved customer service have brought about a greater awareness of our capabilities in the marketplace, resulting in new opportunities for growth. Also, an investment in engineering across the group has enhanced our ability to bring new products to market. We are working more closely with customers to identify new aircraft platform pursuits, as well as aftermarket and retrofit opportunities.



THROUGH ACQUISITIONS IN SELECTED MARKETS


INNOVATE

CIRCOR'S INSTRUMENTATION TECHNOLOGIES GROUP SERVES A DIVERSE ARRAY OF MARKETS, INCLUDING FOOD AND BEVERAGE, REFINING, CHEMICAL PROCESSING, PIPELINE TRANSMISSION, SOLVENTS, GAS DISTRIBUTION AND BIOTECHNOLOGY – IN ENVIRONMENTS RANGING FROM PRISTINE PHARMACEUTICAL LABORATORIES TO RUGGED NORTH SEA OIL PLATFORMS.

NEW PRODUCTS FOR SPECIALIZED APPLICATIONS

Circor's traditional instrumentation technology products include miniature high-pressure valves, regulators, control manifolds, fittings and other devices sold under the Hoke, Go, Gyrolok, Circle Seal and Tomco brands. More recently, we have been expanding these businesses into more highly engineered process sampling, conditioning and analytical sub-systems markets that serve sophisticated process customers around the world. For example, we recently introduced a state-of-the-art CircorTech instrumentation module that integrates with process analyzers produced by leading edge process control system manufacturers. CircorTech also designs and sells our highly compact micro Modular Substrate Sampling System that is more effective than traditional time-consuming and expensive sample conditioning systems used in process industries.

Our Texas Sampling and Dopak systems are the international standard for performance and quality in cost-effective closed loop and closed vent sampling systems for liquids, gases, liquefied gases and solids. They enjoy broad acceptance in the chemical and petrochemical industries and are growing in acceptance in the pharmaceutical and biotechnology markets.

A Business In Transition

In many ways, Circor's Instrumentation Technologies group is a business in transition. It has a promising potential, starting with a solid foundation built with respected brands and an expanding portfolio of quality products that is reaching into higher value-added subsystems. At the same time, it has been challenged by rising costs of materials such as stainless steel, and by the difficulty of passing on higher costs in a highly competitive market environment.

We have responded with an intensive improvement effort aimed at offsetting higher material costs and building a more competitive and profitable business model. This is no small task – it takes strong leadership and hard work. We are already beginning to see results, however.

As part of this transition, we have implemented an aggressive program to drive out costs and achieve profitable growth: closing and consolidating facilities to reduce overhead costs, outsourcing basic component machining to Asia and low-cost suppliers, building a global sourcing organization, and developing new products that command a higher value premium with customers. Moreover, we have put in place a highly talented and aggressive leadership team that is training employees and driving productivity improvements with Lean Manufacturing, as well as working more closely with customers to develop the next generation of products.

CIRCOR'S THERMAL FLUID CONTROL PRODUCTS INCLUDE CONTROL VALVES, REGULATORS AND OTHER DEVICES USED IN APPLICATIONS RANGING FROM HIGH TEMPERATURE STEAM REGULATION IN MUNICIPAL AND INSTITUTIONAL HVAC SYSTEMS TO SPECIALIZED FLUID CONTROL SYSTEMS FOR MARINE VESSELS AND FUELING STATIONS FOR CNG-POWERED VEHICLES.

OPTIMIZE

The Thermal Fluid Controls group contains companies with long histories, reliable products, and well-known brand names that ensure continued market penetration.

Leslie Controls, established in 1888, manufactures rugged and dependable devices used in power generation, industrial/ commercial and marine applications. Its products include process control valves, severe service control valves, on-off valves, regulators, steam water heaters, actuators and controllers. It is also is the sole supplier of valves that control the steam-powered catapult systems on U.S. Navy aircraft carriers.

Spence Engineering Company, founded in 1926, produces pressure and temperature regulators, a variety of valves, pneumatic controls, steam traps, condensate pumps, muffling orifices, noise suppressors and steam filters. These products are used in commercial and industrial applications that utilize process steam, such as manufacturing and chemical processing plants and steam heating and air conditioning loops operated by municipalities, universities and hospitals.

Regeltechnik Kornwestheim – RTK – located in Germany, is a leading manufacturer of control valves, desuperheater valves, pneumatic actuators and electric motor operators, as well as a variety of sensors, controllers and indicators. Its products are used in boiler equipment, thermal oil handling, steam conditioning and refrigeration.

Hale Hamilton is a British company with more than 50 years of experience in the design, manufacture and sale of high pressure, high flow control valves and systems for specific marine and industrial applications. Reflecting its reputation for high quality, many of its products and systems carry NATO approvals and are approved for medical oxygen use.

Improving Performance

During 2007, we took a number of steps to further improve the group's operational performance, continuing to develop management talent, training employees in Lean Manufacturing techniques, and intensifying our focus on process improvement for excellent customer service. We also have focused attention on the development of higher value products: for example, Hale Hamilton is leveraging its engineering know-how to create integrated components for compressed natural gas (CNG) applications, thus moving up the value chain with new subsystems in a high growth, global market.


OUR CUSTOMERS' ENERGY EFFICIENCIES

NET REVENUES 2003-2007

Dollars in millions, except per share information

TOTAL COMPANY


$359 $382 $451 $592 $666
Y 03 04 05 06 07

ENERGY SEGMENT


$158 $163 $200 $279 $322
Y 03 04 05 06 07

INSTRUMENTATION AND THERMAL FLUID CONTROLS SEGMENT


$201 $219 $251 $313 $344
Y 03 04 05 06 07

DIVERSIFICATION OF END MARKETS

32% Oil and Gas Exploration & Production

20% Oil and Gas Distribution & Refining


14%
32%
12%
5%
5%
4%
4%
4%
20%

14% Process

12% Commercial & Military Aerospace

5% Chemical Processing

5% HVAC

4% Maritime

4% Pharmaceutical, Medical & Analytical Instrumentation

4% Power Generation

CONSOLIDATED KEY PERFORMANCE INDICATORS 2003-2007

Dollars in millions, except per share information

EARNINGS
per Diluted share


$1.14 0.74 1.27 1.80 2.27
Y 03 04 05 06 07

FREE CASH FLOW [1,2]


$50 $22 $28 $18 $42
Y 03 04 05 06 07

NET (DEBT) CASH [2]


$5 $20 ($2) ($36) $21
Y 03 04 05 06 07

[1] Please see the Company's Consolidated Statements of Cash Flows contained in the Form 10-K included in this Annual Report.

[2] These non-GAAP measures are provided for analysts who use such additional measures of liquidity and leverage. Net (Debt) Cash is Cash and Cash equivalents plus Investments minus total debt. Free Cash Flow is Cash flow from operating activities less capital spending and dividends paid.

SELECTED FINANCIAL DATA

Dollars in thousands

Years ended December 31,	2003	2004	2005	2006	2007
Net Revenues	$359,453	$381,834	$450,531	$591,711	**$665,740**
Gross Profit	105,512	107,569	132,675	172,908	**195,367**
Operating Income	29,987	21,934	33,005	47,510	**56,767**
Net Income	17,873	11,803	20,383	29,328	**37,911**
Total Assets	423,863	428,418	460,380	605,675	**676,469**
Cash and Cash Equivalents	58,202	58,653	31,112	28,652	**34,662**
Add: Investments	7,840	4,155	86	86	**8,861**
Less: Total Debt	61,059	42,880	33,491	64,826	**22,102**
Net (Debt) Cash[2]	4,983	19,928	(2,293)	(36,088)	**21,421**
Cash Flow from Operating Activities[1]	58,646	29,249	45,326	29,858	**56,916**
Less: Capital Spending	6,823	5,287	15,021	9,933	**11,983**
Less: Dividends Paid	2,280	2,303	2,358	2,395	**2,464**
Free Cash Flow[1,2]	$ 49,543	$ 21,659	$ 27,947	$ 17,530	**$ 42,469**

[1] Please see the Company's Consolidated Statements of Cash Flows contained in the Form 10-K included in this Annual Report.

[2] These non-GAAP measures are provided for analysts who use such additional measures of liquidity and leverage. Net (Debt) Cash is Cash and Cash equivalents plus Investments minus total debt. Free Cash Flow is Cash flow from operating activities less capital spending and dividends paid.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

*Among Circor International, Inc., the S & P 500 Index and a Peer Group**



$300
$250
$200
$150
$100
$50
Y
02
03
04
05
06
07
Circor International, Inc.
S & P 500
Peer Group*

$100 Invested on 12/31/02 in stock, index and peer group including reinvestment of dividends.
Fiscal year ended December 31.

Dollars in hundreds

	2002	2003	2004	2005	2006	2007
Circor International, Inc.	$100	$152.87	$148.02	$164.98	$237.74	**$300.72**
S & P 500	100	128.68	142.69	149.70	173.34	**182.87**
Peer Group*	100	135.12	171.91	180.18	222.95	**307.47**

* Peer group companies include: Crane Company, Flowserve Corp., Gardner Denver Inc., Idex Corp., Moog Inc., Parker-Hannifin Corp , Robbins & Myers Inc. and Roper Industries Inc.

CORPORATE INFORMATION

Board of Directors

David A. Bloss, Sr.
Chairman and Retired CEO
of Circor International, Inc.

Jerome D. Brady
President and Chief Executive
Officer of C&K Components
(retired)
Chairman of Circor's
Compensation Committee

Dewain K. Cross
Senior Vice President of
Finance of Cooper Industries
(retired)
Chairman of Circor's
Audit Committee

David F. Dietz
Partner of Goodwin
Procter LLP,
Circor's Lead Director

Douglas M. Hayes
President of Hayes
Capital Corp.,
Chairman of Circor's
Nominating and Corporate
Governance Committee

A. William Higgins
President and
Chief Executive Officer
of Circor International, Inc.

Thomas E. Naugle
President of Naugle
and Company

C. William Zadel
Chairman and
Chief Executive Officer
of Mykrolis Corporation
(retired)

Executive Officers

A. William Higgins
President and
Chief Executive Officer
of Circor International, Inc.

Frederic M. Burditt
Vice President,
Chief Financial Officer,
and Treasurer

Alan J. Glass
Vice President,
General Counsel and Secretary

John F. Kober III
Vice President,
Corporate Controller
and Assistant Secretary

Susan M. McCuaig
Vice President,
Human Resources

Richard A. Broughton
Vice President,
Chief Information Officer

Divisional Officers

Christopher R. Celtruda
Group Vice President,
Circor Aerospace Products

John W. Cope
Group Vice President,
Thermal Fluid Controls

Paul M. Coppinger
Group Vice President,
Circor Energy Products

Wayne F. Robbins
Group Vice President,
Circor Instrumentation
Technologies

Corporate Information

Executive Offices
25 Corporate Drive
Suite 130
Burlington, MA 01803-4238

Registrar and Transfer Agent
American Stock Transfer and
Trust Company
59 Maiden Lane
New York, NY 10038
1.800.937.5449
(Shareholder Relations)

Counsel
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

Auditors
Grant Thornton LLP
226 Causeway St.
Boston, MA 02114

Annual Meeting
Wednesday, April 30, 2008
at 1:00 p.m. local time at the
offices of the Company's subsidiary
Circor Energy Products
1500 S.E. 89th Street
Oklahoma City, OK 73149

Stock Listing
New York Stock Exchange
Ticker Symbol: CIR

Circor on the Internet
The 2007 Circor Letter to
Shareholders, Form 10-K and Proxy
Statement are available online
through www.circor.com. This site
also contains the latest company
news and information.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-14962

CIRCOR INTERNATIONAL, INC.

(A Delaware Corporation)

I.R.S. Identification No. 04-3477276

c/o Circor, Inc.
Suite 130
25 Corporate Drive, Burlington, MA 01803-4238
Telephone: (781) 270-1200

Securities registered pursuant to Section 12 (b) of the Act:
Common Stock, par value $.01 per share (registered on the New York Stock Exchange)
Preferred Stock Purchase Rights

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant as of June 30, 2007 was $659,478,069.

As of February 25, 2008, there were 16,671,261 shares of the Registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain portions of the information from the Registrant's definitive Proxy Statement for the 2008 Annual Meeting of Stockholders to be held on April 30, 2008. The definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of 2007.

Table of Contents

Part I

Item 1. Business

This annual report on Form 10-K (hereinafter, the "Annual Report") contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission. The words "may," "hope," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. We believe that it is important to communicate our future expectations to our stockholders, and we, therefore, make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the cyclicality and highly competitive nature of some of our end markets which can affect the overall demand for and pricing of our products, changes in the price of and demand for oil and gas in both domestic and international markets, variability of raw material and component pricing, changes in our suppliers' performance, fluctuations in foreign currency exchange rates, our ability to continue operating our manufacturing facilities at efficient levels including our ability to continue to reduce costs, our ability to generate increased cash by reducing our inventories, our prevention of the accumulation of excess inventory, our ability to successfully implement our acquisition strategy, increasing interest rates, our ability to continue to successfully defend product liability actions including asbestos-related claims, as well as the uncertain continuing impact on economic and financial conditions in the United States and around the world as a result of terrorist attacks, current Middle Eastern tensions and related matters. We advise you to read further about certain of these and other risk factors set forth in Part I, Item 1A, "Risk Factors" of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Available Information

We file reports on Form 10-Q with the Securities and Exchange Commission ("SEC") on a quarterly basis, additional reports on Form 8-K from time to time and a Definitive Proxy Statement and an annual report on Form 10-K on an annual basis. These and other reports filed by us, or furnished by us, to the SEC in accordance with section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge from the SEC on its website at http://www.sec.gov. Additionally, our Form 10-Q, Form 8-K and Form 10-K reports are available without charge, as soon as reasonably practicable after they have been filed with the SEC, from our website at www.circor.com by using the "Investors" hyperlink. The information on our website is not part of, or incorporated by reference, in this Annual Report.

Our History

We were established by our former parent, Watts Water Technologies, Inc., formerly known as Watts Industries, Inc. ("Watts"), to continue to operate the former industrial, oil and gas businesses of Watts. On October 18, 1999, Watts distributed all of our outstanding common stock to Watts' shareholders of record as of October 6, 1999 in a tax-free distribution. As a result, information related to historical activities of our business units also includes time periods when such units constituted the former industrial, oil and gas businesses of Watts. As used in this report, the terms "we," "us," "our," and "CIRCOR" mean CIRCOR International, Inc. and its subsidiaries (unless the context indicates another meaning). The term "common stock" means our common stock, par value $0.01 per share.

Our Business

We design, manufacture and distribute a broad array of valves and related fluid-control products and certain services to a variety of end-markets for use in a wide range of applications to optimize the efficiency and/or ensure the safety of fluid-control systems. We have a global presence and operate 17 significant manufacturing facilities that are located in the United States, Canada, Western Europe and the People's Republic of China. We have two major product groups: Instrumentation and Thermal Fluid Controls Products and Energy Products. As of December 31, 2007, our products were sold through nearly 1,400 distributors and we serviced more than 10,000 customers in over 130 countries around the world. Within our major product groups, we have used both internal product development and strategic acquisitions to assemble an array of fluid-control products and technologies that enable us to fulfill our customers' unique fluid-control application needs.

Instrumentation and Thermal Fluid Controls Products Group—The Instrumentation and Thermal Fluid Controls Products Group designs, manufactures and distributes valves, fittings and controls for diverse end-uses, including instrumentation, aerospace, cryogenic and steam applications. Selected products include precision valves, compression tube fittings, control valves, relief valves, butterfly valves, solenoid valves, couplers, regulators, switches, strainers, samplers and aerospace landing gear. The Instrumentation and Thermal Fluid Controls Products Group consists primarily of the following product brand names: Aerodyne Controls; Circle Seal Controls; Loud Engineering; Industria; Hale Hamilton; Leslie Controls; Nicholson Steam Trap; GO Regulator; Hoke; Spence Engineering; Atkomatic Valve; CPC-Cryolab; RTK; Rockwood Swendeman; Spence Strainers; Dopak Sampling Systems, Texas Sampling, Tomco Quick Couplers and U.S. Para Plate.

The Instrumentation and Thermal Fluid Controls Products Group accounted for $343.6 million, or 52%, of our net revenues for the year ended December 31, 2007.

We have had a long-standing presence in the steam application markets, starting with our 1984 acquisition of Spence Engineering Company, Inc. ("Spence Engineering" or "Spence") and our 1989 acquisitions of Leslie Controls, Inc. ("Leslie Controls") and Nicholson Steam Trap, Inc. ("Nicholson Steam Trap"). In January 1999, we acquired SSI Equipment Inc. which added a wide variety of strainers (now operated under the Spence Strainers name) to expand our industrial products line. In June 2001, we acquired Regeltechnik Kornwestheim GmbH and certain of its affiliates ("RTK"). In February 2006 we acquired Hale Hamilton Valves Limited ("Hale Hamilton"). We believe that we have a very strong franchise in steam valve products. Both Leslie Controls and Nicholson Steam Trap have been in the steam pressure reduction and control business for over 100 years. Spence Engineering has also been in these businesses for nearly 80 years. Hale Hamilton is a leading provider of high pressure valves and flow control equipment to the naval defense, industrial gas and high technology industrial markets. Due to the reputation of each of these businesses for reliability and quality, customers often specifically request our products by brand name. Our steam valve products are used in: municipal and institutional steam heating and air-conditioning applications; power plants; industrial and food processing; and commercial and military maritime applications.

Commencing with the 1990 acquisition of Circle Seal Controls, Inc. ("Circle Seal"), a manufacturer of miniature instrumentation valves, we have acquired fifteen businesses that serve the instrumentation and aerospace fluid control markets. These acquisitions included Aerodyne Controls ("Aerodyne") in December 1997, Atkomatic Valve ("Atkomatic") in April 1998, Hoke, Inc. ("Hoke") in July 1998, GO Regulator in April 1999, Tomco Products, Inc. ("Tomco") and U.S. Para Plate Corporation ("U.S. Para Plate") in October 2002, DQS International ("DQS") in November 2003, Texas Sampling, Inc. ("TSI") in December 2003, Loud Engineering & Manufacturing ("Loud") in January 2005 and Industria S.A. ("Industria") in October 2005. In July 2007, we purchased the assets of Survival Engineering, Inc. ("SEI") which were merged into our Aerodyne subsidiary. Aerodyne manufactures high-precision valve components for the medical, analytical, military and aerospace markets. Aerodyne also provides advanced technologies and control systems capabilities to other companies in the Instrumentation and Thermal Fluid Controls Products Group. The Atkomatic product line consists of heavy-duty process solenoid valves that automate the regulation and sequencing of liquid levels or volume flow. The GO Regulator products include a complete line of specialized cylinder valves, customized valves and pneumatic pressure regulators for instrumentation, analytical and process applications. The Tomco brand is a full line of quick connect and disconnect couplers for general-purpose industrial applications and more sophisticated instrumentation markets. The U.S. Para Plate products involve high-pressure valves and regulators for aerospace and military applications. DQS and TSI manufacture and sell analytical sampling products. Loud is a designer and manufacturer of landing gear systems and related components for military helicopters and jet aircraft, and Industria produces solenoid valves and components for commercial and military applications.

Energy Products Group—The Energy Products Group designs, manufactures and distributes flanged-end and threaded-end floating and trunnion ball valves, needle valves, check valves, butterfly valves, large forged steel ball valves, gate valves, control valves, relief valves, pressure regulators, pipeline measurement and pipeline closures for use in oil, gas and chemical processing and industrial applications. We believe that our Energy Products Group is one of the leading producers of ball valves for the oil and natural gas markets worldwide. The Energy Products Group consists primarily of the following product brand names: KF; Contromatics; Pibiviesse; Mallard Control, Hydroseal, and Sagebrush.

The Energy Products Group accounted for $322.1 million, or 48%, of our net revenues for the year ended December 31, 2007.

We entered the energy products market in 1978 with the formation by Watts of the industrial products division and our development of a floating ball valve for industrial and chemical processing applications. With the acquisition of KF Industries, Inc. ("KF Industries") in July 1988, we expanded our product offerings to include floating and trunnion-supported ball valves and needle valves. KF Industries gave us entry into the oil and gas transmission, distribution and exploration markets. In 1989, we acquired Eagle Check Valve, which added check valves to our product line. Pibiviesse Srl ("Pibiviesse"), based in Nerviano, Italy, was acquired in November 1994. Pibiviesse manufactures forged steel ball valves for the petrochemical market, including a complete range of trunnion-mounted ball valves. Pibiviesse's manufacturing capabilities include valve sizes up through 60 inches in diameter, including very high pressure ratings to meet demanding international oil and gas pipeline and production requirements. In March 1998, we acquired and added Telford Valve and Specialties, Inc. (now referred to as "KF Canada") to KF Industries. KF Canada had been one of KF Industries' largest distributors. With this acquisition KF Industries increased its presence in Canada, and introduced KF Canada's products (check valves and specialty gate valves) through its worldwide representative network. KF Canada also has assumed the Canadian sales activities for other of our Energy Products Group companies to strengthen our overall sales presence in Canada.

During 1999, we consolidated the industrial products division of Watts under the KF Contromatics name into KF Industries in Oklahoma City, Oklahoma. These industrial products consist of carbon steel and stainless steel ball valves, butterfly valves and pneumatic actuators that are used in a variety of industrial, pulp, paper and chemical processing applications. In April 2004, we acquired Mallard Control Company and its wholly-owned subsidiary, Hydroseal, ("Mallard") which produces control valves, relief valves, pressure regulators, and other related products primarily for oil and gas production and processing and other petrochemical applications. During 2005, we merged the operations of Mallard and Hydroseal into KF Industries' Oklahoma City facility and renamed the resulting entity Circor Energy Products Inc. ("CEP"). As a result, CEP now manufacturers and sells products under the KF Industries, Mallard Control, Hydroseal Valve and Contromatics names. In May 2005, we acquired the 40% interest that we did not own in our Chinese joint venture, Suzhou KF Valve Company, Ltd. ("SKVC"), located in Suzhou, People's Republic of China. SKVC was originally formed as a joint venture with us in 1995 and manufactures two-inch through twenty-four-inch carbon and stainless steel ball valves. We sell products manufactured by SKVC to customers worldwide for oil and gas applications. In February 2006, we acquired Sagebrush Pipeline Equipment Company ("Sagebrush") which provides pipeline flow control and measurement equipment to the North American oil and gas markets.

Industry

Oil and Gas and Petrochemical Markets. The oil and gas and petrochemical markets include domestic and international oil and gas exploration and production, distribution, refining, pipeline construction and maintenance, chemical processing and general industrial applications.

Process and Power Markets. The process and power markets use valves to control steam and other fluids for a variety of applications, including: heating facilities; production of hot water and electricity; freeze protection of external piping; cleaning by laundries; food processing and cooking; and heat transfer applications using steam or hot water in industrial processes.

HVAC and Maritime Markets. The HVAC market utilizes valves and control systems, primarily in steam-related commercial and institutional heating applications. Steam control products also are used in the maritime market, which includes the U.S. Navy and commercial shipping.

Aerospace Markets. The commercial and military aerospace markets we serve include valve and component applications and landing systems used on military combat and transport aircraft, helicopters, missiles, tracked vehicles and ships. Our products also are used on commercial, commuter and business aircraft, space launch vehicles, space shuttles and satellites. Our products also are sold into the support infrastructure for these markets, with such applications as ground support maintenance equipment. We supply products used in hydraulic, fuel, water, and air systems.

Pharmaceutical, Medical and Analytical Instrumentation Markets. The pharmaceutical industry uses our products in research and development, analytical instrumentation and process measurement applications. We also market our products to original equipment manufacturers of surgical and medical instruments. Representative applications include: surgical and medical instruments; orthopedic devices and surgical supplies; diagnostic reagents; electro-medical equipment; x-ray equipment; and dental equipment.

Our Business Objectives and Strategies

We are focused on providing solutions for our customers' fluid control requirements through a broad base of products and services. We have begun to transform our worldwide operations and culture through the development of lean manufacturing techniques. We believe many of our product lines have leading positions in their niche markets. Our objective is to enhance shareholder value through profitable growth of our diversified, multi-national, fluid control company. In order to achieve this objective, our key strategies are to:

- Continue to build market positions and improve operational performance to customers;
- Improve the profitability of our business;
- Expand into various fluid control industries and markets and capitalize on integration opportunities;
- Increase product offerings; and
- Expand our geographic coverage.

Overall, our growth strategies are expected to continue increasing our market positions, building our product offerings, enhancing marketing and distribution channels and providing additional opportunities to realize integration cost savings.

Products

The following table lists the principal products and markets served by each of the businesses within our two product groups. Within the majority of our product lines, we believe that we have competitively broad product offerings in terms of distinct designs, sizes and configurations of our valves and related products.

Product Families	Principal Products	Primary Markets Served
Instrumentation and Thermal Fluid Controls Products Group		
Aerodyne Controls	Pneumatic manifold switches; mercury-free motion switches; pneumatic valves; control assemblies	Aerospace; medical instrumentation; military; automotive

Product Families	Principal Products	Primary Markets Served
Instrumentation and Thermal Fluid Controls Products Group – (Continued)		
Circle Seal Controls	Motor-operated valves; check valves; relief valves; pneumatic valves; gauges; solenoid valves; regulators	General industrial; power generation; medical; pharmaceutical; aerospace; military; natural gas vehicles
CPC-Cryolab and Rockwood Swendeman	Cryogenic control and safety relief valves; valve assemblies	Liquefied industrial gases; other high purity processing
Dopak and Texas Sampling Systems	Sampling systems for liquids, liquefied gas, and gases	Chemical; petrochemical; pharmaceutical; biotech; and food and beverage industries
GO Regulator	Pressure reducing regulators; specialized cylinder manifolds; high pressure regulators; pneumatic pressure regulators; diaphragm valves	Analytical instrumentation; chemical processing; semiconductors
Hale Hamilton	Stop valves; relief valves; pressure regulators; reducing stations; filling systems	Maritime and naval defense; industrial gas; high technology industrial
Hoke	Compression tube fittings; instrument ball and needle valves; cylinders; cylinder valves; actuators; modular analyzer systems	General industrial; analytical instrumentation; compressed natural gas; natural gas vehicles; chemical processing; semiconductors
Industria	Solenoid valves and components	Aerospace; commercial and military
Leslie Controls	Steam and water regulators; steam control valves; electric actuated shut- off valves; steam water heaters	HVAC; maritime; general industrial and power; chemical processing
Loud Engineering	Landing gear systems; struts; solenoids; actuators	Aerospace; military
Nicholson Steam Trap	Steam traps; condensate pumps; unions	HVAC; general industrial; industrial processing
RTK	Control valves; regulators; actuators; and related instrumentation products	HVAC; industrial; food and beverage; pharmaceutical
Survival Engineering Inc.	Inflation Valves, Inlet Check Valves, Pressure Relief Valves, Topping Off Valves, Hand Pumps, Hoses and Flanges	Life rafts (marine and aviation), Marine Evacuation Systems, Underwater Recovery Systems, Submarine Underwater Escape Systems
Spence Engineering	Safety and relief valves; pilot operated and direct steam regulators; steam control valves	HVAC; general industrial
Spence Strainers	Specialty strainers; check valves; butterfly valves; connectors	General industrial; chemical processing; refining; power; and HVAC

Product Families	Principal Products	Primary Markets Served
Instrumentation and Thermal Fluid Controls Products Group – (Continued)		
Tomco	Pneumatic and hydraulic quick couplers and safety relief valves	General industrial and instrumentation
U.S. Para Plate	High pressure valves and regulators	Aerospace; military; industrial wash systems
Energy Products Group		
Contromatics	Threaded-end and flanged-end floating ball valves; butterfly valves; pneumatic and electric actuators	Oil and gas; refining; general industrial; chemical processing
KF Industries	Threaded-end and flanged-end floating ball valves; actuators; pipeline closures; trunnion supported ball valves; needle valves; check valves, Mud valves; and gate valves	Oil and gas exploration; production; refining and transmission; maritime; chemical processing
Hydroseal	Relief valves	Oil and gas production and processing and other industrial applications
Mallard Control	Control valves; pressure regulators; and other related products	Oil and gas production and processing and other industrial applications
Pibiviesse	Forged steel ball valves	Oil and gas exploration; production; refining and transmission
Sagebrush	Pipeline flow control and measurement systems	Oil and gas production; refining and transmission

Sales and Distribution

We sell our products to distributors and end-users primarily through commissioned representatives and through our direct sales forces. Our representative networks offer technically trained sales forces with strong relationships to key markets on a variable cost (commission) basis to us.

We believe that our multifaceted and well established sales and distribution channels constitute a competitive strength, providing access to our markets. We believe that we have good relationships with our representatives and distributors and we continue to implement marketing programs to enhance these relationships. Ongoing distribution-enhancement programs include shortening shelf stock delivery, reducing assemble-to-order lead times, introducing new products, and offering competitive pricing, technical training and literature.

Manufacturing

We have integrated and highly automated manufacturing capabilities including machining operations, assembly and testing. We also purchase machined components and finished valves to supplement our internal manufacturing capacity and to lower our overall cost of less sophisticated valve products. Our machining operations feature computer-controlled machine tools, high-speed chucking machines and automatic screw machines for machining brass, iron, steel and aluminum components. We believe that our diverse manufacturing capabilities are essential in the valve industry in order to control product quality, to be responsive to customers' custom design requirements and to ensure timely delivery. Product quality and performance are a priority for our customers, especially since many of our product applications involve caustic or volatile chemicals and, in many cases, involve processes that are used in the precise control of fluids. In order to further improve our profitability and increase working capital turns, we continued our implementation of lean manufacturing techniques, expanding to most of our manufacturing locations and we have also continued to further expand our foreign sourcing programs.

We are committed to maintaining our manufacturing equipment at a level consistent with current technology in order to maintain high levels of quality and manufacturing efficiencies. As part of this commitment, we have spent a total of $12.0 million, $10.0 million, and $15.0 million on capital expenditures for the years ended December 31, 2007, 2006, and 2005, respectively. Depreciation expense for these periods was $10.9 million, $11.2 million, and $9.8 million, respectively.

We believe that our current facilities will meet our near-term production requirements without the need for additional facilities.

Quality Control

The majority of our products require the approval of and have been approved by applicable industry standards agencies in the United States and European markets. We have consistently advocated the development and enforcement of performance and safety standards, and continually update our procedures as part of our commitment to meet these standards. We maintain quality control and testing procedures at each of our manufacturing facilities in order to produce products in compliance with these standards. Additionally, most of our major manufacturing subsidiaries in the Instrumentation and Thermal Fluid Controls Products Group have acquired ISO 9000 or 9001 certification from the International Organization for Standardization and those in the Energy Products Group have acquired American Petroleum Institute certification.

Our products are designed, manufactured and tested to meet the requirements of various government or industry regulatory bodies as well as the quality control systems of certain customers. The primary industry standards that certain of our Instrumentation and Thermal Fluid Controls Products must meet include standards promulgated by: Underwriters' Laboratory; American National Standards Institute; American Society of Mechanical Engineers; U.S. Military; Federal Aviation Administration; Society of Automotive Engineers; Boeing Basic and Advanced Management System; Aerospace Quality Assurance System; the American Gas Association; the Department of Transportation; and European Pressure Equipment Directive and Technical Inspection Association. The primary industry standards required to be met by, and applicable to, our Energy Products include: American National Standards Institute; American Society of Mechanical Engineers; American Petroleum Institute and Factory Mutual.

Product Development

We continue to develop new and innovative products to enhance our market positions. Our product development capabilities include the ability to design and manufacture custom applications to meet high tolerance or close precision requirements. For example, KF Industries has fire-safe testing capabilities, Circle Seal has the ability to meet the testing specifications of the aerospace industry and Pibiviesse can meet the tolerance requirements of sub-sea and cryogenic environments. These testing and manufacturing capabilities have enabled us to develop customer-specified applications, unique characteristics of which have been subsequently utilized in broader product offerings. Our research and development expenditures for the years ended December 31, 2007, 2006, and 2005, were $3.2 million, $3.2 million, and $1.9 million, respectively.

Raw Materials

The raw materials used most often in our production processes are stainless steel, carbon steel, aluminum, bronze, and brass. These materials are subject to price fluctuations that may adversely affect our results of operations. We purchase these materials from numerous suppliers and have recently experienced constraints on the supply of certain raw material as well as the inability of certain suppliers to respond to our increasing needs. Historically, increases in the prices of raw materials have been partially offset by increased sales prices, active materials management, project engineering programs and the diversity of materials used in our production processes.

Competition

The domestic and international markets for our products are highly competitive. Some of our competitors have substantially greater financial, marketing, personnel and other resources than us. We consider product quality, performance, price, distribution capabilities and breadth of product offerings to be the primary competitive factors in these markets. We believe that new product development and product engineering are also important to our success and that our position in the industry is attributable, in significant part, to our ability to develop innovative products quickly, and to adapt and enhance existing products to specific customer applications.

The primary competitors of our Instrumentation and Thermal Fluid Controls Products Group include: Swagelok Company; Parker Hannifin Corporation; The Ham-let Group; Samson AG; Spirax-Sarco Engineering plc; Masonneilan (a division of Dresser, Inc.); Flowseal (a division of Crane Co.); Fisher (a division of Emerson Electric Company); and ASCO.

The primary competitors of our Energy Products Group include: Cameron; Balon; Crane Co.; Velan Valve Corporation; Kitz Corporation; Valvitalia SpA and ZyTech Global Industries.

Trademarks and Patents

We own patents that are scheduled to expire between 2008 and 2024 and trademarks that can be renewed as long as we continue to use them. We do not believe the vitality and competitiveness of either of our business segments as a whole depends on any one or more patents or trademarks. We own certain licenses such as software licenses, but we do not believe that our business as a whole depends on any one or more licenses.

Customers, Cyclicality and Seasonality

For the year ended December 31, 2007, no single customer accounted for more than 10% of revenues for either the Instrumentation and Thermal Fluid Controls Products Group or the Energy Products Group.

We have experienced and expect to continue to experience fluctuations in revenues and operating results due to economic and business cycles. Our businesses, particularly the Energy Products Group, are cyclical in nature as the worldwide demand for oil and gas fluctuates. When the worldwide demand for oil and gas is depressed, the demand for our products used in those markets declines. Future changes in demand for petrochemical products could have a material adverse effect on our business, financial condition or results of operations. Similarly, although not to the same extent as the oil and gas markets, the aerospace, military and maritime markets have historically experienced cyclical fluctuations in demand that could also have a material adverse effect on our business, financial condition or results of operations.

Backlog

Our total order backlog was $422 million as of January 25, 2008, compared to $300 million as of February 10, 2007. We expect all but $85.0 million of the backlog at January 25, 2008 will be shipped by December 31, 2008. The change in our backlog was primarily due to increased orders for major international oil and gas projects.

Employees

As of December 31, 2007, our worldwide operations directly employed approximately 2,600 people. We have 66 employees in the United States who are covered by a single collective bargaining agreement. We also have 190 employees in Italy, 117 in France, 45 in the Netherlands and 22 in Germany, covered by governmental regulations or workers' councils. We believe that our employee relations are good at this time.

Segment and Geographic Financial Data

Financial information by segment and geographic area is incorporated herein by reference to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 17 in the notes to consolidated financial statements included in this report.

Government Regulation Regarding the Environment

As a result of our manufacturing and assembly operations, our businesses are subject to federal, state, local and foreign laws, as well as other legal requirements relating to the generation, storage, transport and disposal of materials. These laws include, without limitation, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act and the Comprehensive Environmental Response and Compensation and Liability Act.

We currently do not anticipate any materially adverse impact on our business, financial condition or results of operations as a result of our compliance with federal, state, local and foreign environmental laws. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of our manufacturing operations and there is no assurance that material liabilities or charges could not arise. During the year ended December 31, 2007, we capitalized approximately $0.5 million related to environmental and safety control facilities and we also incurred and expensed an additional $0.6 million related to environmental and safety control facilities. We also expect to capitalize $0.6 million related to environmental and safety control facilities during the year ending December 31, 2008 and also expect to incur and expense charges of approximately $0.9 million related to environmental and safety control facilities during the year ending December 31, 2008.

Item 1A. Risk Factors

Certain Risk Factors That May Affect Future Results

Set forth below are certain risk factors that we believe are material to our stockholders. If any of the following risks occur, our business, financial condition, results of operations, and reputation could be harmed. You should also consider these risk factors when you read "forward-looking statements" elsewhere in this report. You can identify forward-looking statements by terms such as "may," "hope," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," or "continue," the negative of those terms or other comparable terminology. Those forward-looking statements are only predictions and can be adversely affected if any of the following risks occur:

Our Leslie Controls, Inc. subsidiary is subject to asbestos-related litigation that could ultimately have an adverse effect on our financial statements, results of operations or cash flows.

As more fully described in Part I, Item 3 "Legal Proceedings", our Leslie Controls, Inc. subsidiary ("Leslie") has been and continues to be named as a defendant in asbestos related product liability actions. The actual amounts expended on asbestos-related claims in any year may be impacted by the number of claims filed, the volume of pre-trial proceedings, and the numbers of trials and settlements. Historically, Leslie's defense and resolution of these asbestos-related claims has not had a material adverse effect on our financial condition, results of operations, or cash flows. During the fourth quarter of 2007, Leslie recorded an additional liability of $9.0 million and anticipated insurance recoveries of $6.4 million, for the estimated indemnity cost associated with resolution of its current open claims. Although Leslie believes this estimate is reasonable, such estimate also is highly uncertain, especially because Leslie's claims history is relatively limited, very recent, and quite variable. As a result, the actual costs of resolving these pending claims could be substantially higher or lower than the current estimate. In addition, while future claims are probable, Leslie's management cannot estimate the losses that may arise from such future claims and we, therefore, have not accrued a liability for such future claims. Leslie also incurs significant costs in defending asbestos claims and we record these costs at the time incurred. A significant increase beyond our estimates in the cost to Leslie of resolving current claims, the incurrence of significant liability with respect to future claims, or a significant increase in the cost of defending current and future asbestos claims could have a material adverse effect on our financial condition, results of operations or cash flows.

Leslie's primary insurance carriers currently pay 71% of each defense and indemnity dollar incurred with respect to asbestos claims. Leslie management believes that the amount of insurance remaining in its primary layer should be sufficient to cover resolution of its current claims. While future claims are probable, we cannot estimate the amount of any liabilities associated with such future claims; however, resolution of such future claims could result in an exhaustion of the primary layer of insurance. Because Leslie has limited available excess insurance coverage, an exhaustion of its primary insurance layer would likely result in Leslie becoming responsible for a substantial majority of any defense and indemnity costs which could have a material adverse effect on our financial condition, results of operations, or cash flows. In this regard, we refer the reader to and incorporate by reference Part I, Item 3 captioned "Legal Proceedings" in this Annual Report on Form 10-K and to Part I, Item I captioned "Legal Proceedings" in our periodic filings on Form 10-Q which provides more specific information regarding the amount of primary layer insurance remaining.

We believe that payment of any litigation-related asbestos liabilities of Leslie (Leslie currently constitutes approximately 6% of the Company's consolidated revenues and shareholders' equity) is legally limited to the net assets of that subsidiary. This belief is based on the principle of American law that a shareholder (including a parent corporation) is generally not liable for an incorporated entity's obligations.

Some of our end-markets are cyclical, which may cause us to experience fluctuations in revenues or operating results.

We have experienced, and expect to continue to experience, fluctuations in revenues and operating results due to economic and business cycles. We sell our products principally to oil, gas, petrochemical, process, power, aerospace, military, heating, ventilation and air conditioning ("HVAC"), maritime, pharmaceutical, and medical and instrumentation markets. Although we serve a variety of markets to avoid a dependency on any one, a significant downturn in any one of these markets could cause a material reduction in our revenues that could be difficult to offset.

In particular, our petrochemical business is cyclical in nature as the worldwide demand for oil and gas fluctuates. When worldwide demand for oil and gas is depressed, the demand for our products used in maintenance and repair of existing oil and gas applications, as well as exploration or new oil and gas project applications, is reduced. As a result, we historically have generated lower revenues and profits in periods of declining demand for petrochemical products. Therefore, results of operations for any particular period are not necessarily indicative of the results of operations for any future period. Future downturns in demand for petrochemical products could have a material adverse effect on our business, financial condition or results of operations. Similarly, although not to the same extent as the oil and gas markets, the aerospace, military and maritime markets have historically experienced cyclical fluctuations in demand that also could have a material adverse effect on our business, financial condition or results of operations.

We face the continuing impact of economic and financial conditions in the United States and around the world as well as current conflicts in Iraq and the rest of the Middle East.

In the past, terrorist attacks have negatively impacted general economic, market and political conditions. In particular, the 2001 terrorist attacks, compounded with changes in the national economy, resulted in reduced revenues in the aerospace and general industrial markets in years 2002 and 2003. Although economic conditions have improved considerably, additional terrorist acts or acts of war (wherever located around the world) could cause damage or disruption to our business, our facilities or our employees which could significantly impact our business, financial condition or results of operations. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility, including the current conflicts in Iraq and the Middle East, have created many economic and political uncertainties, which could adversely affect our business and results of operations in ways that cannot presently be predicted. In addition, with manufacturing facilities located worldwide, including facilities located in the United States, Canada, Western Europe and the People's Republic of China, we may be impacted by terrorist actions not only against the United States but in other parts of the world as well. We are not insured for losses and interruptions caused by terrorist acts and acts of war for our aviation products.

If we cannot continue operating our manufacturing facilities at current or higher levels, our results of operations could be adversely affected.

We operate a number of manufacturing facilities for the production of our products. The equipment and management systems necessary for such operations may break down, perform poorly, or fail, resulting in fluctuations in manufacturing efficiencies. Such fluctuations may affect our ability to deliver products to our customers on a timely basis, which could have a material adverse effect on our business, financial condition or results of operations. Commencing in 2005 and continuing in 2007, we embarked on a company wide program to implement lean manufacturing techniques. We believe that this process will produce meaningful reductions in manufacturing costs. However, implementation of these techniques may cause short-term inefficiencies in production. If we ultimately are unable to successfully implement these processes our anticipated profitability may suffer.

We face significant competition in our markets and, if we are not able to respond to competition in our markets, our revenues may decrease.

We face significant competition from a variety of competitors in each of our markets. Some of our competitors have substantially greater financial, marketing, personnel and other resources than we do. New competitors also could enter our markets. We consider product quality, performance, price, distribution capabilities and breadth of product offerings to be the primary competitive factors in our markets. Our competitors may be able to offer more attractive pricing, duplicate our strategies, or develop enhancements to products that could offer performance features that are superior to our products. Competitive pressures, including those described above, and other factors could adversely affect our competitive position, involving a loss of market share or decreases in prices, either of which could have a material adverse effect on our business, financial condition or results of operations. In addition, some of our competitors are based in foreign countries and have cost structures and prices based on foreign currencies. Accordingly, currency fluctuations could cause our U.S. dollar-priced products to be less competitive than our competitors' products that are priced in other currencies.

If we experience delays in introducing new products or if our existing or new products do not achieve or maintain market acceptance, our revenues may decrease.

Our industries are characterized by: intense competition; changes in end-user requirements; technically complex products; and evolving product offerings and introductions.

We believe our future success will depend, in part, on our ability to anticipate or adapt to these factors and to offer, on a timely basis, products that meet customer demands. Failure to develop new and innovative products or to custom design existing products could result in the loss of existing customers to competitors or the inability to attract new business, either of which may adversely affect our revenues. The development of new or enhanced products is a complex and uncertain process requiring the anticipation of technological and market trends. We may experience design, manufacturing, marketing or other difficulties, such as an inability to attract a sufficient number of qualified engineers, which could delay or prevent our development, introduction or marketing of new products or enhancements and result in unexpected expenses.

Implementation of our acquisition strategy may not be successful, which could affect our ability to increase our revenues or could reduce our profitability.

One of our continued strategies is to increase our revenues and expand our markets through acquisitions that will provide us with complementary instrumentation and thermal fluid controls and energy products. We expect to spend significant time and effort in expanding our existing businesses and identifying, completing and integrating acquisitions. We expect to face competition for acquisition candidates that may limit the number of acquisition opportunities available to us and may result in higher acquisition prices. We cannot be certain that we will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies without substantial costs, delays or other problems. Also, there can be no assurance that companies we acquire will achieve revenues, profitability or cash flows that justify our investment in them and may result in an impairment charge. In addition, acquisitions may involve a number of special risks, including: adverse short-term effects on our reported operating results; diversion of management's attention; loss of key personnel at acquired companies; or unanticipated management or operational problems or legal liabilities. Some or all of these special risks could have a material adverse effect on our business, financial condition or results of operations.

If we fail to manufacture and deliver high quality products, we may lose customers.

Product quality and performance are a priority for our customers since many of our product applications involve caustic or volatile chemicals and, in many cases, involve processes that require precise control of fluids. Our products also are used in the aerospace, military, commercial aircraft, pharmaceutical, medical, analytical equipment, oil and gas exploration, transmission and refining, chemical processing, and maritime industries. These industries require products that meet stringent performance and safety standards. If we fail to maintain and enforce quality control and testing procedures, our products will not meet these stringent performance and safety standards. Substandard products would seriously harm our reputation, resulting in both a loss of current customers to our competitors and damage to our ability to attract new customers, which could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to continue operating successfully overseas or to successfully expand into new international markets, our revenues may decrease.

We derive a significant portion of our revenue from sales outside the United States. In addition, one of our key growth strategies is to market our products in international markets not currently served by us in portions of Europe, Latin America and Asia. We may not succeed in marketing, selling and distributing our products in these new markets. Moreover, conducting business outside the United States is subject to additional risks, including currency exchange rate fluctuations, changes in regional, political or economic conditions, trade protection measures such as tariffs or import or export restrictions, and unexpected changes in regulatory requirements. One or more of these factors could prevent us from successfully expanding into new international markets and could also have a material adverse effect on our current international operations.

If we can not pass on higher raw material or manufacturing costs to our customers, we may become less profitable.

One of the ways we attempt to manage the risk of higher raw material and manufacturing costs is to increase selling prices to our customers. The markets we serve are extremely competitive and customers may not accept price increases or may look to alternative suppliers which may negatively impact our profitability and revenues.

If our suppliers cannot provide us with adequate quantities of materials to meet our customers' demands on a timely basis or if the quality of the materials provided does not meet our standards we may lose customers or experience lower profitability.

Some of our customer contracts require us to compensate those customers if we do not meet specified delivery obligations. We rely on numerous suppliers to provide us with our required materials and in many instances these materials must meet certain specifications. During 2005 and part of 2006, we experienced diminished supplier performance that negatively impacted our operating and net income. The diminished supplier performance was the result of: the closure of certain suppliers, problems with new supplier on-time delivery reliability as well as lower than expected new supplier qualification acceptance. While we believe that we have taken appropriate steps to remediate these lower supplier performance issues and to alleviate the diminished impact on profitability, a continuation or recurrence of these factors could have a negative impact on our ability to deliver our products to our customers within our committed time frames and could result in continued reductions of our operating and net income in future periods.

A change in international governmental policies or restrictions could result in decreased availability and increased costs for certain components and finished products that we outsource, which could adversely affect our profitability.

Like most manufacturers of fluid control products, we attempt, where appropriate, to reduce costs by seeking lower cost sources of certain components and finished products. Many such sources are located in developing countries such as the People's Republic of China, India and Taiwan, where a change in governmental approach toward U.S. trade could restrict the availability to us of such sources. In addition, periods of war or other international tension could interfere with international freight operations and hinder our ability to take delivery of such components and products. A decrease in the availability of these items could hinder our ability to timely meet our customers' orders. We attempt, when possible, to mitigate this risk by maintaining alternate sources for these components and products and by maintaining the capability to produce such items in our own manufacturing facilities. However, even when we are able to mitigate this risk, the cost of obtaining such items from alternate sources or producing them ourselves is often considerably greater, and a shift toward such higher cost production could therefore adversely affect our profitability.

The costs of complying with existing or future environmental regulations, and curing any violations of these regulations could increase our expenses or reduce our profitability.

We are subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used to manufacture, or resulting from the process of manufacturing, our products. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing or future laws will be administered or interpreted. Future regulations could be applied to materials, products or activities that have not been subject to regulation previously. The costs of complying with new or more stringent regulations, or with more vigorous enforcement of these or existing regulations could be significant.

Environmental laws require us to maintain and comply with a number of permits, authorizations and approvals and to maintain and update training programs and safety data regarding materials used in our processes. Violations of these requirements could result in financial penalties and other enforcement actions. We also could be required to halt one or more portions of our operations until a violation is cured. Although we attempt to operate in compliance with these environmental laws, we may not succeed in this effort at all times. The costs of curing violations or resolving enforcement actions that might be initiated by government authorities could be substantial.

The costs of complying with existing or future governmental regulations on importing and exporting practices and of curing any violations of these regulations, could increase our expenses, reduce our revenues or reduce our profitability.

We are subject to a variety of laws and international trade practices including regulations issued by the United States Bureau of Customs and Border Protection, the Bureau of Export Administration, the Department of State, the Department of Treasury. We cannot predict the nature, scope or effect of future regulatory requirements to which our international trading practices might be subject or the manner in which existing laws might be administered or interpreted. Future regulations could limit the countries into which certain of our products may be sold or could restrict our access to and increase the cost of obtaining products from foreign sources. In addition, actual or alleged violations of such regulations could result in enforcement actions and/or financial penalties that could result in substantial costs.

If our internal controls over financial reporting do not comply with the requirements of the Sarbanes-Oxley Act, our business and stock price could be adversely affected.

If either management or our independent registered public accounting firm identifies one or more material weaknesses in internal control over financial reporting that exist as of the end of our fiscal year, the material weakness(es) will be reported either by management in its self assessment or by our independent registered public accounting firm in its report or both, which may result in a loss of public confidence and could have an adverse affect on our business and our stock price. This could also result in significant additional expenditures responding to the Section 404 internal control audit and a diversion of management attention.

We face risks from product liability lawsuits that may adversely affect our business.

We, like other manufacturers and distributors of products designed to control and regulate fluids and chemicals, face an inherent risk of exposure to product liability claims in the event that the use of our products results in personal injury, property damage or business interruption to our customers. We may be subjected to various product liability claims, including, among others, that our products include inadequate or improper instructions for use or installation, or inadequate warnings concerning the effects of the failure of our products. Although we maintain strict quality controls and procedures, including the testing of raw materials and safety testing of selected finished products, we cannot be certain that our products will be completely free from defect. In addition, in certain cases, we rely on third-party manufacturers for our products or components of our products. Although we have liability insurance coverage, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost, or, if available, will be adequate to cover any such liabilities. We generally seek to obtain contractual indemnification from our third-party suppliers, and for us to be added as an additional insured party under such parties' insurance policies. Any such indemnification or insurance is limited by its terms and, as a practical matter, is limited to the credit worthiness of the indemnifying or insuring party. In the event that we do not have adequate insurance or contractual indemnification, product liabilities could have a material adverse effect on our business, financial condition or results of operations.

We depend on our key personnel and the loss of their services may adversely affect our business.

We believe that our success will depend on the continued employment of our senior management team and other key personnel. If one or more members of our senior management team or other key personnel were unable or unwilling to continue in their present positions, our business could be seriously harmed. In addition, if any of our key personnel joins a competitor or forms a competing company, some of our customers might choose to use the services of that competitor or those of a new company instead of our own. Other companies seeking to develop capabilities and products similar to ours may hire away some of our key personnel. If we are unable to maintain our key personnel and attract new employees, the execution of our business strategy may be hindered and our growth limited.

Various restrictions and agreements could hinder a takeover of us which is not supported by our board of directors or which is leveraged.

Our amended and restated certificate of incorporation and amended and restated by-laws, the Delaware General Corporation Law and our shareholder rights plan contain provisions that could delay or prevent a change in control in a transaction that is not approved by our board of directors or that is on a leveraged basis or otherwise. These include provisions creating a staggered board, limiting the shareholders' powers to remove directors, and prohibiting shareholders from calling a special meeting or taking action by written consent in lieu of a shareholders' meeting. In addition, our board of directors has the authority, without further action by the shareholders, to set the terms of and to issue preferred stock. Issuing preferred stock could adversely affect the voting power of the owners of our common stock, including the loss of voting control to others. Additionally, we have adopted a shareholder rights plan providing for the issuance of rights that will cause substantial dilution to a person or group of persons that acquires 15% (or with respect to passive investors 20%) or more of our shares of common stock, unless the rights are redeemed.

Delaying or preventing a takeover could result in our shareholders ultimately receiving less for their shares by deterring potential bidders for our stock or assets.

Our debt agreements limit our ability to issue equity, make acquisitions, incur debt, pay dividends, make investments, sell assets, merge or raise capital.

Our outstanding industrial revenue bond, and our revolving credit facility agreement, dated December 20, 2005 and amended October 12, 2006, govern our indebtedness to our lenders. The debt agreements include provisions which place limitations on certain activities including our ability to: issue shares of our common stock; incur additional indebtedness; create any liens or encumbrances on our assets or make any guarantees; make certain investments; pay cash dividends above certain limits; or dispose of or sell assets or enter into a merger or a similar transaction.

The trading price of our common stock may be volatile and investors in our common stock may experience substantial losses.

The trading price of our common stock may be volatile. Our common stock could decline or fluctuate in response to a variety of factors, including, but not limited to: our failure to meet the performance estimates of securities analysts; changes in financial estimates of our revenues and operating results or buy/sell recommendations by securities analysts; the timing of announcements by us or our competitors concerning significant product line developments, contracts or acquisitions or publicity regarding actual or potential results or performance; fluctuation in our quarterly operating results caused by fluctuations in revenue and expenses; substantial sales of our common stock by our existing shareholders; general stock market conditions; or other economic or external factors.

In addition, the stock market as a whole has in the past experienced price and volume fluctuations. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This type of litigation could result in substantial costs and a diversion of management attention and resources.

Our international activities expose us to fluctuations in currency exchange rates that could adversely affect our results of operations and cash flows.

Our international manufacturing and sales activities expose us to changes in foreign currency exchange rates. Such fluctuations could result in our (i) paying higher prices for certain imported goods and services, (ii) realizing lower prices for any sales denominated in currencies other than U.S. dollars, (iii) realizing lower net income, on a U.S. dollar basis, from our international operations due to the effects of translation from weakened functional currencies, and (iv) realizing higher costs to settle transactions denominated in other currencies. Any of these risks could adversely affect our results of operations and cash flows. Our major foreign currency exposures involve the markets in Western Europe, Canada and Asia.

We use forward contracts to manage the currency risk related to business transactions denominated in foreign currencies. We primarily utilize forward exchange contracts with maturities of less than eighteen months. To the extent these transactions are completed, the contracts do not subject us to significant risk from exchange rate fluctuations because they offset gains and losses on the related foreign currency denominated transactions.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We maintain 20 major facilities worldwide, including 17 significant manufacturing operations located in the United States, Canada, Western Europe and the People's Republic of China. Many of these facilities contain sales offices or warehouses from which we ship finished goods to customers, distributors and commissioned representative organizations. Our executive office is located in Burlington, Massachusetts.

The Instrumentation and Thermal Fluid Controls Products Group has facilities located in the United States, Germany, France, the Netherlands, and the United Kingdom. Properties in Ronkonkoma, New York; Ontario, California, Le Plessis, France, and Spartanburg, South Carolina; are leased. The Energy Products Group has facilities located in the United States, Canada, Italy and the People's Republic of China. Properties in Nerviano, Italy; Naviglio, Italy; Edmonton, Alberta, Canada; a distribution center in Oklahoma City, and a manufacturing facility in Sapulpa, Oklahoma are leased. Our Tampa facility is subject to a collateral assignment under a loan agreement with a long-term lender.

In general, we believe that our properties, including machinery, tools and equipment, are in good condition, are well maintained, and are adequate and suitable for their intended uses. Our manufacturing facilities generally operate five days per week on one or two shifts. We believe our manufacturing capacity could be increased by working additional shifts and weekends and by successful implementation of our on-going lean manufacturing initiatives.

Item 3. Legal Proceedings

Like many other manufacturers of fluid control products, our subsidiary Leslie Controls, Inc. ("Leslie"), which we acquired in 1989, has been and continues to be named as a defendant in product liability actions brought on behalf of individuals who seek compensation for their alleged exposure to airborne asbestos fibers. In some instances, we also have been named individually and/or as alleged successor in interest in these cases. As of December 31, 2007, Leslie was a named defendant in approximately 707 active, unresolved asbestos-related claims filed in California, Texas, New York, Massachusetts, Connecticut, and 27 other states (excluding Mississippi). Of these claims, approximately 338 involve claimants allegedly suffering from (or the estates of decedents who allegedly died from) mesothelioma, a fatal malignancy associated with asbestos exposure. In addition, Leslie was also a named defendant in approximately 5,200 unresolved asbestos-related claims filed in Mississippi. Since 2004, however, the Mississippi Supreme Court has interpreted joinder rules more strictly, and the state legislature enacted a tort reform act under which each plaintiff must independently satisfy venue provisions, thus preventing thousands of out-of-state claimants from tagging onto a single in-state plaintiff's case. As a result of these changes, Mississippi state court judges since 2004 have severed and dismissed tens of thousands of out-of-state asbestos claims against numerous defendants including Leslie. We continue to expect that most of the remaining Mississippi claims against Leslie will be dismissed as well. Leslie has not incurred any indemnity costs in Mississippi and defense costs to resolve these Mississippi cases have not been significant. While it is possible that certain dismissed claims could be re-filed in Mississippi or in other jurisdictions, any such re-filings likely would be made on behalf of one or a small number of related individuals who could demonstrate actual injury and some connection to Leslie's products.

Leslie's asbestos-related claims generally involve its fluid control products. Leslie management believes that any asbestos was incorporated entirely within the product in a way that would not allow for any ambient asbestos during normal operation or during normal inspection and repair procedures. Leslie and its insurers' general strategy have been to vigorously defend these cases. Nevertheless, while we strongly believe that exposure to Leslie's products has not caused asbestos-related illness to any plaintiff, there is no assurance that juries or courts will not reach a different conclusion in particular cases. Leslie has resolved a number of asbestos-related claims over the past few years and continues to do so for strategic reasons, including avoiding defense costs and the possible risk of excessive verdicts. The amounts expended on asbestos-related claims in any year may be impacted by the number of claims filed, the volume of pre-trial proceedings, and the numbers of trials and settlements. To date, Leslie's defense and resolution of these asbestos-related claims have not had a material adverse effect on our financial condition, results of operations, or cash flows.

During our 2007 fiscal year Leslie resolved a total of 267 asbestos cases for an aggregate indemnity amount of $4.3 million, of which 71% or $3.1 million was paid by insurance. (Leslie's insurance coverage is further discussed below.) The following tables provide more specific information regarding Leslie's claim activity and defense costs during each of the three years ended December 31, 2007 as well as the financial impact on the Company of the asbestos litigation for such periods (excluding open Mississippi cases for which we anticipate dismissal of virtually all such cases for the reasons described above):

	For the Year Ended December 31		
	2007	2006	2005
Beginning open cases	492	290	122
Cases filed	482	353	216
Cases resolved and dismissed	(267)	(151)	(48)
Ending open cases	707	492	290
Ending open mesothelioma cases	338	265	169

	For the Year Ended December 31		
(In Thousands)	2007	2006	2005
Settlement costs incurred	$ 4,252	2,338	1,059
Adverse verdicts accrued	3,766	–	–
Open case accrual	9,030	–	–
Defense cost incurred	8,928	5,766	2,155
Less insurance recoveries	(18,442)	(5,753)	(2,282)
Net pre-tax expense	$ 7,534	$ 2,351	$ 932
Average pre-tax settlement amount per case resolved & dismissed	$ 16	$ 15	$ 22

The information reflected above includes a jury verdict rendered on October 12, 2007 by a Los Angeles state court jury that, if allowed to stand, would result in a liability to Leslie of approximately $2.5 million (29%, or approximately $0.7 million, would be paid by Leslie while insurance would pay the balance). Although Leslie accrued a liability in the third quarter of fiscal 2007 for this verdict, both

Leslie and the other defendant against whom the judgment was rendered have appealed this verdict. We believe there are strong grounds for either significantly reducing the amount of the award or for requiring a new trial.

Leslie records an estimated liability associated with reported asbestos claims when it believes that a loss is both probable and can be reasonably estimated. In prior periods, with respect to its unresolved pending claims, Leslie did not believe that it had sufficient information to assess the likelihood of resolving such claims. Accordingly, until the fourth quarter of 2007, Leslie accrued for defense costs as incurred, and accrued for pending claims only when resolution of a particular claim was probable and the probable loss was estimable. As a practical matter, the claims accrual generally occurred close in time to when a settlement agreement for a particular claim was reached. In most cases, settlement payments are paid to claimants within thirty to sixty days of settlement. In the only two cases in which Leslie has received an adverse verdict, Leslie has accrued $3.8 million for such claims at the time the adverse verdict was rendered. Leslie also recorded an insurance receivable of $2.7 million to be paid by its insurers for these adverse verdicts. In both cases, Leslie has appealed the judgment rendered against it and Leslie is not at this time able to determine when or if those accrued amounts ultimately will be paid or not.

Over the last few years, Leslie has continued to accumulate data associated with its asbestos claims. During the fourth quarter of 2007, we performed a detailed review of our Leslie asbestos matters. This review, among other items, included an assessment of Leslie's historical filed, resolved and dismissed claim rates. In conducting this review, certain factors caused us to determine that the likelihood of incurrence of indemnity costs for existing cases was now probable. The most significant of these factors include an escalation, commencing in 2006 and continuing in 2007, of the rate of claim resolutions and filings, as well as the incurrence, for the first time in 2007, of adverse jury verdicts. From 2005 to 2007, our claim settlement costs increased more than 300% and our cases filed increased more than 100%. As part of our review of asbestos matters we engaged Hamilton, Rabinovitz and Associates, Inc. ("HR&A"), a firm specializing in estimating expected liabilities of mass tort claims, to help us determine an estimate of Leslie's asbestos-related liabilities. Because Leslie's claims experience is both limited and variable, HR&A concluded that any estimate of pending or future liabilities of Leslie's asbestos claims would be highly uncertain from a statistical perspective. Leslie's management has determined, however, that, by using its historical (albeit brief) average cost by disease classification in resolving closed claims, and by applying this information to the mix of current open claims as of December 31, 2007, it could make a reasonable estimate of the indemnity costs to be incurred in resolving such current open claims. Therefore, during the fourth quarter of 2007 Leslie recorded an additional liability of $9.0 million for the estimated indemnity cost associated with resolution of its current open claims. Leslie expects that payment of the amounts accrued with respect to the open claims will be made by Leslie and its insurers over the next three years. The recording of this liability resulted in a pretax charge of $2.6 million, net of insurance recoveries. A summary of Leslie's unpaid existing asbestos claims and incurred asbestos defense cost liabilities and the related insurance recoveries is provided below.

	As of December 31	
In Thousands	2007	2006
Existing claim indemnity liability	$13,731	$ –
Incurred defense cost liability	$ 3,028	$1,026
Insurance recoveries	$11,899	$ –

Although Leslie believes its estimates are reasonable, such estimates are also highly uncertain, especially because Leslie's claims history is relatively limited, very recent, and quite variable. Depending on future events, the actual costs of resolving these pending claims could be substantially higher or lower than the current estimate. Some of the more significant unknown or uncertain factors that will affect these costs going forward include:

- the severity of the injuries alleged by each pending claimant;
- increases or decreases in Leslie's average settlement costs;
- possible adverse or favorable jury verdicts;
- rulings on unresolved legal issues in various jurisdictions that bear on Leslie's legal liability;
- the numbers of claims that will be dismissed with no indemnity payments;
- the impact of potential changes in legislative or judicial standards in different jurisdictions;
- the potential bankruptcies of other companies named as defendants in asbestos-related claims.

As a result of these factors, Leslie is unable to estimate a range of additional losses that may be reasonably possible in the event that actual indemnity costs of resolving pending claims are higher than our estimate. In addition, while the likelihood of future claims is probable, Leslie's management cannot estimate the amount of new claims or any range of losses that may be reasonably possible arising from such future claims. With respect to current claims, critical information is known regarding such factors as disease mix, jurisdiction and identity of plaintiff's counsel. Such information is of course unknown with respect to any future claims, and Leslie's management believes that the disease mix, jurisdictional information and plaintiff counsel identity associated with its current case experience, which has been both limited and variable, cannot reasonably be extrapolated to any future filings. Moreover, Leslie management believes that appellate actions recently commenced and currently pending in certain jurisdictions such as California, together with movements toward legislative and judicial reform in such jurisdictions may significantly alter the litigation landscape, thus affecting both the rate at which claims may be filed as well as the likelihood of incurring indemnity amounts on account of such future claims and the level of indemnity that may be incurred to resolve such claims.

To date, Leslie's insurers have paid the vast majority of the costs associated with its defense and settlement of asbestos-related actions. Under Leslie's current cost-sharing arrangements with its insurers, Leslie's insurers pay 71% of defense and settlement costs associated with asbestos-related claims and Leslie is responsible for the remaining 29% of all such defense and indemnity costs. The amount of indemnity available under Leslie's primary layer of insurance coverage is therefore reduced by 71% of any amounts paid through settlement or verdict. We believe that, as of December 31, 2007, excluding the impact of the October 12, 2007 adverse jury verdict, and without giving effect to our estimate for the indemnity cost of resolving pending claims, the aggregate amount of indemnity remaining on Leslie's primary layer of insurance was approximately $10.5 million. If the October 12, 2007 jury verdict were to stand, our primary layer of insurance could be reduced by an additional $1.8 million. Similarly, if our estimate of the indemnity cost of resolving pending claims is accurate, such resolution ultimately would further reduce the aggregate amount of primary layer indemnity by approximately $6.4 million. Based on its current estimate of costs to resolve Leslie's pending asbestos claims, Leslie's management believes that this primary layer of insurance should be sufficient to cover such pending claims. As set forth above, we cannot estimate the amount of any liabilities associated with such future claims and therefore cannot reasonably estimate when and if the primary insurance may be eroded. In addition, Leslie has limited available excess insurance coverage. Some of this excess insurance, however, lies above layers of excess insurance written by insolvent insurers, which could affect when Leslie may be able to recover this excess insurance. Moreover, unlike primary policies under which defense costs do not erode policy limits, the terms of excess policies typically provide that covered defense costs do erode policy limits. As a result, if its primary insurance layer were exhausted, Leslie would likely become responsible for a substantial majority of any defense and indemnity costs, which could have a material adverse effect on our financial condition, results of operations, or cash flows.

We believe that payment of any litigation-related asbestos liabilities of Leslie (Leslie currently constitutes approximately 6% of the Company's consolidated revenues and shareholders' equity) is legally limited to the net assets of that subsidiary. This belief is based on the principle of American law that a shareholder (including a parent corporation) is generally not liable for an incorporated entity's obligations.

Smaller numbers of asbestos-related claims have also been filed against two of our other subsidiaries – Spence Engineering the stock of which we acquired in 1984; and Hoke, the stock of which we acquired in 1998. Due to the nature of the products supplied by these entities, the markets they serve and our historical experience in resolving these claims, we do not believe that asbestos-related claims will have a material adverse effect on the financial condition, results of operations or liquidity of Spence or Hoke, or the financial condition, consolidated results of operations or liquidity of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted, during the fourth quarter of the year covered by this Annual Report, to a vote of security holders through solicitation of proxies or otherwise.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CIR". Quarterly share prices and dividends declared and paid are incorporated herein by reference to Note 18 to the consolidated financial statements included in this Annual Report.

During the first quarter of 2008, we declared a dividend of $0.0375 per outstanding common share payable on March 21, 2008 to shareholders of record on March 7, 2008.

Our board of directors is responsible for determining our dividend policy. Although we currently intend to continue paying cash dividends, the timing and level of such dividends will necessarily depend on our board of directors' assessments of earnings, financial condition, capital requirements and other factors, including restrictions, if any, imposed by our lenders. See "Liquidity and Capital Resources" under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information.

As of February 25, 2008, there were 16,671,261 shares of our common stock outstanding and we had 98 holders of record of our common stock. We believe the number of beneficial owners of our common stock was substantially greater on that date.

In accordance with Section 303A, 12(a) of the NYSE Listed Company Manual, our Chief Executive Officer, on May 7, 2007, filed with the NYSE his certification that he was not aware of any violation by the Company of NYSE corporate governance listing standards.

	12/02	12/03	12/04	12/05	12/06	12/07
CIRCOR International, Inc.	100.00	152.87	148.02	164.98	237.74	300.72
S&P 500	100.00	128.68	142.69	149.70	173.34	182.87
Peer Group*	100.00	135.12	171.91	180.18	222.95	307.47

* Peer group companies include: Crane Company, Flowserve Corp, Gardner Denver Inc., Idex Corp., Moog Inc., Parker Hannifin Corp., Robbins & Myers Inc., and Roper Industries Inc.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among CIRCOR International, Inc., The S&P 500 Index And A Peer Group


$350
$300
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
CIRCOR International, Inc.
S&P 500
Peer Group

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. Selected Financial Data

The following table presents certain selected financial data that has been derived from our audited consolidated financial statements and notes related thereto and should be read along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and notes included in this Annual Report.

The consolidated statements of operations and consolidated statements of cash flows data for the years ended December 31, 2007, 2006 and 2005, and the consolidated balance sheet data as of December 31,

2007 and 2006 are derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this Annual Report. The consolidated statements of operations and consolidated statements of cash flows data, and the consolidated balance sheet data as of December 31, 2004 and 2003, are derived from our audited consolidated financial statements not included in this report.

Selected Financial Data

(In thousands, except per share data)

	Years Ended December 31,				
	2007	2006	2005	2004(3)	2003
Statement of Operations Data (1):					
Net revenues	$665,740	$591,711	$450,531	$381,834	$359,453
Gross profit	195,367	172,908	132,675	107,569	105,512
Operating income	56,767	47,510	33,005	21,934	29,987
Income before interest and taxes	58,024	47,376	32,861	22,168	30,824
Net income	37,911	29,328	20,383	11,803	17,873
Balance Sheet Data:					
Total assets	$676,469	$605,675	$460,380	$428,418	$423,863
Total debt (2)	22,102	64,826	33,491	42,880	61,059
Shareholders' equity	420,384	357,301	310,723	293,435	275,160
Total capitalization	442,486	422,127	344,214	336,315	336,219
Other Financial Data:					
Cash flow provided by (used in):					
Operating activities	$ 56,916	$ 29,858	$ 45,326	$ 29,249	$ 58,646
Investing activities	(16,831)	(68,239)	(60,899)	(10,107)	(20,981)
Financing activities	(35,529)	34,148	(10,304)	(19,536)	(19,517)
Net interest expense	3,001	5,117	2,810	3,690	5,151
Capital expenditures	11,983	9,933	15,021	5,287	6,823
Diluted earnings per common share	$ 2.27	$ 1.80	$ 1.27	$ 0.74	$ 1.14
Diluted weighted average common shares outstanding	16,730	16,291	16,019	15,877	15,675
Cash dividends declared per common share	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15

(1) The statement of operations data for the years ended December 31, 2007, 2006, 2005, 2004, and 2003 includes, respectively, $2.5 million, $0.7 million, $1.6 million, $0.3 million, and $1.4 million of special charges associated with the closure, consolidation and reorganization of certain manufacturing plants, pension curtailment, as well as costs related to CEO/CFO retirement agreements recorded in 2007.

(2) Includes capital leases obligations of: $0.6 million, $0.9 million, $1.7 million, $0.1 million and $0.1 million as of December 31, 2007, 2006, 2005, 2004 and 2003 respectively.

(3) Results for the year ended December 31, 2004 include a $6.6 million pre-tax charge for an inventory write-down related to a change in our warehousing and inventory carrying practices.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Annual Report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission. The words "may," "hope," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. We believe that it is important to communicate our future expectations to our stockholders, and we, therefore, make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the cyclicality and highly competitive nature of some of our end markets which can affect the overall demand for and pricing of our products, changes in the price of and demand for oil and gas in both domestic and international markets, variability of raw material and component pricing, changes in our suppliers' performance, fluctuations in foreign currency exchange rates, our ability to continue operating our manufacturing facilities at efficient levels including our ability to continue to reduce costs, our ability to generate increased cash by reducing our inventories, our prevention of the accumulation of excess inventory, our ability to successfully implement our acquisition strategy, increasing interest rates, our ability to continue to successfully defend product liability actions including asbestos-related claims, as well as the uncertain continuing impact on economic and financial conditions in the United States and around the world as a result of terrorist attacks, current Middle Eastern conflicts and related matters. We advise you to read further about certain of these and other risk factors set forth in Part I Item 1A, "Risk Factors" of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview

CIRCOR International, Inc. is a leading provider of valves and fluid control products for the industrial, aerospace, petrochemical, and energy markets. We offer one of the industry's broadest and most diverse range of products – a range that allows us to supply end-users with a wide array of valves and component products for fluid systems.

We have organized the Company into two segments: Instrumentation and Thermal Fluid Controls Products and Energy Products. The Instrumentation and Thermal Fluid Controls Products segment serves our broadest variety of end-markets, including military and commercial aerospace, chemical processing, marine, power generation, commercial HVAC systems, food and beverage processing, and other general industrial markets. The Energy Products segment primarily serves the oil and gas exploration, production and distribution markets.

Our growth strategy includes organic profitable growth as well as strategic acquisitions that extend our current offering of engineered flow control products. For organic growth, our businesses focus on developing new products and reacting quickly to changes in market conditions in order to help grow our revenues. Regarding acquisitions, we have made twelve acquisitions in the last six years that extended our product offerings. Our acquisitions of Loud in January 2005 and Industria in October 2005 provided us with complementary aerospace component and subassembly manufacturing capabilities. In February 2006, we acquired two businesses: Hale Hamilton and its subsidiary Cambridge Fluid Systems, a leading provider of high pressure valves and flow control equipment, and Sagebrush which provides pipeline flow control and measurement equipment to oil and gas markets. In July 2007, we purchased the assets of SEI, a leader in the design of pneumatic controls and inflation systems for the aerospace, marine, defense, and industrial markets.

Regarding our 2007 financial results, we had a record year in a number of respects. Customer orders increased 8% over 2006 whereas revenues rose 13% over 2006. Net income and diluted earnings per share were the highest ever for Circor; net income rose 29% over 2006 to $37.9 million and diluted earnings per share increased 26% to $2.27. We enter 2008 with the highest backlog ever to begin a new year, at $392 million. These results can be largely attributed to the robust worldwide spending in the oil and gas markets.

While our Energy Products segment achieved record revenues and near record operating margins, the profitability of our Instrumentation and Thermal Fluid Products segment continued to be constrained by production difficulties from operational changes, higher stainless steel costs and a significant increase in our asbestos-related costs at our Leslie facility, compared to 2006. In response to these issues, we have strengthened our supplier management processes and expanded our international sourcing programs. We have also strengthened our management teams, continued our lean manufacturing improvement initiatives with a focus on manufacturing constraints, and initiated further facility consolidations. These counter-measures helped our Instrumentation and Thermal Fluid Products segment report nearly sequential operating margin improvement after the first quarter 2007, exiting 2007 with fourth quarter 2007 operating margin of 11.2%, excluding the 286 basis point effect from the $2.6 million accrual for asbestos-related open claims against Leslie Controls. During 2008, we expect to show improved profitability within the Instrumentation and Thermal Fluid Control Products segment.

Regarding cash flow, we generated cash flow from operating activities of $56.9 million, or 9% of revenues, an increase of $27.0 million compared to $29.9 million generated in 2006. The increase from 2006 resulted from greater 2007 profitability and more efficient use of working capital compared to 2006. We also used $16.8 million of cash for investing activities and $35.5 million in financing activities, specifically $43.0 million was used for net payments on our revolving line of credit. As of December 31, 2007, we believe we remain a well-capitalized company with total debt-to-total capitalization of 5%.

Basis of Presentation

All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior period financial statement amounts have been reclassified to conform to currently reported presentations. We monitor our business in two segments: Instrumentation and Thermal Fluid Controls Products and Energy Products.

We operate and report financial information using a 52-week fiscal year ending December 31. The data periods contained within our Quarterly Reports on Form 10-Q reflect the results of operations for the

13-week, 26-week and 39-week periods which generally end on the Sunday nearest the calendar quarter-end date.

Critical Accounting Policies

The following discussion of accounting policies is intended to supplement the section "Summary of Significant Accounting Policies" presented in Note 2 to our consolidated financial statements. These policies were selected because they are broadly applicable within our operating units. The expenses and accrued liabilities or allowances related to certain of these policies are initially based on our best estimates at the time of original entry in our accounting records. Adjustments are recorded when our actual experience, or new information concerning our expected experience, differs from underlying initial estimates. These adjustments could be material if our actual or expected experience were to change significantly in a short period of time. We make frequent comparisons of actual experience and expected experience in order to mitigate the likelihood of material adjustments.

Except for income taxes and a change in the measurement of pension liabilities, there have been no significant changes from the methodology applied by management for critical accounting estimates previously disclosed in our 2006 Annual Report on Form 10-K. The methodology applied to management's estimate for income taxes has changed due to the implementation of a new accounting pronouncement as described below and in Note (8) of the accompanying consolidated financial statements.

Revenue Recognition

Revenue is recognized when products are delivered, title and risk of loss have passed to the customer, no significant post-delivery obligations remain and collection of the resulting receivable is reasonably assured. Shipping and handling costs invoiced to customers are recorded as components of revenues and the associated costs are recorded as cost of revenues.

Allowance for Inventory

We typically analyze our inventory aging and projected future usage on a quarterly basis to assess the adequacy of our inventory allowances. We provide inventory allowances for excess, slow-moving, and obsolete inventories determined primarily by estimates of future demand. The allowance is measured as the difference between the cost of the inventory and estimated market value and charged to the provision for inventory, which is a component of our cost of revenues. Assumptions about future demand is one of the primary factors utilized to estimate market value. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Our net inventory balance was $171.7 million as of December 31, 2007, compared to $150.2 million as of December 31, 2006. Our inventory allowance as of December 31, 2007 was $11.6 million, compared with $11.1 million as of December 31, 2006. Our provision for inventory obsolescence was $3.5 million, $5.6 million, and $3.2 million, for 2007, 2006, and 2005, respectively.

If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of changing technology and customer requirements, we could be required to increase our inventory allowances and our gross profit could be adversely affected.

Inventory management remains an area of focus as we balance the need to maintain adequate inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of changing technology and customer requirements.

Purchase Accounting

In connection with our acquisitions, we assess and formulate a plan related to the future integration of the acquired entity. This process begins during the due diligence process and is concluded within twelve months of the acquisition. Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques for industrial manufacturing companies and we typically utilize third party valuation firms to assist in the valuation of certain tangible and intangible assets. We accrue estimates for certain costs, related primarily to personnel reductions and facility closures or restructurings, anticipated at the date of acquisition, in accordance with Financial Accounting Standards Board ("FASB") Statement No. 141 "Business Combinations" and Emerging Issues Task Force Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." Adjustments to these estimates are made during the acquisition allocation period, which is generally up to twelve months from the acquisition date as plans are finalized. Subsequent to the allocation period, costs incurred in excess of the recorded acquisition accruals are generally expensed as incurred and if accruals are not utilized for the intended purpose the excess is recorded as an adjustment to the cost of the acquired entity, usually decreasing goodwill.

Legal Contingencies

We are currently involved in various legal claims and legal proceedings, some of which may involve substantial dollar amounts. Periodically, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure can be reasonably estimated. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material adverse effect on our business, results of operations and financial position. For more information related to our outstanding legal proceedings, see "Contingencies and Guarantees" in Note (14) of the accompanying consolidated financial statements as well as "Legal Proceedings" in Part I, Item 3.

Impairment Analysis

As required by SFAS No.142, "Goodwill and Intangible Assets", we perform an annual assessment as to whether there was an indication that goodwill and certain intangible assets are impaired. We also perform impairment analyses whenever events and circumstances indicate that goodwill or certain intangibles may be impaired.

Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to identifiable tangible and intangible assets acquired less liabilities assumed. Our policy is to perform impairment tests for each reporting unit on goodwill and certain intangible assets on an annual basis and between annual tests in certain circumstances, if triggering events indicate impairment may have occurred. In assessing the fair value of goodwill, we use our best estimates of future cash flows of operating activities and capital expenditures of the reporting unit, the estimated terminal value for each reporting unit, and a discount rate based on our weighted average cost of capital. If these estimates or related projections change in the future due to changes in industry and market conditions, we may be required to record impairment charges. When the estimated future cash flows are expected to be less than the carrying value of the assets of the reporting unit being reviewed for impairment, the assets are written down to fair market value. The goodwill recorded on the consolidated balance sheet as of December 31, 2007 was $169.1 compared with $163.7 million as of December 31, 2006. The amounts of our non-amortizing intangible assets were $18.7 million and $18.4 million, as of December 31, 2007 and 2006, respectively. Based on impairment tests performed, there was no impairment of our goodwill in 2007, 2006, or 2005.

In the fourth quarter 2007, we recorded a pre-tax charge of $2.6 million related to the estimated indemnity costs to resolve open asbestos claims filed against Leslie Controls, which is reported in our Instrumentation and Thermal Fluid Controls Segment. As a result of the evolving factors associated with Leslie Control's asbestos matters, our outlook of diminished future cash flow for Leslie Controls was an indicator of impairment that triggered an impairment analysis on the long-lived assets of Leslie Control's in accordance with SFAS No. 144. The impairment analysis, which was completed as part of our year-end 2007 closing process with the assistance of an independent third-party appraisal firm, led us to conclude that the fair value of Leslie Control's long-lived assets was at least equal to net book value, and no impairment charge was necessary.

Income Taxes

Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance. Our effective tax rates differ from the statutory rate due to the impact of research and product development tax credits, extraterritorial income exclusion, domestic manufacturing deduction, state taxes, and the tax impact of non-U.S. operations. Our effective tax rate was 31.1%, 30.6%, and 32.2%, for 2007, 2006, and 2005, respectively. For 2008, we expect an effective income tax rate of 32.0%. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and vice versa. Changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof may also adversely affect our future effective tax rate. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

In 2007, deferred income tax liabilities decreased primarily due to the reversal of prior depreciation differences and amortization relating to non-goodwill intangibles. Deferred income tax assets increased primarily due to an increase in accrued expenses and inventory reserves. Regarding deferred income tax assets, we maintained a total valuation allowance of $9.6 million at December 31, 2007, due to uncertainties related to our ability to utilize these assets, primarily consisting of certain foreign tax credits, state net operating losses and state tax credits carried forward. The valuation allowance is based on estimates of taxable income in each of the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable. If market conditions improve and future results of operations exceed our current expectations, our existing tax valuation allowances may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realizable. As a result, we may need to establish additional tax valuation allowances for all or a portion of the gross deferred tax assets, which may have a material adverse effect on our business, results of operations and financial condition.

In June 2006, the FASB issued Interpretation 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which became effective for us beginning in 2007. FIN 48 addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The result of the Company's reassessment of its tax positions in accordance with FIN 48 did not have a material impact on the results of operations, financial condition or liquidity.

It is the Company's policy to record estimated interest and penalties as income tax expense and tax credits as a reduction in income tax expense. The Company recognizes both interest and penalties as part of the income tax provision. During the year ended December 31, 2007, the Company recognized approximately $0.1 million in interest. As of December 31, 2007, accrued interest and penalties were $0.2 million.

Deferred tax assets and liabilities are determined based upon the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2007, the liability for uncertain income tax positions was $2.3 million. Due to the high degree of uncertainty regarding the timing of potential future cash flows associated with these liabilities, we are unable to make a reasonably reliable estimate of the amount and period in which these liabilities might be paid.

For additional information regarding the adoption of FIN 48, see "Income Taxes" in Note (8), of the accompanying consolidated financial statements.

Pension Benefits

We maintain two pension benefit plans, a qualified noncontributory defined benefit plan that covers substantially all of our salaried and hourly non-union employees in the United States, and a nonqualified, noncontributory defined benefit supplemental plan that provides benefits to certain highly compensated officers and employees. To date, the supplemental plan remains an unfunded plan. These plans include significant pension benefit obligations which are calculated based on actuarial valuations. Key assumptions are made in determining these obligations and related expenses, including expected rates of return on plan assets and discount rates. Benefits are based primarily on years of service and employees' compensation. As of July 1, 2006, in connection with a revision to our retirement plan, we froze the pension benefits of our qualified noncontributory plan participants. Under the revised plan, such participants generally do not accrue any additional benefits under the defined benefit plan after July 1, 2006 and will instead receive enhanced benefits associated with our defined contribution 401(k) plan in which substantially all of our U.S. employees are eligible to participate.

Effective December 2006, we adopted the recognition and disclosure provisions of SFAS No.158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This Statement requires employers to recognize in their balance sheets the over-funded or under-funded status of defined benefit post-retirement plans, measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other post-retirement plans). Employers must recognize the change in the funded status of the plan in the year in which the change occurs through other comprehensive income. This Statement also requires plan assets and obligations to be measured as of the employers' balance sheet date. We adopted the measurement provisions of SFAS 158 beginning January 1, 2007. See Note (13) of the accompanying consolidated financial statements for further information on our benefit plans.

Prior to the adoption of the recognition provisions of SFAS No. 158, we accounted for our pension benefit plans under SFAS No. 87, "Employers Accounting for Pensions." SFAS No. 87 required that a liability (minimum pension liability) be recorded when the accumulated benefit obligation (ABO) exceeded the combined fair value of plan assets and accumulated pension cost. Any adjustment was recorded as a non-cash charge to other comprehensive income in shareholders' equity (deficit). SFAS No. 106 required that the liability recorded should represent the actuarial present value of all future benefits attributable to an employee's service rendered to date. Under both SFAS No. 87 and No. 106, changes in the funded status were not immediately recognized, rather they were deferred and recognized ratably over future periods. Upon adoption of the recognition provisions of SFAS No. 158, the Company recognized the amounts of prior changes in the funded status of its post-retirement benefit plans through other comprehensive income (loss).

Assets of our qualified pension plan are comprised of equity investments of companies in the United States with large and small market capitalizations, fixed income securities issued by the United States government, or its agencies, and certain international equities. There are no common shares of CIRCOR in the plan assets.

The expected long-term rate of return on plan assets used to estimate pension expenses was 8.5% for 2007 and 2006. For the qualified plan, the discount rate used to estimate the net pension expense for 2007 was 6.15% compared to 5.5% for the period of January 1, 2006 through June 30, 2006 and 6.0% for the period from July 1, 2006 through December 31, 2006. For the nonqualified plan, the discount rate used to estimate the net pension expenses for 2007 was 6.05% compared to 5.5% in 2006. The qualified plan was remeasured on March 31, 2006 due to freeze in pension benefits after July 1, 2006 which has resulted in multiple discount rates for different periods in 2006 for the qualified plan. The effect of the discount rate changes for 2007 lowered our projected benefit obligation by approximately $1.5 million and lowered our 2007 pension expense by approximately $0.1 million.

Unrecognized actuarial gains and losses in excess of the 10% corridor are being recognized over approximately a ten-year period, which represents the weighted average expected remaining service life of the employee group. Unrecognized actuarial gains and losses arise from several factors including experience and assumption changes in the obligations and from the difference between expected returns and actual returns on assets.

The fair value of our defined benefit plan assets at December 31, 2007 was less than the estimated projected benefit obligations. See Note (13) of the accompanying consolidated financial statements for further information on our benefit plans.

During 2007, we did not make any cash contributions to our defined benefit pension plans. In 2008, we do not expect to make voluntary cash contributions, although global capital market and interest rate fluctuations will impact future funding requirements.

We derive our discount rate utilizing a commonly known pension discount curve, discounting future projected benefit obligation cash flows to arrive at a single equivalent rate. For 2008, we utilized 6.25% as our discount rate for our pension plans on a weighted average basis given the level of yield on corporate bond interest rates. The effect of the change in the assumed discount rate is expected to lower our projected benefit obligation by approximately $0.5 million and has virtually no impact on 2008 pension expense.

We will continue to evaluate our expected long-term rates of return on plan assets and discount rates at least annually and make adjustments as necessary; such adjustments could change the pension and post-retirement obligations and expenses in the future. If the actual operation of the plans differ from the assumptions, additional contributions by us may be required. If we are required to make significant contributions to fund the defined benefit plans, reported results could be adversely affected and our cash flow available for other uses may be reduced.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The following tables set forth the results of operations, percentage of net revenue and the period-to-period percentage change in certain financial data for the year ended December 31, 2007 and December 31, 2006:

	Year Ended				
	December 31, 2007		December 31, 2006		% Change
	(Dollars in thousands)				
Net revenues	$665,740	100.0%	$591,711	100.0%	12.5%
Cost of revenues	470,373	70.7	418,803	70.8	12.3
Gross profit	195,367	29.3	172,908	29.2	13.0
Selling, general and administrative expenses	136,086	20.4	124,720	21.1	9.1
Special charges	2,514	0.4	678	0.1	n/m
Operating income	56,767	8.5	47,510	8.0	19.5
Other (income) expense:					
Interest expense, net	3,001	0.5	5,117	0.9	(41.4)
Other (income) expense, net	(1,257)	(0.2)	134	–	n/m
Total other expense	1,744	0.3	5,251	0.9	(66.8)
Income before income taxes	55,023	8.3	42,259	7.1	30.2
Provision for income taxes	17,112	2.6	12,931	2.2	32.3
Net income	$ 37,911	5.7	$ 29,328	5.0	29.3

Net Revenue

Net revenues for the year ended December 31, 2007 increased by $74.0 million, or 13%, to $665.7 million, from $591.7 million for the year ended December 31, 2006. The increase in net revenues for the year ended December 31, 2007 was attributable to the following:

	Year Ended						
Segment	December 31, 2007	December 31, 2006	Total Change	Acquisitions	Divestiture	Operations	Foreign Exchange
			(In thousands)				
Instrumentation & Thermal Fluids Control	$343,596	$312,700	$30,896	$2,434	$(7,805)	$25,916	$10,351
Energy	322,144	279,011	43,133	4,712	–	26,549	11,872
Total	$665,740	$591,711	$74,029	$7,146	$(7,805)	$52,465	$22,223

The Instrumentation and Thermal Fluid Controls Products segment accounted for 52% of net revenues for the year ended December 31, 2007 compared to 53% for the year ended December 31, 2006. The Energy Products segment accounted for 48% of net revenues for the year ended December 31, 2007 compared to 47% for the year ended December 31, 2006.

Instrumentation and Thermal Fluid Controls Products revenues increased $30.9 million, or 10%, for the year ended December 31, 2007 compared to the same period in 2006. The increase in revenues was the net result of several factors. This segment's customer orders increased 14% in 2007 compared to 2006, excluding a small business sold in 2006. Business units in this segment benefited from higher volumes and selling prices. Revenue increased an incremental $2.4 million from the February 2006 acquisition of Hale Hamilton which complemented this segment's sales to general industrial, power generation, aerospace, and chemical processing end markets. The increase in 2007 on net revenues is also net of a decrease of revenues from our December 2006 sale of the small, break-even French business, Société Alsacienne Regulaves Thermiques von Rohr, S.A. ("SART"), which had $7.8 million of revenue in 2006. This segment's year to date revenues also included a $10.4 million increase due to higher foreign exchange rates compared to the US dollar. In 2008, we expect market conditions to remain steady for most of the general industrial, commercial HVAC, power generation, and aerospace end markets served by this segment. Excluding any 2008 acquisitions in this segment, we expect a revenue increase in this segment approximating 5.0 % for the full year 2008 compared 2007.

Energy Products revenues increased by $43.1 million, or 16%, for the year ended December 31, 2007 compared to the same period in 2006. The increase in revenues was the net result of an incremental $26.5 million from organic increases in revenues which included $25.6 million for large international projects and fabricated systems in North America and the balance from standard products sold through distribution. The total organic revenue increase resulted from an escalation in worldwide demand for oil and natural gas that has motivated producers to increase their drilling, production, and distribution facilities. This segment's revenues for standard products sold through distribution declined in the second half of 2007 due to lower orders resulting from wet weather conditions in the Midwest in June and July and by distributors normalizing their stocking levels, after over-buying from manufacturers during 2006 and early 2007 due to tight supply of products. We expect our distributors to have completed their re-balancing of inventories by the first quarter of 2008. Revenues in 2007 also increased an incremental $4.7 million from the February 2006 acquisition of Sagebrush which produces fabricated measuring, metering, and control sub-systems for pipeline applications in the North America oil and gas markets. This segment's revenues also included a $11.9 million increase due to higher foreign exchange rates compared to the US dollar. The increase in end market demand resulted in this segment's customer backlog being 48% higher as of December 31, 2007, compared to the same period last year and nearly equivalent to the end of the third quarter of 2007. Looking forward, after three successive years in which this segment's organic sales growth was nearly 20% per year, we expect the Energy Products segment to have 2008 full year sales growth approximating 12% to 15% compared to 2007.

Gross Profit

Consolidated gross profit increased $22.5 million or 13% to $195.4 million for the year ended December 31, 2007 compared to $172.9 million for 2006. Consolidated gross margin of 29.3% for 2007 was an increase of 10 basis points from 2006.

Gross profit for the Instrumentation and Thermal Fluid Controls Products segment increased $6.6 million for the year ended December 31, 2007 compared to the same period in 2006. Gross profit increased on higher unit volume increases related to market growth and selective customer price increases; however, these increases were partially offset by higher costs. The higher costs included continuing higher raw material costs, especially brass, stainless steel and other nickel-based alloys, and we were not able to fully offset these additional costs via higher prices to customers. Also, with higher capacity utilization at critical vendors, we spent additional amounts to counteract decreased vendor responsiveness and lengthened lead times to receive certain critical parts. Further, we experienced lower factory productivity from re-organizing production flow in three of this segment's U.S. plants. Measures enacted to counter these factors include outsourcing and foreign-sourcing to lower the cost of goods sold, focusing lean manufacturing priorities to achieve more linear and efficient production levels, and ensuring predictable flow of inventory from global suppliers. One result of counter-measures taken was the closing in the first quarter of 2007 of a U.S. plant with similar production now being sourced from Asian suppliers. This plant closing resulted in a special charge cost in 2007 of $1.2 million, of which $0.6 million was recorded in each of the first two quarters of 2007. The annual savings of this closure and foreign-sourcing counter-measure is expected to be $1.7 million.

Gross profit for the Energy Products segment increased $15.9 million or 22% for the year ended December 31, 2007 compared to the same period in 2006. This increase included an incremental $0.9 million from the February 2006 acquisition of Sagebrush and $3.3 million increase in gross profit due to higher foreign exchange rates compared to the US dollar. The remainder of the 2007 increase resulted from operational improvements: higher unit shipments to meet the strong global demand, customer price increases, and further increases in foreign-sourcing which helped to lower cost of goods sold and improved linearity in production activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $11.4 million, or 9%, to $136.1 million for the year ended December 31, 2007 compared to $124.7 million for 2006. Selling, general and administrative expenses were 20.4% of revenues for 2007, a decrease of 70 basis points from 2006.

Selling, general and administrative expenses for the Instrumentation and Thermal Fluid Controls Products segment increased by $6.7 million over 2006 which was due to increased litigation costs associated with asbestos-related claims, higher foreign exchange rates for the Euro and Pound Sterling, higher personnel-related costs at certain locations, and the incremental impact from our 2006 acquisition of Hale Hamilton, offset by $3.1 million of costs for our Sart business divested in December 2006. The increased litigation costs included a net $2.6 million charge related to an accrual for estimated indemnity costs to resolve open asbestos claims for our Leslie facility.

Selling, general and administrative expenses for the Energy Products segment increased only $2.6 million despite its 16% revenue growth. This increase was due to higher foreign exchange rates for the Euro, incremental expense from our February 2006 acquisition of Sagebrush, and higher commissions.

Corporate, general and administrative expenses increased $2.0 million to $17.9 million in 2007 compared to the year ended December 31, 2006. The increase was primarily from higher benefit costs and professional fees.

Special Charges

Special charges of $2.5 million were recorded in the year ended December 31, 2007. These charges include $2.4 million related to costs associated with the Company's CEO and CFO retirement agreements, specifically the accelerated vesting of certain equity awards; $1.2 million pertaining to severance and facility costs primarily from closing a facility located in Connecticut within the Instrumentation and Thermal Fluid Controls segment, and a $1.2 million net gain related to the sale of facilities classified as held for sale within the Energy Products Segment.

For the year ended December 31, 2006, special charges of $0.7 million were recognized including a pension curtailment charge of $0.4 million incurred in connection with the freeze of our qualified noncontributory defined benefit plan and $0.3 million related to a write-down of an asset classified as held for sale.

Operating Income

The change in operating income for the year ended December 31, 2007 compared to the year ended December 31, 2006 was as follows:

Segment	Year Ended December 31, 2007	Year Ended December 31, 2006	Total Change	Acquisitions	Divestiture	Operations	Foreign Exchange
			(In thousands)				
Instrumentation & Thermal Fluid Controls	$ 26,287	$ 27,658	$ (1,371)	$ 90	$(153)	$ (2,300)	$ 992
Energy	50,691	36,102	14,589	458	–	11,965	2,166
Corporate	(20,211)	(16,250)	(3,961)	–	–	(3,961)	–
Total	$ 56,767	$ 47,510	$ 9,257	$548	$(153)	$ 5,704	$3,158

Operating income increased $9.3 million, or 20%, to $56.8 million for the year ended December 31, 2007 from $47.5 million for 2006, on a 13% increase in revenues in 2007.

Operating income for the Instrumentation and Thermal Fluid Controls Products segment decreased $1.4 million to $26.3 million compared to the year ended December 31, 2006. While revenues increased 10%, operating margin declined as our businesses in this segment were hampered by higher raw material costs, especially stainless steel and brass, manufacturing inefficiencies, and costs to counteract decreased vendor responsiveness and increased litigation costs associated with asbestos-related claims. The French business, Sart, which was sold in December 2006, had recorded a $0.2 million profit for the 2006 period owned by us.

Operating income for the Energy Products segment increased $14.6 million, or 40% for the year ended December 31, 2007 compared to the same period in 2006. Operating margins increased 280 basis points to 15.7% on a revenue increase of 16%, compared to 2006. The Energy Products Segment increased operating income benefited from a higher volume of shipments, price increases to customers, further foreign sourcing that reduced cost of goods sold as well as the incremental contribution from our 2006 acquisition of Sagebrush.

Interest Expense, Net

Interest expense, net, decreased $2.1 million to $3.0 million for 2007 compared to $5.1 million for 2006. The decrease in interest expense, net was primarily due to $15.0 million lower outstanding balance of our 8.23% senior unsecured notes that were fully paid in October 2006 and steadily reduced borrowings during 2007 against our revolving credit facility.

Other Income, Net

Other income, net was a $1.3 million gain for the year ended December 31, 2007 compared to $0.1 million expense in the same period of 2006. The difference in the amounts of other income was largely the 2007 gain on the sale of an investment in a small European business within our Instrumentation and Thermal Fluid Control Products segment for $1.6 million.

Provision for Income Taxes

The effective tax rate was 31.1% for the year ended December 31, 2007 compared to 30.6% for the same period of 2006. The rate increase was the net result of the expiration of the extraterritorial income exclusion in 2006, proportionally greater income in 2007 from higher taxed jurisdictions partially offset by revaluation of deferred tax assets and liabilities as a result of in foreign tax law and lower statutory rates in Germany, the United Kingdom and Italy.

Net Income

Net income increased $8.6 million to $37.9 million for the year ended December 31, 2007 compared to $29.3 million for 2006. This increase is primarily attributable to: increased profitability of our Energy Products segment, incremental contributions from two acquisitions in February 2006, gains from the sale of a small European business and a former site in China, and lower interest expense partially offset by higher production, selling, and asbestos-related litigation costs incurred by a subsidiary in our Instrumentation and Thermal Fluid Products segment and higher corporate expenses.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The following tables set forth the results of operations, percentage of net revenue and the period-to-period percentage change in certain financial data for the year ended December 31, 2006 and December 31, 2005:

	Year Ended				
	December 31, 2006		December 31, 2005		% Change
	(Dollars in thousands)				
Net revenues	$591,711	100.0%	$450,531	100.0%	31.3%
Cost of revenues	418,803	70.8	317,856	70.6	31.8
Gross profit	172,908	29.2	132,675	29.4	30.3
Selling, general and administrative expenses	124,720	21.1	98,040	21.7	27.2
Special charges	678	0.1	1,630	0.4	(58.4)
Operating income	47,510	8.0	33,005	7.3	43.9
Other (income) expense:					
Interest expense, net	5,117	0.9	2,810	0.6	82.1
Other (income) expense, net	134	–	144	–	(6.9)
Total other expense	5,251	0.9	2,954	0.7	77.8
Income before income taxes	42,259	7.1	30,051	6.7	40.6
Provision for income taxes	12,931	2.2	9,668	2.1	33.8
Net income	$ 29,328	5.0	$ 20,383	4.5	43.9

Net Revenue

Net revenues for the year ended December 31, 2006 increased by $141.2 million, or 31.3%, to $591.7 million, up from $450.5 million for the year ended December 31, 2005. The increase in net revenues for the year ended December 31, 2006 was attributable to the following:

Segment	Year Ended December 31, 2006	Year Ended December 31, 2005	Total Change	Acquisitions	Operations	Foreign Exchange
			(In thousands)			
Instrumentation & Thermal Fluid Controls	$312,700	$251,276	$ 61,424	$48,966	$10,600	$1,858
Energy	279,011	199,255	79,756	40,455	33,744	5,557
Total	$591,711	$450,531	$141,180	$89,421	$44,344	$7,415

The Instrumentation and Thermal Fluid Controls Products segment accounted for 53% of net revenues for the year ended December 31, 2006 compared to 56% for the year ended December 31, 2005. The Energy Products segment accounted for 47% of net revenues for the year ended December 31, 2006 compared to 44% for the year ended December 31, 2005.

Instrumentation and Thermal Fluid Controls Products revenues increased $61.4 million, or 24%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase in revenues was the net result of several factors. Revenues increased an incremental $35 million from the February 2006 acquisition of Hale Hamilton and by $13 million from the acquisition of Industria in October 2005. The two acquisitions were complemented by organic increases in product sales to general industrial, power generation, aerospace, and chemical processing end markets. Incoming customer orders increased 6%, excluding Hale Hamilton and Industria, and benefited nearly every business unit, and many of our businesses benefited from higher selling prices. In 2007, management expects market conditions to remain steady for most of the general industrial, chemical processing and aerospace end markets served by this segment.

Energy Products revenues increased by $79.8 million, or 40%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase in revenues was the net result of an incremental $40 million from the February 2006 acquisition of Sagebrush. The added revenues from the Sagebrush acquisition were complemented by additional organic increases in revenues as an escalation in worldwide demand for oil and natural gas motivated producers to increase their drilling, production, and distribution facilities. Organic revenues from our North American operations increased $25 million over 2005, and our Italian subsidiary, Pibiviesse, increased its revenues $15 million over 2005. Pibiviesse continues to be successful in winning and fulfilling orders for large international oil and gas projects, a majority of which are for national energy companies in the Middle East.

Gross Profit

Consolidated gross profit increased $40.2 million, or 30%, to $172.9 million for the year ended December 31, 2006 compared to $132.7 million for the year ended December 31, 2005. Consolidated gross margin of 29.2% for the year ended December 31, 2006 was a decrease of 20 basis points from the prior year period.

Gross profit for the Instrumentation and Thermal Fluid Controls Products segment increased $16.4 million for the year ended December 31, 2006 compared to the prior year and was primarily the result of $12.9 million of incremental gross profit from the February 2006 acquisition of Hale Hamilton. At our ongoing businesses, gross profit increased on higher unit volume increases related to market growth and selective customer price increases; however, these increases were offset by higher costs. The higher costs included continuing higher raw material costs, especially stainless steel and nickel-based alloys, and we were not able to fully offset these additional costs via higher prices to customers. Also, with higher capacity utilization at critical vendors, we spent additional amounts in 2006 to counteract decreased vendor responsiveness and lengthened lead times to receive certain critical parts. Further, we experienced lower factory productivity from re-organizing production flow in three of this segment's U.S. plants. Measures being enacted to counter these factors include outsourcing and foreign-sourcing to lower the cost of goods sold, focusing lean manufacturing priorities to achieve more linear and efficient production levels, and ensuring predictable flow of inventory from global suppliers.

Gross profit for the Energy Products segment increased $23.8 million for the year ended December 31, 2006 compared to the year ended December 31, 2005. The gross profit increase was the net effect of: $15.5 million from higher sales by existing business units and $8.3 million from the 2006 acquisition of

Sagebrush. The operational improvements that have led to the increase in gross profit from our ongoing businesses included: higher unit shipments to meet the strong global demand, customer price increases, savings from facility consolidations in 2005, further increases in foreign-sourcing which helped to lower cost of goods sold, and improved linearity in production activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $26.7 million, or 27%, to $124.7 million for the year ended December 31, 2006 compared to $98.0 million for the year ended December 31, 2005. Selling, general and administrative expenses were 21.1% of revenues for the year ended December 31, 2006, a decrease of 70 basis points from 2005.

Selling, general and administrative expenses for the Instrumentation and Thermal Fluid Controls Products segment increased by $17.4 million, including $8.9 million of incremental expense from our February 2006 acquisition of Hale Hamilton. In addition, certain of our ongoing businesses invested in sales efforts and product engineering in 2006 to pursue sales prospects in fast growing geographies and key customer projects.

Selling, general and administrative expenses for the Energy Products segment increased $7.3 million, including $4.2 million of incremental expense from our February 2006 acquisition of Sagebrush. This segment also incurred higher commissions and selling expense related to its nearly 20% organic revenue growth and its near record backlog of $172 million as of December 31, 2006.

Corporate general and administrative expenses increased $1.8 million to $15.9 million for the year ended December 31, 2006 compared to $13.9 million the prior year. The majority of the net increase from 2005 was from higher stock-based compensation costs. We adopted the new accounting pronouncement, (FAS 123(R)) effective January 1, 2006, requiring the expensing of stock options. The impact of this new accounting pronouncement was an additional pretax expense of $1.2 million or $0.05 per diluted share in 2006. We also incurred an incremental pretax cost of $0.7 million or $0.03 per diluted share for restricted share units granted in 2006. Other corporate expense increases for staffing were offset by reductions in consulting fees, variable compensation costs and audit fees.

Special Charges

Special charges of $0.7 million were recognized for the year ended December 31, 2006 compared to $1.6 million for the year ended December 31, 2005. The special charges recognized as of year ended December 31, 2006 related to a pension curtailment charge of $0.4 million incurred in connection with the freeze of our qualified noncontributory defined benefit plan, and in our Energy Products segment, severance charges of $0.2 million incurred in closing an assembly operation and $0.1 million related to a write down of an asset classified as held for sale.

Operating Income

The change in operating income for the year ended December 31, 2006 compared to the year ended December 31, 2005 was as follows:

Segment	Year Ended December 31, 2006	Year Ended December 31, 2005	Total Change	Acquisitions	Operations	Foreign Exchange
	(In thousands)					
Instrumentation & Thermal Fluid Controls	$ 27,658	$ 27,842	$ (184)	$4,815	$ (5,150)	$ 151
Energy	36,102	19,081	17,021	4,117	11,916	988
Corporate	(16,250)	(13,918)	(2,332)	–	(2,324)	(8)
Total	$ 47,510	$ 33,005	$14,505	$8,932	$ 4,442	$1,131

Operating income increased $14.5 million, or 44%, to $47.5 million for the year ended December 31, 2006 from $33.0 million for the year ended December 31, 2005, on a 31% increase in revenues in 2006.

Operating income for the Instrumentation and Thermal Fluid Controls Products segment for the year ended December 31, 2006 was essentially unchanged from 2005, as its operating margin decreased 230 basis points to 8.8% in 2006 on a revenue increase of 24% compared to 2005. Results from operations were net of the decreased profitability in certain of our ongoing business that was offset by the incremental earnings from our February 2006 acquisition of Hale Hamilton and the October 2005 acquisition of Industria. Our ongoing businesses in this segment were hampered by higher raw material costs, especially stainless steel, unforeseen costs to counteract decreased vendor responsiveness, and lower factory productivity.

Operating income for the Energy Products segment increased $17.0 million, or 89% for the year ended December 31, 2006, as its operating margin increased 330 basis points to 12.9% in 2006 on a revenue increase of 40% compared to 2005. Its increased operating income benefited from a higher volume of shipments; savings from facility consolidations in 2005; price increases to customers; further foreign sourcing that reduced cost of goods sold; as well as the incremental contribution from our 2006 acquisition of Sagebrush.

Interest Expense, Net

Interest expense, net, increased $2.3 million to $5.1 million for the year ended December 31, 2006 compared to approximately $2.8 million for the year ended December 31, 2005. The increase in interest expense, net was primarily due to borrowings from our revolving credit facility, to fund the cash purchases of two acquisitions in February 2006, partially offset by the $15.0 million lower outstanding balance of our 8.23% senior unsecured notes since the principal payment in October 2005 and final principal payment in October 2006.

Provision for Taxes

The effective tax rate was 30.6% for the year ended December 31, 2006 which was a 1.6% decrease from 32.2% for the year ended December 31, 2005. This effective tax rate reduction is due to higher domestic and international tax benefits and credits in 2006 including legislation that passed in November 2006, which extended the research credits retroactive to January 2006. The increase in income taxes in the year ended December 31, 2006 compared to the year ended December 31, 2005 was due to higher income before income taxes offset by the lower 2006 tax rate.

Net Income

Net income increased $8.9 million or 44% to $29.3 million for the year ended December 31, 2006 on a 31% increase in revenues, compared to 2005. This net increase is primarily attributable to: incremental profit from acquisitions, the increased profitability of our Energy Products segment, and a lower income tax rate, all of which were partially offset by higher corporate expenses and interest expense.

Liquidity and Capital Resources

Our liquidity needs arise primarily from capital investment in machinery, equipment and the improvement of facilities, funding working capital requirements to support business growth initiatives, acquisitions, dividend payments, pension funding obligations and debt service costs. We continue to generate cash from operations and remain in a strong financial position, with resources available for reinvestment in existing businesses, strategic acquisitions and managing our capital structure on a short and long-term basis.

The following table summarizes our cash flow activities for the periods indicated (In thousands):

	Year Ended December 31,	
	2007	2006
Cash flow provided by (used in):		
Operating activities	$ 56,916	$ 29,858
Investing activities	(16,831)	(68,239)
Financing activities	(35,529)	34,148
Effect of exchange rates on cash balances	1,454	1,773
Increase (Decrease) in cash and cash equivalents	$ 6,010	$ (2,460)

During the twelve months ended December 31, 2007, we generated $56.9 million in cash flow from operating activities which was $27.0 million more than the cash flow generated during the twelve months ended December 31, 2006, primarily due to more efficient use of working capital as well as higher net income compared to 2006. The $16.8 million used by investing activities included $12.0 million used for the net purchase of capital equipment, $8.8 million for the purchase of investments, and $2.7 million for the SEI acquisition offset by $6.6 million in proceeds from the sale of assets, property, plant, and equipment as well as a sale of an affiliate. Financing activities used $35.5 million which included: a net $43.0 million of debt payments and $2.5 million in dividends paid to shareholders, offset by $10.0 million of proceeds from the exercise of share-based compensation and related income tax effects.

As of December 31, 2007, total debt was $22.1 compared to $64.8 million for the year ended 2006. Total debt as a percentage of total shareholders equity was 5% as of December 31, 2007 compared to 18.0% as of December 31, 2006.

In December 2005, we entered into a new five-year, unsecured bank agreement that provided a $95 million revolving credit facility and we terminated the previously available $75 million revolving credit facility. In October 2006 we amended our credit agreement to increase the unsecured revolving credit facility to $125 million. The $125 million revolving credit facility is available to support our acquisition program, working capital requirements and general corporate purposes. At December 31, 2007, we had borrowings of $16.2 million outstanding under our revolving credit facility and $41.8 million allocated to support outstanding letters of credit.

Certain of our loan agreements contain covenants that require, among other items, maintenance of certain financial ratios and also limit our ability to: enter into secured and unsecured borrowing arrangements; issue dividends to shareholders; acquire and dispose of businesses; transfer assets among domestic and international entities; participate in certain higher yielding long-term investment vehicles; and issue additional shares of our stock. We were in compliance with all covenants related to our existing debt obligations at December 31, 2007 and December 31, 2006.

The ratio of current assets to current liabilities was 1.86:1 at December 31, 2007 compared to 2.0:1 at December 31, 2006. Cash and cash equivalents were $34.7 million as of December 31, 2007 compared to $28.7 million as of December 31, 2006.

In 2008, we expect cash flow from operating activities to be between $55 million to $60 million, with expected uses for capital expenditures of nearly $17 million, $20 million for payments to reduce our outstanding revolving credit facility balance and dividends approximating $2.5 million based on our current dividend practice of paying $0.15 per share annually. Based on our expected cash flows from operations, available credit facilities, and ability to further leverage the balance sheet, we expect to have sufficient liquidity to fund working capital needs and future growth. We continue to search for strategic acquisitions in the flow control market. A larger acquisition may require additional borrowings and or the issuance of our common stock.

The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2007 that affect our liquidity:

	Payments due by Period				
(In thousands)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Thereafter
Contractual Cash Obligations:					
Current portion of long-term debt	$ 201	$ 201	$ –	$ –	$ –
Total short-term borrowings	201	201	–	–	–
Long-term debt, less current portion	21,901	–	16,686	–	5,215
Interest payments on debt	5,395	1,204	2,339	433	1,409
Operating leases	11,300	5,539	4,778	883	100
Total contractual cash obligations	$ 38,797	$ 6,944	$23,803	$ 1,326	$6,724
Other Commercial Commitments:					
U.S. standby letters of credit	$ 3,212	$ 3,200	$ 12	$ –	$ –
International standby letters of credit	38,585	18,614	9,330	10,587	54
Commercial contract commitments	87,255	83,731	1,118	952	1,454
Total commercial commitments	$129,052	$105,545	$10,460	$11,539	$1,508

The most significant of our contractual cash obligations at December 31, 2007 related to our revolving credit facility totaling $16.2 million. The interest on the revolving credit facility, as well as interest on certain of our other debt balances, with scheduled repayment dates between 2007 and 2019 and interest rates ranging between 4.02% and 8.98%, have been included in the Interest Payments on Debt line within the Contractual Cash Obligations schedule.

The most significant of our commercial contract commitments includes approximately $83.2 million of commitments related to open purchase orders. All of these open purchase orders are not expected to extend beyond 2008. As of December 31, 2007, we did not have any open purchase order commitments that extend beyond 2009.

We did not contribute to our pension plan trust during the fiscal years ended December 31, 2006 and 2007. We do not expect to make plan contributions for 2008. The estimates for plan funding for future periods may change as a result of the uncertainties concerning the return on plan assets, the number of plan participants, and other changes in actuarial assumptions.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than operating leases, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

New Accounting Standards

In September 2006, the FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). Among other items, SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer's fiscal year, and requires recognition of the funded status of defined benefit postretirement plans in other comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. We adopted the recognition provisions of SFAS 158 as of December 31, 2006 and the measurement provision as of January 1, 2007.

In September 2006, the FASB issued Statement No. 157, "*Fair Value Measurements*," which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This Statement is effective for the Company's fiscal year ended December 31, 2008 and interim periods within 2008. We do not expect this Statement to have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued Statement No. 141R, "*Business Combinations*," which establishes principles for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired and liabilities assumed in a business combination, recognizes and measures the goodwill acquired in a business combination, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. We are required to apply this Statement prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In February 2007, the FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*," which provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of the Company's fiscal year ended December 31, 2008. We do not expect this Statement to have a material impact on its financial condition or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

The oil and gas markets historically have been subject to cyclicality depending upon supply and demand for crude oil, its derivatives and natural gas. When oil or gas prices decrease expenditures on maintenance and repair decline rapidly and outlays for exploration and in-field drilling projects decrease and, accordingly, demand for valve products is reduced. However, when oil and gas prices rise, maintenance and repair activity and spending for facilities projects normally increase and we benefit from increased demand for valve products. However, oil or gas price increases may be considered temporary in nature or not driven by customer demand and, therefore, may result in longer lead times for increases in petrochemical sales orders. As a result, the timing and magnitude of changes in market demand for oil and gas valve products are difficult to predict. Similarly, although not to the same extent as the oil and gas markets, the general industrial, chemical processing, aerospace, military and maritime markets have historically experienced cyclical fluctuations in demand that also could have a material adverse effect on our business, financial condition or results of operations.

Interest Rate Sensitivity Risk

As of December 31, 2007, our primary interest rate risk is related to borrowings under our revolving credit facility and our industrial revenue bond. The interest rates for our revolving credit facility and industrial revenue bond fluctuate with changes in short-term borrowing rates. We had $16.2 million borrowed under our revolving credit facility as of December 31, 2007. Based upon expected levels of borrowings under our revolving credit facility in 2008 and our current balance for our industrial revenue bond, an increase in variable interest rates of 100 basis points would have an effect on our annual results of operations and cash flows of approximately $0.2 million.

Foreign Currency Exchange Risk

We use forward contracts to manage the currency risk related to certain business transactions denominated in foreign currencies. Related gains and losses are recognized when hedged transactions affect earnings, which are generally in the same period as the underlying foreign currency denominated transactions. To the extent these transactions are completed, the contracts do not subject us to significant risk from exchange rate movements because they offset gains and losses on the related foreign currency denominated transactions. As of December 31, 2007, we had forward contracts to sell currencies with a face value of approximately $2.0 million. The net unrealized losses attributable to foreign currency forward contracts at December 31, 2007 were less than $0.1 million. The counterparties to these contracts are major financial institutions. Our risk of loss in the event of non-performance by the counterparties is not significant.

We do not use derivative financial instruments for trading purposes. Risk management strategies are reviewed and approved by senior management before implementation.

Item 8. Financial Statements and Supplementary Data

CIRCOR INTERNATIONAL, INC

Index to Consolidated Financial Statements

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

As discussed more fully in the Company's definitive Proxy Statement and form 8-K filed with the Securities and Exchange Commission on March 28, 2007 and March 2, 2007, respectively, KPMG LLP was dismissed on February 26, 2007 and Grant Thornton LLP was appointed as the Company's independent registered public accounting firm by our audit committee. There were no disagreements with accountants on accounting or financial disclosure during 2007 or 2006.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to give reasonable assurance that information we disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to management including our principal executive and financial officers, to allow timely decisions regarding disclosure and that such information is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2007 that could materially affect, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our internal control over financial reporting as of December 31, 2007 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

None

Part III

Item 10. Directors and Executive Officers of the Registrant

The information appearing under the sections "Information Regarding Directors" and "Information Regarding Executive Officers" in our Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held on April 30, 2008 is incorporated herein by reference.

Item 11. Executive Compensation

The information appearing under the section "Executive Compensation" in our Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held April 30, 2008 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing under the section "Security Ownership of CIRCOR Common Stock by Certain Beneficial Owners, Directors and Executive Officers of the Company" in our Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held April 30, 2008 is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information appearing under the section "Certain Relationships and Related Transactions" in our Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held April 30, 2008 is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

This information appearing under the section "Principal Accountant Fees and Services" in our Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held April 30, 2008 is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

The financial statements filed as part of the report are listed in Part II, Item 8 of this report on the Index to Consolidated Financial Statements.

(a)(2) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Security and Exchange Commission are not required under the related instructions or are not material, and therefore have been omitted.

(a)(3) Exhibits

Exhibit No.	Description and Location
2	Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession:
2.1	Distribution Agreement between Watts Industries, Inc. and CIRCOR International, Inc. dated as of October 1, 1999, is incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to CIRCOR International, Inc.'s Registration Statement on Form 10-12B, File No. 000-26961 ("Form 10"), filed with the Securities and Exchange Commission on October 6, 1999 ("Amendment No. 2 to the Form 10").
3	Articles of Incorporation and By-Laws:
3.1	The Amended and Restated Certificate of Incorporation of CIRCOR International, Inc. is incorporated herein by reference to Exhibit 3.1 to the Form 10.
3.2	The Amended and Restated By-Laws of CIRCOR International, Inc. are incorporated herein by reference to Exhibit 3.2 to the Form 10.
3.3	Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of CIRCOR International, Inc. classifying and designating the Series A Junior Participating Cumulative Preferred Stock is incorporated herein by reference to Exhibit 3.1 to CIRCOR International, Inc.'s Registration Statement on Form 8-A, File No. 001-14962, filed with the Securities and Exchange Commission on October 21, 1999 ("Form 8-A").
4	Instruments Defining the Rights of Security Holders, Including Debentures:
4.1	Shareholder Rights Agreement, dated as of September 16, 1999, between CIRCOR International, Inc. and BankBoston, N.A., as Rights Agent is incorporated herein by reference to Exhibit 4.1 to the Form 8-A.
4.2	Agreement of Substitution and Amendment of Shareholder Rights Agent Agreement dated as of November 1, 2002 between CIRCOR International, Inc. and American Stock Transfer and Trust Company is incorporated herein by reference to exhibit 4.2 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 12, 2003.
4.3	Amendment to Shareholder Rights Agent Agreement dated as of November 2, 2006 between CIRCOR International, Inc. and American Stock Transfer and Trust Company is incorporated herein by reference to exhibit 4.3 on Form 8-K, File No. 001-14962, filed with the Securities and Exchange Commission on November 2, 2006.

Exhibit No.	Description and Location
9	Voting Trust Agreements:
9.1	The Amended and Restated George B. Horne Voting Trust Agreement-1997 dated as of September 14, 1999 is incorporated herein by reference to Exhibit 9.1 to Amendment No. 1 to the Form 10-12B/A, filed with the Securities and Exchange Commission on September 22, 1999 ("Amendment No. 1 to the Form 10").
10	Material Contracts:
10.1	CIRCOR International, Inc. 1999 Stock Option and Incentive Plan is incorporated herein by reference to Exhibit 10.1 on Amendment No. 1 to the Form 10.
10.2	Form of Incentive Stock Option Agreement under the 1999 Stock Option and Incentive Plan is incorporated herein by reference to Exhibit 10.2 to Amendment No. 1 to the Form 10.
10.3	Form of Non-Qualified Stock Option Agreement for Employees under the 1999 Stock Option and Incentive Plan (Five Year Graduated Vesting Schedule) is incorporated herein by reference to Exhibit 10.3 to Amendment No. 1 to the Form 10.
10.4	Form of Non-Qualified Stock Option Agreement for Employees under the 1999 Stock Option and Incentive Plan (Performance Accelerated Vesting Schedule) is incorporated herein by reference to Exhibit 10.4 on Amendment No. 1 to the Form 10.
10.5	Form of Non-Qualified Stock Option Agreement for Independent Directors under the 1999 Stock Option and Incentive Plan is incorporated herein by reference to Exhibit 10.5 on Amendment No. 1 to the Form 10.
10.6	CIRCOR International, Inc. Management Stock Purchase Plan is incorporated herein by reference to Exhibit 10.6 on Amendment No. 1 to the Form 10.
10.7	Form of CIRCOR International, Inc. Supplemental Employee Retirement Plan is incorporated herein by reference to Exhibit 10.7 on Amendment No. 1 to the Form 10.
10.8	Letter of Credit, Reimbursement and Guaranty Agreement dated as of March 3, 2004 among Leslie Controls Inc., as Borrower, CIRCOR International, Inc., as Guarantor, and Sun Trust National Bank as Letter of Credit Provider thereto is incorporated herein by reference to Exhibit 10.31 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 15, 2004.
10.9	Loan Agreement between Hillsborough County Industrial Development Authority and Leslie Controls, Inc. dated July 1, 1994 is incorporated herein by reference to Exhibit 10.15 of the Watts Industries, Inc. Annual Report on Form 10-K, File No. 000-14787, filed with the Securities and Exchange Commission on September 26, 1994.
10.10	Trust Indenture from Hillsborough County Industrial Development Authority to The First National Bank of Boston, as Trustee, dated July 1, 1994 is incorporated herein by reference to Exhibit 10.17 of the Watts Industries, Inc. Annual Report on Form 10-K, File No. 000-14787, filed with the Securities and Exchange Commission on September 26, 1994.
10.11	Form of Indemnification Agreement between CIRCOR International, Inc. and its Officers and Directors dated November 6, 2002 is incorporated herein by reference to Exhibit 10.12 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 12, 2003.

Exhibit No.	Description and Location
10.12	Amended and Restated Retirement Agreement dated September 27, 2007 and effective August 22, 2007 by and between CIRCOR, Inc. and David A. Bloss, Sr. is incorporated herein by reference to Exhibit 10.12 filed with the Securities and Exchange Commission on November 6, 2007 on Form 10-Q, File No. 001-14962.
10.13	Credit Agreement, dated as of December 20, 2005, by and among CIRCOR International, Inc., as Borrower, the Other Credit Parties party hereto, the Lenders party hereto, as Lenders, Keybank National Association, as an LC issuer, Swing Line lender, and as the Lead Arranger, Sole Bookrunner and administrative agent, and Bank of America NA as Syndication Agent is incorporated herein by reference to Exhibit 10.13 on Form 10-K filed with the Securities and Exchange Commission on March 1, 2006.
10.14	First Amendment to credit agreement by and among CIRCOR International, Inc., as Borrower, the Other Credit Parties party hereto, the Lenders party hereto, as Lenders, Keybank National Association, as an LC issuer, Swing Line lender, and as the Lead Arranger, Sole Bookrunner and administrative agent, and Bank of America NA as Syndication Agent dated October 12, 2006 Form 10-Q, File No. 001-14962, filed with the Securities and Exchange Commission on November 2, 2006.
10.15	Sharing agreements regarding the rights of debt holders relative to one another in the event of insolvency is incorporated herein by reference to Exhibit 10.21 on From 10 Q/A filed with the Securities and Exchange Commission on August 14, 2000.
10.16	Executive Change of Control Agreement between CIRCOR International, Inc. and Andrew William Higgins dated February 15, 2005 is incorporated herein by reference to Exhibit 10.5 to CIRCOR International, Inc.'s Form 8-K, File No. 001-14962, filed with the Securities and Exchange Commission on February 22, 2005.
10.17	Executive Change of Control Agreement between CIRCOR, Inc. and Kenneth W. Smith dated August 8, 2000 is incorporated herein by reference to Exhibit 10.24 on Form 10-Q, File No. 001-14962, filed with the Securities and Exchange Commission on November 14, 2000.
10.18	Executive Change of Control Agreement between CIRCOR, Inc. and John F. Kober III dated September 16, 2005 is incorporated herein by reference to Exhibit 10.3 on Form 8-K, File No. 001-14962, filed with the Securities and Exchange Commission on September 20, 2005.
10.19	Executive Change of Control Agreement between CIRCOR, Inc. and Alan J. Glass dated August 8, 2000 is incorporated herein by reference to Exhibit 10.26 on Form 10-K405, File No. 001-14962, filed with the Securities and Exchange Commission on March 9, 2001.
10.20	Executive Change of Control Agreement between CIRCOR, Inc. and Paul M. Coppinger dated August 1, 2001 is incorporated herein by reference to Exhibit 10.28 on Form 10-K405, File No. 001-14962, filed with the Securities and Exchange Commission on March 9, 2001.
10.21	Executive Change of Control Agreement between John W. Cope and CIRCOR, Inc. dated August 5, 2005 is incorporated herein by reference to Exhibit 10.8 on Form 8-K, File No. 001-14962, filed with the Securities and Exchange Commission on August 9 2005.
10.22*	Amended and Restated – Retirement Agreement dated December 18, 2007 by and between CIRCOR International, Inc. and Kenneth W. Smith.

Exhibit No.	Description and Location
10.23	Executive Change of Control Agreement between CIRCOR International, Inc. and Susan M. McCuaig dated May 5, 2005 is incorporated herein by reference to Exhibit 10.41 to CIRCOR International, Inc.'s Form 10-Q, File No. 001-14962, filed with the Securities and Exchange Commission on May 6, 2005.
10.24	First Amendment to Executive Change of Control Agreement between Alan J. Glass and CIRCOR, Inc. dated December 7, 2001 is incorporated herein by reference to Exhibit 10.30 on Form 10-K405, File No. 001-14962, filed with the Securities and Exchange Commission on March 15, 2002.
10.25	First Amendment to Executive Change of Control Agreement between Paul M. Coppinger and CIRCOR, Inc. dated December 7, 2001 is incorporated herein by reference to Exhibit 10.31 on Form 10-K405, File No. 001-14962, filed with the Securities and Exchange Commission on March 15, 2002.
10.26	Executive Change of Control Agreement between Christopher R. Celtruda and CIRCOR, Inc. dated June 15, 2006 is incorporated herein by reference to Exhibit 10.2 on Form 8-K, File No. 001-14962, filed with the Securities and Exchange Commission on June 19, 2006.
10.27	Executive Change of Control Agreement between Wayne F. Robbins and CIRCOR, Inc. dated March 21, 2006 is incorporated herein by reference to Exhibit 10.2 on Form 8-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 21, 2006.
10.28	Executive Change of Control Agreement between Richard A. Broughton and CIRCOR, Inc. dated December 18, 2006 is incorporated herein by reference to Exhibit 10.2 on Form 8-K, File No. 001-14962, filed with the Securities and Exchange Commission on December 19, 2006.
10.29	First Amendment to CIRCOR International Inc. Amended and Restated 1999 Stock Option and Incentive Plan dated as of December 1, 2005 is incorporated herein by reference to Exhibit 10.1 on Form 8-K, File No. 001-14962, filed with the Securities and Exchange Commission on December 7, 2005.
10.30	Form of Restricted Stock Unit Agreement for Employees and Directors, incorporated herein by reference to Exhibit 10.3 to CIRCOR International Inc.'s Form 8-K File No. 001-14962 filed with the Securities and Exchange Commission on February 22, 2005.
21*	Schedule of Subsidiaries of CIRCOR International, Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm
23.3*	Consent of Hamilton, Rabinovitz & Associates, Inc.
31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed with this report.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIRCOR INTERNATIONAL, INC.

By: /s/ A. WILLIAM HIGGINS
A. William Higgins
President and Chief Executive Officer

Date: March 10, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ A. WILLIAM HIGGINS A. William Higgins	President, Chief Executive Officer and Director (Principal Executive Officer)	March 10, 2008
/s/ FREDERIC M. BURDITT Frederic M. Burditt	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	March 10, 2008
/s/ JOHN F. KOBER John F. Kober	Vice President, Corporate Controller (Principal Accounting Officer)	March 10, 2008
/s/ DAVID A. BLOSS, SR. David A. Bloss, Sr.	Chairman	March 10 , 2008
/s/ JEROME D. BRADY Jerome D. Brady	Director	March 10 , 2008
/s/ DEWAIN K. CROSS Dewain K. Cross	Director	March 10, 2008
/s/ DAVID F. DIETZ David F. Dietz	Director	March 10, 2008
/s/ DOUGLAS M. HAYES Douglas M. Hayes	Director	March 10, 2008
/s/ THOMAS E. NAUGLE Thomas E. Naugle	Director	March 10, 2008
/s/ C. WILLIAM ZADEL C. William Zadel	Director	March 10, 2008

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Board of Directors and Shareholders of
CIRCOR International, Inc.:

We have audited the accompanying consolidated balance sheet of CIRCOR International, Inc. and subsidiaries as of December 31, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2007. Our audit of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CIRCOR International, Inc. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally acceptable in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 8 to the consolidated financial statements, on January 1, 2007, the Company adopted the provisions of Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement 109" issued by the Financial Accounting Standards Board. As discussed in Note 13 to the consolidated financial statements, as of January 1, 2007, the Company adopted the measurement provision of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIRCOR International, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Boston, Massachusetts
February 22, 2008

Registered Public Accounting Firm's Report on Internal Control Over Financial Reporting

To The Board of Directors and Shareholders of
CIRCOR International, Inc.:

We have audited CIRCOR International, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CIRCOR International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on CIRCOR International, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIRCOR International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of CIRCOR International, Inc. and subsidiaries and our report dated February 22, 2008 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Boston, Massachusetts
February 22, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
CIRCOR International, Inc.:

We have audited the accompanying consolidated balance sheet of CIRCOR International, Inc. as of December 31, 2006, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the two-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we also audited the accompanying financial statement schedule of valuation and qualifying accounts. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CIRCOR International, Inc. as of December 31, 2006, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share – Based Payment" on January 1, 2006. As discussed in note 13 to the consolidated financial statements, during the fourth quarter of 2006, the Company adopted Statement of Financial Accounting Standards, No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

/s/ KPMG LLP

Boston, Massachusetts
February 22, 2007

CIRCOR INTERNATIONAL, INC.
Consolidated Balance Sheets
(In thousands, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 34,662	$ 28,652
Investments	8,861	86
Trade accounts receivable, less allowance for doubtful accounts of $2,151 and $2,523 respectively	125,663	108,689
Inventories	171,661	150,160
Prepaid expenses and other current assets	3,990	2,926
Deferred income taxes	8,220	7,305
Insurance receivables	6,885	–
Assets held for sale	312	3,132
Total Current Assets	360,254	300,950
PROPERTY, PLANT AND EQUIPMENT, NET	82,465	79,039
OTHER ASSETS:		
Goodwill	169,110	163,720
Intangibles, net	47,373	49,226
Non-current insurance receivable	5,014	–
Other assets	12,253	12,740
TOTAL ASSETS	$676,469	$605,675
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 82,038	$ 71,788
Accrued expenses and other current liabilities	72,481	53,333
Accrued compensation and benefits	21,498	15,325
Asbestos liability	9,697	1,026
Income taxes payable	7,900	6,027
Notes payable and current portion of long-term debt	201	415
Total Current Liabilities	193,815	147,914
LONG-TERM DEBT, NET OF CURRENT PORTION	21,901	64,411
DEFERRED INCOME TAXES	19,106	21,674
LONG-TERM ASBESTOS LIABILITY	7,062	–
OTHER NON-CURRENT LIABILITIES	14,201	14,375
COMMITMENTS AND CONTINGENCIES (Notes 14, 15, 16)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding	–	–
Common stock, $0.01 par value; 29,000,000 shares authorized; 16,650,407 and 16,181,070 shares issued and outstanding at December 31, 2007 and 2006, respectively	167	162
Additional paid-in capital	240,000	224,508
Retained earnings	144,644	109,251
Accumulated other comprehensive income	35,573	23,380
Total Shareholders' Equity	420,384	357,301
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$676,469	$605,675

The accompanying notes are an integral part of these consolidated financial statements.

CIRCOR INTERNATIONAL, INC.
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,		
	2007	2006	2005
Net revenues	$665,740	$591,711	$450,531
Cost of revenues	470,373	418,803	317,856
GROSS PROFIT	195,367	172,908	132,675
Selling, general and administrative expenses	136,086	124,720	98,040
Special charges	2,514	678	1,630
OPERATING INCOME	56,767	47,510	33,005
Other (income) expense:			
Interest income	(393)	(429)	(579)
Interest expense	3,394	5,546	3,389
Other, net	(1,257)	134	144
TOTAL OTHER EXPENSE	1,744	5,251	2,954
INCOME BEFORE INCOME TAXES	55,023	42,259	30,051
Provision for income taxes	17,112	12,931	9,668
NET INCOME	$ 37,911	$ 29,328	$ 20,383
Earnings per common share:			
Basic	$ 2.31	$ 1.84	$ 1.30
Diluted	$ 2.27	$ 1.80	$ 1.27
Weighted average common shares outstanding:			
Basic	16,442	15,976	15,690
Diluted	16,730	16,291	16,019
Dividends paid per common share	$ 0.15	$ 0.15	$ 0.15

The accompanying notes are an integral part of these consolidated financial statements.

CIRCOR INTERNATIONAL, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2007	2006	2005
OPERATING ACTIVITIES			
Net income	$ 37,911	$ 29,328	$ 20,383
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	10,870	11,206	9,825
Amortization	2,579	2,394	588
Compensation expense of stock-based plans	5,888	3,252	1,020
Excess tax benefits of share compensation	(3,623)	–	–
Deferred income taxes	(3,574)	(4,708)	(35)
Loss on sale/disposal of property, plant and equipment	102	91	128
Gain on the sale of assets held for sale	(1,229)	–	(110)
Gain on the sale of affiliate	(1,605)	(11)	–
Equity in undistributed earnings of affiliate	452	–	–
Changes in operating assets and liabilities, net of effects from business acquisitions:			
Trade accounts receivable	(12,532)	(20,857)	(10,090)
Inventories	(15,672)	(29,804)	1,638
Prepaid expenses and other assets	(13,187)	4,966	160
Accounts payable, accrued expenses and other liabilities	50,536	34,001	21,819
Net cash provided by operating activities	56,916	29,858	45,326
INVESTING ACTIVITIES			
Additions to property, plant and equipment	(11,983)	(9,933)	(15,021)
Proceeds from the disposal of property, plant and equipment	939	371	99
Proceeds from the sale of assets held for sale	4,072	100	1,467
Proceeds from the sale of investments	–	12,211	6,699
Purchase of investments	(8,760)	(12,194)	(2,535)
Business acquisitions, net of cash acquired	(2,704)	(61,103)	(50,779)
Purchase price escrow release payments	–	–	(829)
Proceeds from sale of affiliate, net of cash sold	1,605	2,309	–
Net cash used in investing activities	(16,831)	(68,239)	(60,899)
FINANCING ACTIVITIES			
Proceeds from long-term borrowings	87,641	100,561	10,669
Payments of long-term debt	(130,709)	(70,204)	(22,386)
Dividends paid	(2,464)	(2,395)	(2,358)
Proceeds from the exercise of stock options	6,380	3,627	3,771
Excess tax benefits of share based compensation	3,623	2,559	–
Net cash provided by (used in) financing activities	(35,529)	34,148	(10,304)
Effect of exchange rate changes on cash and cash equivalents	1,454	1,773	(1,664)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,010	(2,460)	(27,541)
Cash and cash equivalents at beginning of year	28,652	31,112	58,653
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 34,662	$ 28,652	$ 31,112
Supplemental Cash Flow Information:			
Cash paid during the year for:			
Income taxes	$ 15,718	$ 12,135	$ 5,422
Interest	$ 3,799	$ 5,226	$ 3,321

The accompanying notes are an integral part of these consolidated financial statements.

CIRCOR INTERNATIONAL, INC.
Consolidated Statements of Shareholders' Equity
(In thousands)

	Common Stock		Additional		Accumulated Other	Total
	Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income	Shareholders' Equity
BALANCE AT DECEMBER 31, 2004	15,430	$154	$208,392	$ 64,293	$20,596	$293,435
Net income				20,383		20,383
Cumulative translation adjustment					(7,470)	(7,470)
Minimum pension liability (net of tax of $94)					(153)	(153)
Comprehensive income						12,760
Common stock dividends paid				(2,358)		(2,358)
Stock options exercised	358	4	3,768			3,772
Income tax benefit from stock options			1,947			1,947
Conversion of restricted stock units	36	–	224			224
Equity based compensation			943			943
BALANCE AT DECEMBER 31, 2005	15,824	158	215,274	82,318	12,973	310,723
Net income				29,328		29,328
Cumulative translation adjustment					12,338	12,338
Minimum pension liability (net of tax of $774)					(1,264)	(1,264)
Comprehensive income						40,402
Pension liability adjustment to apply SFAS No. 158 (Note 13) (net of tax of $409)					(667)	(667)
Common stock dividends paid				(2,395)		(2,395)
Stock options exercised	298	3	3,624			3,627
Income tax benefit from share based compensation			2,559			2,559
Conversion of restricted stock units	59	1	(92)			(91)
Share based compensation			3,143			3,143
BALANCE AT DECEMBER 31, 2006	16,181	162	224,508	109,251	23,380	357,301
Net income				37,911		37,911
Cumulative translation adjustment					11,287	11,287
Pension liability adjustment (net of tax of $27)					46	46
Pension liability (net of tax of $296)					(486)	(486)
Comprehensive income						48,758
Pension – change in accounting principle (Note 13) (net of tax of $825)				(54)	1,346	1,292
Common stock dividends paid				(2,464)		(2,464)
Stock options exercised	409	4	6,376			6,380
Income tax benefit from share based compensation			3,623			3,623
Conversion of restricted stock units	60	1	(303)			(302)
Share based compensation			5,796			5,796
BALANCE AT DECEMBER 31, 2007	16,650	$167	$240,000	$144,644	$35,573	$420,384

The accompanying notes are an integral part of these consolidated financial statements.

CIRCOR INTERNATIONAL, INC.
Notes to Consolidated Financial Statements

(1) Description of Business

CIRCOR International, Inc. ("CIRCOR" or the "Company" or "we") designs, manufactures and distributes valves and related products and services for use in a wide range of applications to optimize the efficiency or ensure the safety of fluid-control systems. The valves and related fluid-control products we manufacture are used in processing industries; oil and gas exploration, production, distribution and refining; pipeline construction and maintenance; HVAC and power; aerospace, military and commercial aircraft; and maritime manufacturing and maintenance. We have used both internal product development and strategic acquisitions to assemble a complete array of fluid-control products and technologies that enables us to address our customers' unique fluid-control application needs. We have two major product groups: Instrumentation and Thermal Fluid Controls Products, and Energy Products.

The Instrumentation and Thermal Fluid Controls Products Group designs, manufactures and sells valves and controls for diverse end-uses including instrumentation, aerospace, cryogenic and steam applications. Selected products include precision valves, compression tube and pipefitting, control valves, relief valves, couplers, regulators and strainers. The Instrumentation and Thermal Fluid Controls Products Group includes the following subsidiaries and major business units: Aerodyne Controls; Circle Seal Controls, Inc.; CPC-Cryolab; Hoke, Inc.; Leslie Controls, Inc.; Nicholson Steam Trap; Rockwood Swendeman; Regeltechnik Kornwestheim GmbH; Industria, S.A.; Spence Engineering Company, Inc.; Spence Strainers; Hale Hamilton, Ltd; Texas Sampling, Inc.; DQS International and subsidiary; Loud Engineering Co.; and U.S. Para Plate Corporation.

The Energy Products Group designs, manufactures and sells flanged-end and threaded-end floating and trunnion ball valves, needle valves, check valves, butterfly valves and large forged steel ball valves and gate valves for use in oil, gas and chemical processing and industrial applications. The Energy Products Group includes the following subsidiaries and major divisions: Circor Energy Products Inc., KF Canada, Pibiviesse Srl.; SKVC; and Sagebrush Pipeline.

(2) Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of CIRCOR and its wholly and majority owned subsidiaries. The results of companies acquired during the year are included in the consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Some of the more significant estimates relate to purchase accounting, depreciation, stock based compensation, amortization and impairment of long-lived assets, pension obligations, income taxes, asset valuations, environmental liability, and product liability. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when products are delivered, title and risk of loss have passed to the customer, no significant post-delivery obligations remain and collection of the resulting receivable is reasonably assured. Shipping and handling costs invoiced to customers are recorded as components of revenues and the associated costs are recorded as cost of sales.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Investments

Investments primarily consist of guaranteed investment contracts, all of which are carried at cost which approximates their fair value.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined on the first-in, first-out ("FIFO") basis. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Lower of cost or market value of inventory is determined at the operating unit level and evaluated periodically. Estimates for obsolescence or slow moving inventory are maintained based on current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories. Such inventories are recorded at estimated realizable value net of the costs of disposal.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 40 years for buildings and improvements and 3 to 10 years for manufacturing machinery and equipment and office equipment, and 3 to 5 years for computer equipment and software and motor vehicles. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Repairs and maintenance costs are expensed as incurred.

Goodwill and Intangible Assets

Goodwill and intangible assets are recorded at cost; intangible assets with definitive lives are amortized over their useful lives. We perform an impairment test on an annual basis as of the end of our fiscal October month end or more frequently if circumstances warrant for goodwill and intangible assets with indefinite lives. The most recent impairment test was conducted in the fourth quarter of 2007 and resulted in no impairment.

Impairment of Other Long-Lived Assets

Other long-lived assets include property, plant, and equipment and intangibles with definitive lives. We perform impairment analyses of our other long-lived assets whenever events and circumstances indicate that they may be impaired. When the undiscounted future cash flows are expected to be less than the carrying value of the assets being reviewed for impairment, the assets are written to fair market value based upon third party appraisals. As a result of our analysis of Leslie's asbestos matters, we concluded that the diminished future cash flow for Leslie Controls was an indicator of impairment that triggered an impairment analysis on the long-lived assets of Leslie Controls in accordance with SFAS No. 144. The fair value (based on a third party appraisal) of Leslie's long lived assets at December 31, 2007 was at least equal to net book value; accordingly, no write-down was necessary.

Advertising Costs

Our accounting policy is to expense advertising costs, principally in selling, general and administrative expenses, when incurred. Our advertising costs for the years ended December 31, 2007, 2006, and 2005 were $1.9 million, $1.9 million, and $1.6 million, respectively.

Research and Development

Research and development expenditures are expensed when incurred and are included in selling, general and administrative expenses in the Consolidated Statements of Operations. Our research and development expenditures for the years ended December 31, 2007, 2006 and 2005, were $3.2 million, $3.2 million and $1.9 million, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if we anticipate that it is more likely than not that we may not realize some or all of a deferred tax asset.

Except for the Company's Dutch subsidiary, undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been recorded thereon. No additional provision is required for the undistributed earnings of the Dutch subsidiary.

Environmental Compliance and Remediation

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations, which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and, or, remedial efforts are probable and the costs can be reasonably estimated. Estimated costs are based upon current laws and regulations, existing technology and the most probable method of remediation. The costs are not discounted and exclude the effects of inflation. If the cost estimates result in a range of equally probable amounts, the lower end of the range is accrued.

Asbestos Related Contingencies and Insurance Recoveries

CIRCOR's subsidiary, Leslie Controls, is a defendant in personal injury actions related to asbestos containing products. We recognize a liability for any asbestos related contingency that is probable of occurrence and reasonably estimable. We do not accrue a liability for future Leslie Controls asbestos related claims due to the inherent uncertainties in making projections regarding claims filing rates and disease manifestation. Regarding Leslie Control's asbestos related claims, we accrue legal defense costs when incurred and accrue a liability for open claims based on our average historical claim resolution cost. In the fourth quarter of 2007, Leslie Controls accrued a liability for the estimated cost of these open asbestos claims. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses and recognize a liability, if any, for these contingencies based on an analysis of each individual issue with the assistance of outside legal counsel and, if applicable, other consultants.

In connection with the recognition of liabilities for asbestos related matters, we record asbestos related insurance recoveries that are probable and estimable. In assessing the probability of insurance recovery, we make judgments concerning insurance coverage that we believe are reasonable and consistent with our historical experience with our insurers, our knowledge of any pertinent solvency issues surrounding insurers, various judicial determinations relevant to our insurance programs and our consideration of the impacts of any settlements with our insurers.

Foreign Currency Translation

Our international subsidiaries operate and report their financial results using local functional currencies. Accordingly, all assets and liabilities of these subsidiaries are translated into United States dollars using exchange rates in effect at the end of the relevant periods, and revenues and costs are translated using weighted average exchange rates for the relevant periods. The resulting translation adjustments are presented as a separate component of other comprehensive income. We do not provide for U.S. income taxes on foreign currency translation adjustments since we do not provide for such taxes on undistributed earnings of foreign subsidiaries. Our net foreign exchange gains and (losses) recorded for the years ended December 31, 2007, 2006 and 2005 were not significant.

Earnings Per Common Share

Basic earnings per common share are calculated by dividing net income by the number of weighted average common shares outstanding. Diluted earnings per common share is calculated by dividing net income by the weighted average common shares outstanding and assumes the conversion of all dilutive securities.

Earnings per common share and the weighted average number of shares used to compute net earnings per common share, basic and assuming full dilution, are reconciled below (In thousands, except per share data):

	Year Ended December 31,								
	2007			2006			2005		
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Basic EPS	$37,911	16,442	$2.31	$29,328	15,976	$1.84	$20,383	15,690	$1.30
Dilutive securities, principally Common stock options	–	288	0.04	–	315	0.04	–	329	0.03
Diluted EPS	$37,911	16,730	$2.27	$29,328	16,291	$1.80	$20,383	16,019	$1.27

There were no anti-dilutive stock options or RSUs for the year ended December 31, 2007. In 2005 and 2006, certain stock options to purchase common shares were not included in the table above because they were anti-dilutive. The options excluded from the table for the years ended December 31, 2006 and 2005 were: 133,860 options ranging from $26.29 to $23.92, and 21,100 options ranging from $26.29 to $27.81, respectively.

Share Based Compensation

Prior to January 1, 2006 we accounted for our stock options using the intrinsic value method of accounting provided under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations, as permitted by FASB Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Share-based Compensation, ("SFAS 123"). Applying the intrinsic value method of accounting for our stock options, we did not record share-based compensation in our net earnings because the exercise price of our options equaled the market price of the underlying stock on the date of the grant. Accordingly, share-based compensation for our options was included as a proforma disclosure in the financial statement footnotes and continues to be provided as proforma disclosure in the financial statement footnotes for periods prior to January 1, 2006.

Effective January 1, 2006 we adopted the fair value recognition provisions of SFAS 123(R), Share-Based Payment, ("SFAS 123(R)"), using the modified-prospective transition method. Under this transition method, compensation cost recognized as selling, general and administrative expense in 2006 includes compensation costs for all share-based payments granted through January 1, 2006, but for which the requisite service period had not been completed as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Compensation costs for any share-based payments granted subsequent to January 1, 2006 are based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for periods prior to January 1, 2006 have not been restated. See Note (11) to the consolidated financial statements for further information on share based compensation.

Derivative Financial Instruments

We use foreign currency forward exchange contracts to manage currency exchange exposures in certain foreign currency denominated transactions. Counterparties to these contracts are major financial institutions. Our risk of loss in the event of non-performance by the counterparties is not significant. Gains and losses on contracts designated as hedges are recognized when hedged transactions affect earnings, which is generally in the same time period as the underlying foreign currency denominated transactions. Gains and losses on contracts that do not qualify for hedge accounting treatment are recognized as incurred as a component of other non-operating income or expense. We did not have any transactions that qualify for hedge accounting treatment in the years ended December 31, 2007, 2006 and 2005.

New Accounting Standards

In September 2006, the FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). Among other items, SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer's fiscal year, and requires recognition of the funded status of defined benefit postretirement plans in other comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. We adopted the recognition provisions of SFAS 158 as of December 31, 2006 and the measurement provision as of January 1, 2007.

In September 2006, the FASB issued Statement No. 157, "*Fair Value Measurements*," which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This Statement is effective for the Company's fiscal year ended December 31, 2008 and interim periods within 2008. We do not expect this Statement to have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued Statement No. 141R, "*Business Combinations*," which establishes principles for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired and liabilities assumed in a business combination, recognizes and measures the goodwill acquired in a business combination, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. We are required to apply this Statement prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In February 2007, the FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*," which provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of the Company's fiscal year ending December 31, 2008. We do not expect this Statement to have a material impact on our financial condition or results of operations.

Reclassifications

Certain prior period financial statement amounts have been reclassified to conform to currently reported presentations.

(3) Business Acquisitions and Divestitures

Our growth strategy includes strategic acquisitions that complement and extend our current offering of engineered flow control products. Our acquisitions have well established brand recognition and are well known within the industry. Excluding our 2006 acquisitions, we have historically financed our acquisitions from available cash balances and we accounted for these transactions as purchase business combinations.

On January 14, 2005, we acquired Loud Engineering & Manufacturing, Inc. ("Loud") located in Ontario, California for approximately $34.7 million, net of acquired cash of $1.3 million. During 2006, we increased the recorded goodwill by $5.4 million upon the release to the former shareholders of funds previously held in escrow. Loud is a leading designer and manufacturer of landing gear systems and related components for military helicopters and jets and is operated within our Instrumentation and Thermal Fluid Controls Products segment. In connection with the finalization of Loud's purchase price allocation, we recorded $7.0 million of current assets, $1.9 million of fixed assets, $0.7 million of other assets, $16.0 million of intangible assets, $15.2 million of goodwill, $3.1 million of current liabilities, and $7.3 million of other liabilities. Included in the $16.0 million of intangible assets are customer relationships, brand names, a license agreement and non-competition agreements. Approximately $10.5 million of these intangible assets will be amortized over 10-20 year periods and will result in annual amortization expense of approximately $0.7 million. The remaining $5.5 million of intangible assets will not be amortized but will be subject to impairment tests. The $20.6 million excess of the purchase price over the fair value of the net identifiable assets was recorded as goodwill and will not be deductible for tax purposes.

In May 2005, we acquired the 40% interest that we did not own in our Chinese joint venture, Suzhou KF.Valve Company, Ltd., ("SKVC") located in Suzhou, China, for $6.8 million. SKVC will continue to be operated in our Energy Products segment and primarily manufactures ball valves for other entities within our Energy Products segment. The excess of the purchase price over the fair value of the net identifiable assets was recorded as $1.9 million of goodwill and an increase to an existing intangible of $0.3 million and will not be deductible for tax purposes.

On October 3, 2005, we acquired Industria S.A. ("Industria") located in Paris, France, for approximately $10.2 million in cash. Industria produces solenoid valves and components for commercial and military aerospace applications and operates as part of our Aerospace Products business unit within our Instrumentation and Thermal Fluid Controls Products segment. In connection with the finalization of Industria's purchase price allocation, we recorded $11.6 million of current assets, $4.0 million of fixed assets, $3.5 million of intangible assets, $2.1 million of goodwill, $5.6 million of current liabilities, and $3.5 million of other liabilities. Included in the $3.5 million of intangible assets are customer relationships, brand names, and technology which were recorded in 2006. Approximately $2.0 million of these intangible assets will be amortized over 10-20 year periods and will result in annual amortization expense of approximately $0.2 million. The remaining $1.5 million of intangible assets will not be amortized but will be subject to impairment tests. The $2.1 million excess of the purchase price over the fair value of the net identifiable assets was recorded as goodwill and will not be deductible for tax purposes.

On February 2, 2006, we purchased all of the outstanding stock of Sagebrush Pipeline Equipment Company ("Sagebrush") based near Tulsa, Oklahoma, for $12.5 million including the assumption of debt. During 2007, we increased the recorded goodwill by $0.5 million upon the release to the former shareholders of funds previously held in escrow. We borrowed approximately $10.0 million from our unsecured revolving credit facility in February 2006 to fund this acquisition. Sagebrush provides pipeline flow control and measurement equipment to the North American oil and gas markets and operates within our Energy Products segment. Sagebrush specializes in the design, fabrication, installation and service of pipeline flow control and measurement equipment such as launchers/receivers, valve settings, liquid metering skids, manifolds and gas and liquid measurement meter runs. Sagebrush sells both directly to the end-user pipeline companies in North America and through engineering, procurement and construction companies In connection with Sagebrush's purchase price allocation, we recorded $7.6 million of current assets, $2.6 million of fixed assets, $5.2 million of intangible assets, $4.7 million of goodwill, $5.5 million of current liabilities, and $2.5 million of other liabilities. Included in the $5.2 million of intangible assets are customer relationships, brand names, and non-competition agreements. Approximately $2.3 million of these intangible assets will be amortized over 6-10 year periods and will result in annual amortization expense of approximately $0.3 million. The remaining $2.9 million of intangible assets will not be amortized but will be subject to impairment tests. The $5.0 million excess of the original purchase price over the fair value of the net identifiable assets was recorded as goodwill and will not be deductible for tax purposes.

On February 6, 2006, we purchased all of the outstanding stock of Hale Hamilton Valves Limited and its subsidiary, Cambridge Fluid Systems ("Hale Hamilton") headquartered outside of London in Uxbridge,

Middlesex UK, for $51.9 million including the assumption of debt and $10.1 million placed in an escrow account for the benefit of the sellers, subject to any such indemnification claims by us as are allowed in accordance with the acquisition agreement. This $10.1 million escrow is restricted cash and is included in Other Assets on our consolidated balance sheet. We borrowed approximately $51.0 million from our unsecured revolving credit facility in February 2006 to fund this acquisition. Hale Hamilton is a leading provider of high pressure valves and flow control equipment to the naval defense, industrial gas and high-technology industrial markets and operates as part of our Instrumentation and Thermal Fluid Products segment. Hale Hamilton supplies a wide range of components and equipment to the marine industry and has been a long standing relationship with the UK Ministry of Defense and leading manufacturers of naval defense platforms. In connection with Hale Hamilton's purchase price allocation, we recorded $14.7 million of current assets, $10.5 million of fixed assets, $20.8 million of intangible assets, $14.1 million of goodwill, $9.2 million of current liabilities, and $9.0 million of other liabilities. Included in the $20.8 million of intangible assets are customer relationships, brand names, and technology. Approximately $14.2 million of these intangible assets will be amortized over 12-15 year periods and will result in annual amortization expense of approximately $1.0 million. The remaining $6.6 million of intangible assets will not be amortized but will be subject to impairment tests. The $14.1 million excess of the purchase price over the fair value of the net identifiable assets was recorded as goodwill and will not be deductible for tax purposes.

On December 8, 2006, we sold all of the outstanding stock of Societe Alsacienne Regulaves Thermiques von Rohr, S.A ("SART"), a French limited liability company for approximately $2.7 million including $0.4 million of cash sold. We had owned SART since June 2001 and recorded a gain of less than $0.1 million in connection with the divestiture of this business.

On July 6, 2007, we purchased the assets of Survival Engineering, Inc. ("SEI"), for $2.7 million including $0.4 million placed in an escrow account for the benefit of the sellers, subject to any such indemnification claims by us as are allowed in accordance with the acquisition agreement. This $0.4 million escrow is restricted cash and is included in Other Assets on our consolidated balance sheet. SEI is a leader in the design and manufacture of high quality pneumatic controls and inflation systems for the aerospace, marine, defense and industrial markets with annual revenues of approximately $2.3 million. This business has been consolidated into one of our existing businesses in the Instrumentation and Thermal Fluid Controls Segment. In connection with the purchase of SEI, we recorded preliminary purchase price allocations of $0.2 million of current assets, $0.2 million of fixed assets, and $1.9 million of goodwill. The excess of the purchase price over the fair value of the net identifiable assets was recorded as goodwill and will be deductible for tax purposes.

On September 28, 2007, Circor and its Instrumental and Thermal Fluid Controls Dutch subsidiary, Dovianus in Rotterdam, the Netherlands sold its 50% equity interest in Keofitt Holdings, A/S, a small Danish company to the other 50% joint venture partner for $2.0 million. Keofitt, which was acquired as part of Circor's acquisition of Dovianus in 2003, served the beverage sterile sampling market, which was not considered strategic to our business going forward. Circor recorded a pretax gain on the sale of approximately $1.6 million.

The following table reflects unaudited pro forma consolidated results on the basis that SEI, Hale Hamilton, Sagebrush, Loud, and Industria acquisitions and the SART divestiture took place and were recorded at the beginning of each of the respective periods presented (Unaudited, in thousands, except per share data):

	Year Ended December 31,		
	2007	2006	2005
Net revenue	$666,859	$592,612	$519,989
Net income	$ 37,938	$ 30,052	$ 26,693
Earnings per share: basic	$ 2.31	$ 1.88	$ 1.70
Earnings per share: diluted	$ 2.27	$ 1.85	$ 1.67

The unaudited pro forma consolidated results of operations may not be indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of each period, or of future operations of the consolidated companies under our ownership and management.

The following tables provide reconciliations of the net cash paid and goodwill recorded for acquisitions during the years ended December 31, 2007, 2006 and 2005 (In thousands):

	Year Ended December 31,		
	2007	2006	2005
Reconciliation of net cash paid:			
Fair value of assets acquired	$2,312	$80,211	$61,851
Prior year escrow release payments	–	–	829
Acquisition escrow payments	392	10,616	5,400
Less: liabilities assumed	–	26,237	12,887
Less: accrued purchase price	–	–	985
Cash paid	2,704	64,590	54,208
Less: cash acquired	–	3,487	2,600
Net cash paid for acquired businesses	$2,704	$61,103	$51,608
Determination of goodwill:			
Cash paid, net of cash acquired	$2,704	$61,103	$51,608
Accrued purchase price	–	–	985
Liabilities assumed	–	26,237	12,887
Less: Acquisition escrow payments	392	10,616	5,400
Less: fair value of assets acquired, net of goodwill and cash acquired	379	57,945	36,194
Goodwill	$1,933	$18,779	$23,887

(4) Special Charges

During the twelve months ended December 31, 2007 we recorded special charges of $2.5 million. These charges were comprised of $2.4 million in costs associated with the Company's CEO and CFO retirement agreements, specifically the accelerated vesting of certain equity awards; $1.2 million pertains to severance and facility related costs associated with the closing of a facility located in Connecticut within the Instrumentation and Thermal Fluid Controls segment, and a $1.1 million net gain related to the sale of facilities classified as held for sale within the Energy Products Segment.

The following table sets forth our reserves and charges associated with the closure, consolidation and reorganization of certain manufacturing operations as follows (In thousands):

	Reserve Balance December 31, 2004	Provision 2005	Utilized 2005	Reserve Balance December 31, 2005	Provision 2006	Utilized 2006	Reserve Balance December 31, 2006	Provision 2007	Utilized 2007	Balance December 31, 2007
Special charges—										
Severance related	$–	$1,717	$1,101	$616	$160	$776	$–	$ 426	$ (426)	$–
Facility related	90	(90)	–	–	–	–	–	798	(798)	–
Total reserve	$90	$1,627	$1,101	$616	$160	$776	$–	$ 1,224	$(1,224)	$–
(Gain) on sale (1)		(110)			–			(1,200)		
Asset write-downs ...		113			75			141		
Pension Curtailment ...					443			–		
CEO and CFO retirements		–			–			2,349		
Total special charges		$1,630			$678			$ 2,514		

(1) Gain on sale relates to assets classified as held for sale.

(5) Inventories

Inventories consist of the following (In thousands):

	December 31, 2007	December 31, 2006
Raw materials	$ 73,499	$ 61,997
Work in process	54,540	48,756
Finished goods	43,622	39,407
	$171,661	$150,160

(6) Property, Plant and Equipment

Property, plant and equipment consists of the following (In thousands):

	December 31, 2007	December 31, 2006
Land	$ 12,319	$ 11,936
Buildings and improvements	51,976	47,820
Manufacturing machinery and equipment	112,431	111,473
Computer equipment and software	14,750	12,792
Office equipment and motor vehicles	8,765	8,819
Construction in progress	3,464	828
	203,705	193,668
Accumulated depreciation	(121,240)	(114,629)
	$ 82,465	$ 79,039

(7) Goodwill and Other Intangible Assets

We completed our annual goodwill impairment valuation as of November 1, and determined that the fair value of the reporting units' goodwill exceeded the carrying value and that no impairment existed.

The following table shows goodwill, by segment, net of accumulated amortization, as of December 31, 2007 and 2006 (In thousands):

	Instrumentation & Thermal Fluid Controls Products	Energy Products	Consolidated Total
Goodwill as of December 31, 2006	$139,129	$24,591	$163,720
Business acquisitions (see Note 3)	1,933		1,933
Purchase price adjustment of previous acquisitions		500	500
Adjustments to preliminary purchase price allocation	346	70	416
Currency translation adjustments	1,793	748	2,541
Goodwill as of December 31, 2007	$143,201	$25,909	$169,110

	Instrumentation & Thermal Fluid Controls Products	Energy Products	Consolidated Total
Goodwill as of December 31, 2005	$121,308	$18,871	$140,179
Business acquisitions (see Note 3)	14,095	4,684	18,779
Purchase price adjustment of previous acquisitions	5,400	970	6,370
Adjustments to preliminary purchase price allocation	(3,870)	–	(3,870)
Sale of business	(926)	–	(926)
Currency translation adjustments	3,122	66	3,188
Goodwill as of December 31, 2006	$139,129	$24,591	$163,720

The table below presents gross intangible assets and the related accumulated amortization (In thousands):

	December 31, 2007		December 31, 2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$ 5,713	$ (5,333)	$ 5,676	$(5,298)
Trademarks and trade names (non-amortizable)	18,651	–	18,388	–
Land use rights	399	(21)	373	(10)
Customer relationships	27,378	(4,239)	27,066	(2,222)
Other	6,006	(1,181)	5,873	(620)
Total	$58,147	$(10,774)	$57,376	$(8,150)
Net carrying value of intangible assets	$47,373		$49,226	

The table below presents estimated future amortization expense for intangible assets recorded as of December 31, 2007 (In thousands):

	2008	2009	2010	2011	2012	After 2012
Estimated amortization expense	$2,474	$2,474	$2,474	$2,474	$2,475	$16,350

(8) Income Taxes

The significant components of our deferred income tax liabilities and assets are as follows (In thousands):

	December 31,	
	2007	2006
Deferred income tax liabilities:		
Excess tax over book depreciation	$ 8,155	$ 9,130
Inventories	519	1,012
Goodwill and other intangibles	21,259	21,381
Other	240	249
Total deferred income tax liabilities	30,173	31,772
Deferred income tax assets:		
Accrued expenses	12,169	10,195
Inventories	5,427	4,859
Net operating loss and credit carry-forward	9,605	9,713
Intangible assets	248	233
Accumulated other comprehensive income – pension benefit obligation	721	1,277
Other	717	575
Total deferred income tax assets	28,887	26,852
Valuation allowance	9,600	9,449
Deferred income tax asset, net of valuation allowance	19,287	17,403
Deferred income tax liability, net	$(10,886)	$(14,369)
The above components of deferred income taxes are classified in the consolidated balance sheets as follows:		
Net current deferred income tax asset	$ 8,220	$ 7,305
Net non-current deferred income tax liability	(19,106)	(21,674)
Deferred income tax liability, net	$(10,886)	$(14,369)
Deferred income taxes by geography are as follows:		
Domestic	$ 4,495	$ 4,538
Foreign	3,725	2,767
Net deferred income tax asset	$ 8,220	$ 7,305
Domestic	$ (7,244)	$ (9,427)
Foreign	(11,862)	(12,247)
Net non-current deferred income tax liability	$(19,106)	$(21,674)

The provision for income taxes is based on the following pre-tax income (In thousands):

	Year Ended December 31,		
	2007	2006	2005
Domestic	$17,476	$16,558	$13,548
Foreign	37,547	25,701	16,503
	$55,023	$42,259	$30,051

The provision for income taxes consists of the following (In thousands):

	Year Ended December 31,		
	2007	2006	2005
Current:			
Federal	$ 8,195	$ 8,422	$3,294
Foreign	11,872	7,766	5,815
State	619	1,451	594
	$20,686	$17,639	$9,703
Deferred (prepaid):			
Federal	$ (2,488)	$ (3,547)	$ 183
Foreign	(1,168)	(346)	(248)
State	82	(815)	30
	(3,574)	(4,708)	(35)
	$17,112	$12,931	$9,668

Actual income taxes reported from operations are different from those that would have been computed by applying the federal statutory tax rate to income before income taxes. The reasons for these differences are as follows:

	Year Ended December 31,		
	2007	2006	2005
Computed expected federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	0.8	1.0	1.3
Foreign tax rate differential and credits	(4.0)	(3.0)	(1.8)
Extraterritorial income exclusion (formerly FSC)	–	(1.3)	(1.8)
Manufacturing deduction	(0.4)	(0.3)	–
Research and experimental credit	(1.0)	(0.9)	(0.8)
Other, net	0.7	0.1	0.3
Effective Tax Rate	31.1%	30.6%	32.2%

At December 31, 2007, we had foreign tax credits of $9.2 million, state net operating losses of $1.3 million and state tax credits of $0.6 million. The foreign tax credits, if not utilized, will expire in 2015-2017. The state net operating losses and state tax credits, if not utilized, will expire in 2020 through 2027. We had a valuation allowance of $9.6 million and $9.5 million as of December 31, 2007 and 2006, respectively, against the foreign tax credits, state operating losses, and state tax credits. We believe that after considering all of the available objective evidence, it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

The Company files income tax returns in the U.S. federal jurisdiction and in various state, local and foreign jurisdiction. The Company is no longer subject to U.S. federal examinations by the Internal Revenue Service for years prior to 2004. The Company is no longer subject to examination by the tax authorities in Italy for years prior to 2003. The Company is under examination for income tax filings in various state and foreign jurisdictions. In particular, German tax authorities commenced an examination at the beginning of 2007.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 supersedes SFAS No. 5, "Accounting for Contingencies," as it related to income tax liabilities and lowers the minimum threshold a tax position is required to meet before being recognized in the financial statements from "probable" to "more likely than not" (i.e. a likelihood of occurrence greater than fifty percent.) Under FIN 48, the recognition threshold is met when an entity concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are recognized in the relevant taxing authority. Those tax positions failing to qualify for initial recognition are recognized in the first interim period in which they meet the more likely than not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statue of limitations. Derecognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

Under FIN 48, only the portion of the liability that is expected to be paid within one year is classified as a current liability. As a result, liabilities expected to be resolved without the payment of cash (e.g., resolution due to the expiration of the statute of limitations) or are not expected to be paid within one year are not classified as current. It is the Company's policy to record estimated interest and penalties as income tax expense and tax credits as a reduction in income tax expense. The Company recognizes both interest and penalties as part of the income tax provision. During the year ended December 31, 2007, the Company recognized approximately $0.1 million in interest. As of December 30, 2007, accrued interest and penalties were $0.2 million.

As of December 31, 2007 the Company has classified approximately $1.0 million of unrecognized tax benefits as a current liability representing estimated settlements of current examinations which the Company believes will be settled within one year. Management is currently unaware of any issues under review that could result in significant additional payments, accruals, or other material variation from this estimate.

As of December 31, 2007 the liability for uncertain income tax positions was $2.3 million. Due to the high degree of uncertainty regarding the timing of potential future cash flows associated with these liabilities, we are unable to make a reasonably reliable estimate of the amount and period in which these liabilities might be paid.

The following is a reconciliation of the Company's total gross unrecognized tax benefits for the year ended December 31, 2007. Approximately $2.3 million represents the amount, that if recognized would affect the Company's effective income tax rate in future periods This amount differs from the gross unrecognized tax benefits presented in the table due to the decrease in the U.S. federal income taxes which would occur upon recognition of the state tax benefits included. Interest and penalties of $0.2 million are included below (in thousands).

Balance January 1, 2007	$2,291
Tax position related to current year	
Additions	312
Reductions	–
Tax positions related to prior years	
Additions	
Reductions	
Lapse in Statute of Limitation	(37)
Settlements	(12)
Balance December 31, 2007	$2,554

Undistributed earnings of our foreign subsidiaries amounted to $66.8 million at December 31, 2007 and $41.0 million at December 31, 2006. Upon distribution of any those earnings, in the form of dividends or otherwise, we will be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of U.S. income tax liability that would be incurred is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce some portion of any U.S. income tax liability. Withholding taxes of $2.5 million would be payable upon remittance of all previously unremitted earnings at December 31, 2007.

Except for the Company's Dutch subsidiary, undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been recorded thereon. No additional provision is required for the undistributed earnings of the Dutch subsidiary.

(9) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (In thousands):

	December 31,	
	2007	2006
Customer deposits and obligations	$45,975	$27,621
Commissions payable and sales incentive	9,727	8,192
Professional fees	3,076	1,813
Warranty reserve	2,602	2,750
Insurance	2,706	2,354
Taxes other than income tax	1,969	2,498
Other	6,426	8,105
	$72,481	$53,333

Customer deposits and obligations increased by $18.4 million in 2007 primarily due to increased orders during the year ended December 31, 2007.

(10) Financing Arrangements

Long-term debt consists of the following (In thousands):

	December 31,	
	2007	2006
Unsecured revolving credit facility, at varying interest rates; as of December 31, 2007 interest rate was 5.39%	$16,200	$58,479
Industrial revenue bond maturing in August 2019, at variable interest rates of 3.54% at December 31, 2007, and 4.02% at December 31, 2006	4,760	4,760
Capital lease obligations	622	859
Other borrowings, at varying interest rates ranging from 4.31% to 8.93% in 2007 and 5.99% to 8.98% in 2006	520	728
Total long-term debt	22,102	64,826
Less: current portion	201	415
Total long-term debt, less current portion	$21,901	$64,411

In December 2005, we entered into a new five-year, unsecured bank agreement that provided an unsecured $95 million revolving credit facility and we terminated the previously available $75 million revolving credit facility. In October 2006, we amended our credit agreement to increase the unsecured revolving credit facility to $125 million. In accordance with the credit agreement, the rate of interest and facility fees we are charged vary based upon changes in our net debt leverage ratio. We can borrow at either the Euro dollar rate plus an applicable margin of 0.625% to 1.625% or at a base rate plus an applicable margin of 0% to 0.25%. The base rate for any day is the higher of the Fed Funds rate plus 0.50% or the lenders Prime rate. We are also required to pay an unused facility fee that can range from 0.15% to 0.35% per annum and a utilization fee of 0.10% per annum if our borrowings exceed 50% of the credit facility limit. The facility expires on the earlier of December 20, 2010 or the date on which the revolving credit facility commitments are terminated by the Lenders in accordance with the Credit Agreement. The entire principal amount of all outstanding loans is not due until the facility expiration date, as such this amount has been classified as long term. The $125 million revolving credit facility is available to support our acquisition program, working capital requirements and general corporate purposes. At December 31, 2007, we had borrowings of $16.2 million outstanding under our revolving credit facility.

On October 19, 1999, we issued $75.0 million of unsecured notes that matured through annual principal payments from October 2002 – 2006. Proceeds from the notes and borrowings under the credit facility were used to repay $96.0 million of investments by, and advances from, Watts and the outstanding balance under a then existing term loan agreement. Beginning on October 19, 2002, we commenced making $15.0 million annual payments reducing the $75.0 million outstanding balance of our unsecured 8.23% senior notes, which matured in October 2006. The last annual payment of $15 million was paid in October 2006.

Certain of our loan agreements contain covenants that require, among other items, maintenance of certain financial ratios and also limit our ability to: enter into secured and unsecured borrowing arrangements; issue dividends to shareholders; acquire and dispose of businesses; transfer assets among domestic and international entities; participate in certain higher yielding long-term investment vehicles; and issue additional shares of our stock. We were in compliance with all covenants related to our existing debt obligations at December 31, 2007 and December 31, 2006.

At December 31, 2007, minimum principal payments required during each of the next five years are as follows (In thousands):

	2008	2009	2010	2011	2012	After 2012
Minimum principal payments	$201	$330	$16,356	$–	$–	$5,215

(11) Share-Based Compensation

Prior to January 1, 2006 we accounted for our stock options using the intrinsic value method of accounting provided under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations, as permitted by FASB Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Share-based Compensation, ("SFAS 123"). Applying the intrinsic value method of accounting for our stock options, we did not record share-based compensation in our net earnings because the exercise price of our options equaled the market price of the underlying stock on the date of the grant. Accordingly, share-based compensation for our options was included as a proforma disclosure in the financial statement footnotes and continues to be provided as proforma disclosure in the financial statement footnotes for periods prior to January 1, 2006.

During 2004, we began granting restricted stock units ("RSU Awards") in lieu of a portion of employee stock option awards and we have not granted any stock option awards in 2006 or 2007. We account for these RSU Awards by expensing their weighted average fair-value to selling, general and administrative expenses ratably over vesting periods ranging from three to six years. During the years ended December 31, 2007 and December 31, 2006 we granted 123,946 and 104,849 RSU Awards with approximate fair values of $36.34 and $27.90 per RSU Award, respectively.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), Share-Based Payment, ("SFAS 123(R)"), using the modified-prospective transition method. Under this transition method, compensation cost recognized as selling, general and administrative expense in 2006 and 2007 includes compensation costs for all share-based payments granted through January 1, 2006, but for which the requisite service period had not been completed as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Compensation costs for any share-based payments granted subsequent to January 1, 2006 are based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for periods prior to January 1, 2006 have not been restated.

As a result of the adoption of SFAS 123(R), our net income for the year ended December 31, 2007 and December 31, 2006 is $4.0 million and $1.2 million lower, respectively, than if we continued to account for share-based payments under APB 25. The adoption of SFAS 123(R) reduced our basic and diluted earnings per share for the years ended December 31, 2007 and December 31, 2006 by $0.24 and $0.05 per share respectively. As of December 31, 2007 there was $6.1 million of total unrecognized compensation costs related to our outstanding share-based compensation arrangements. That cost is expected to be recognized over a weighted average period of 1.9 years.

Prior to the adoption of SFAS 123(R), we presented all tax benefits of deductions resulting from the exercise of share-based payments as operating cash flows in the Consolidated Statement of Cash Flows. SFAS 123(R) requires the cash flows resulting from tax deductions in excess of the compensation cost for those share-based awards (excess tax benefits) to be classified as financing activities.

The following table illustrates the effect on net income and earnings per share during the year December 31, 2005, if we had applied the fair value recognition provisions of SFAS 123, (In thousands, except per share data):

Net income	$20,383
Add stock-based compensation expense included in reported net income, net of tax	690
Less stock-based employee compensation cost, that would have been included in the determination of net income under a fair value based method, net of tax	1,678
Pro forma net income as if the fair value based method had been applied to all awards	$19,395
Earnings per common share (as reported):	
Basic	$ 1.30
Diluted	$ 1.27
Pro forma earnings per common share:	
Basic	$ 1.24
Diluted	$ 1.21

For all of our stock option grants, the fair value of each grant was estimated at the date of grant using the Black-Scholes option pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield and employee exercise behavior. Expected volatilities utilized in the model are based on the historic volatility of the Company's stock price. The risk free interest rate is derived from the U.S. Treasury Yield curve in effect at the time of the grant. The model incorporates exercise and post-vesting forfeiture assumptions based on an analysis of historical data.

We did not grant any stock-options during the years ended December 31, 2007 and December 31, 2006. The following summary presents the weighted average assumptions used to estimate fair value our stock-option grants during the year ended December 31, 2005:

Risk-free interest rate	3.8%
Expected life (years)	6.4
Expected stock volatility	40.7%
Expected dividend yield	0.6%

As of December 31, 2007 we have one share-based compensation plan. The 1999 Stock Option and Incentive Plan (the "1999 Stock Plan"), which was adopted by our Board of Directors and approved by our shareholders, permits the grant of the following types of awards to our officers, other employees and non-employee directors: incentive stock options; non-qualified stock options; deferred stock awards; restricted stock awards; unrestricted stock awards; performance share awards; stock appreciation rights ("SARs") and dividend equivalent rights. The 1999 Stock Plan provides for the issuance of up to 3,000,000 shares of common stock (subject to adjustment for stock splits and similar events). New options granted under the 1999 Stock Plan could have varying vesting provisions and exercise periods. Options granted vest in periods ranging from 1 to 6 years and expire 10 years after the grant date. As of December 31, 2007, 986,658 shares were available for grant under the 1999 Stock Plan.

The CIRCOR Management Stock Purchase Plan, which is a component of the 1999 Stock Plan, provides that eligible employees may elect to receive restricted stock units in lieu of all or a portion of their pre-tax annual incentive bonus and, in some cases, make after-tax contributions in exchange for restricted stock units ("RSU MIPS"). In addition, non-employee directors may elect to receive restricted stock units in lieu of all or a portion of their annual directors' fees. Each RSU MIP represents a right to receive one share of our common stock after a three-year vesting period. RSU MIPs are granted at a discount of 33% from the fair market value of the shares of common stock on the date of grant and vest after three years. This discount is amortized as compensation expense, to selling, general and administrative expenses, over a four-year period. 60,031 and 113,423 restricted stock units with per unit discount amounts representing fair values of $11.96 and $9.18 were granted under the CIRCOR Management Stock Purchase Plan during the twelve months ended December 31, 2007 and December 31, 2006, respectively.

At the date of our spin-off from Watts in October 1999, vested and non-vested Watts options held by our employees terminated in accordance with their terms and new options of equivalent value were issued under the 1999 Stock Plan to replace the Watts options ("replacement options"). The vesting dates and exercise periods of these options were not affected by the replacement. Based on their original Watts grant date, the replacement options vested during the years 1999 to 2003 and expire 10 years after grant of the original Watts options. Additionally, at the spin-off date, vested and non-vested Watts restricted stock units and SARs held by our employees were converted into comparable restricted stock units and SARs based on our common stock. Vested restricted stock units will be distributed in shares of our common stock. Upon exercise, vested SARs will be payable in cash. At December 31, 2007, there were 431,398 restricted stock units and 9,600 SARs outstanding. During 2007, a total of $5.9 million of compensation expense related to RSU Awards, RSU MIPs, stock options and SARs was recorded as expense in our statement of operations. $3.6 million was recorded as selling, general and administrative expense, and $2.3 million was recorded as special charge. The amount recorded as special charge related to the modification of certain RSUs and stock options in connection with the retirements of our CEO and CFO. Compensation expense related to RSU Awards, RSU MIPS stock-options and SARs for the year ended December 31, 2006 was $3.3 million and was recorded as selling, general and administrative expense.

A summary of the status of all stock-options granted to employees and non-employee directors as of December 31, 2007, 2006, and 2005 and changes during the years are presented in the table below (Options in thousands):

	December 31,					
	2007		2006		2005	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of period	697	$17.23	1,080	$16.07	1,273	$13.28
Granted	–	–	–	–	188	24.90
Exercised	(409)	15.60	(298)	12.17	(358)	10.55
Canceled	(15)	20.20	(85)	20.22	(23)	20.21
Options outstanding at end of period	273	$19.50	697	$17.23	1,080	$16.07
Options exercisable at end of period	166	$16.20	485	$15.04	654	$12.94
Weighted average fair value of options granted		N/A		N/A		$10.92

The weighted average contractual term for stock-options outstanding and exercisable as of December 31, 2007 was 5.7 years and 4.9 years, respectively. The aggregate intrinsic value of stock-options exercised during the years ended December 31, 2007, 2006 and 2005 was $9.8 million, $6.1 million and $5.2 million, respectively. The aggregate fair value of stock-options vested during the years ended December 31, 2007, 2006 and 2005 was $0.8 million, $1.1 million and $1.3 million, respectively. The aggregate intrinsic value of stock-options outstanding and exercisable as of December 31, 2007 was $7.3 million and $5.0 million, respectively.

The following table summarizes information about stock options outstanding at December 31, 2007 (Options in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$ 7.17 – $ 7.88	4	2.6	$ 7.50	4	$ 7.50
7.89 – 10.51	12	1.8	10.38	12	10.38
10.52 – 15.77	93	4.9	13.83	93	13.83
15.78 – 18.40	18	3.8	16.32	18	16.32
18.41 – 23.66	1	7.3	22.97	–	–
23.67 – 26.29	145	6.8	24.64	39	24.61
$ 7.17 – $26.29	273	5.7	$19.50	166	$16.20

A summary of the status of all RSU Awards granted to employees and non-employee directors as of December 31, 2007, 2006, and 2005 and changes during the year are presented in the table below (RSUs in thousands):

	December 31,					
	2007		2006		2005	
	RSUs	Weighted Average Exercise Price	RSUs	Weighted Average Exercise Price	RSUs	Weighted Average Exercise Price
RSU Awards outstanding at beginning of period	162	$26.83	102	$25.01	38	$22.61
Granted	124	36.34	105	27.90	76	25.47
Settled	(29)	26.37	(15)	24.27	(5)	23.81
Cancelled	(20)	26.38	(30)	25.67	(7)	23.88
RSU Awards outstanding at end of period	237	$31.87	162	$26.83	102	$25.01
RSU Awards exercisable at end of period	25		12		5	
Weighted average fair value of RSU Awards granted		$36.34		$24.68		$23.80

The aggregate intrinsic value of RSU Awards settled during the twelve months ended December 31, 2007, 2006 and 2005 was $1.5 million, $0.6 million and $0.2, respectively. The aggregate fair value of RSU Awards vested during the twelve months ended December 31, 2007, 2006 and 2005 was $1.5 million, $0.8 million and $0.3, respectively. The aggregate intrinsic value of RSU Awards outstanding and exercisable as of December 31, 2007 was $11.0 million and $1.2 million, respectively.

The following table summarizes information about RSU Awards outstanding at December 31, 2007:

	RSU Awards Outstanding			RSU Awards Vested	
Range of Exercise Prices	RSUs (thousands)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	RSUs (thousands)	Weighted Average Exercise Price
$22.00 – $ 23.99	5	0.03	$23.78	4	$23.80
24.00 – 25.99	26	0.13	24.90	12	24.90
26.00 – 27.99	77	1.08	27.82	9	27.84
28.00 – 29.99	5	1.30	28.88	–	–
30.00 – 36.99	122	2.16	36.22	–	–
37.00 – 45.99	2	2.59	42.28	–	–
$22.00 – $45.99	237	1.52	$31.87	25	$25.71

A summary of the status of all RSU MIPs granted to employees and non-employee directors as of December 31, 2007, 2006, and 2005 and changes during the year are presented in the table below (RSUs in thousands):

	December 31,					
	2007		2006		2005	
	RSUs	Weighted Average Exercise Price	RSUs	Weighted Average Exercise Price	RSUs	Weighted Average Exercise Price
RSU MIPs outstanding at beginning of period	179	$16.69	154	$12.96	173	$11.70
Granted	60	24.27	113	18.63	27	16.68
Settled	(32)	15.90	(45)	11.27	(30)	10.11
Cancelled	(13)	16.04	(43)	14.68	(16)	11.80
RSU MIPs outstanding at end of period	194	$19.20	179	$16.69	154	$12.96
RSU MIPs exercisable at end of period	21	$ 9.35	20	$ 8.41	61	$ 8.41
Weighted average fair value of RSU MIPs granted		$24.27		$18.63		$16.68

The aggregate intrinsic value of RSU MIPs settled during the twelve months ended December 31, 2007, 2006 and 2005 was $1.5 million, $1.8 million and $1.1 million, respectively. The aggregate fair value of RSU MIPs vested during the twelve months ended December 31, 2007, 2006 and 2005 was $0.7 million, $0.3 million and $0.6 million, respectively. The aggregate intrinsic value of RSU MIPs outstanding and exercisable as of December 31, 2007 was $5.3 million and $0.8 million, respectively.

The following table summarizes information about RSU MIPs outstanding at December 31, 2007 (RSUs in thousands):

	RSU MIPs Outstanding			RSU MIPs Vested	
Range of Exercise Prices	RSUs	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	RSUs	Weighted Average Exercise Price
$ 5.03 – $ 7.99	9	–	$ 5.84	9	$ 5.84
8.00 – 10.99	6	–	10.20	6	10.20
11.00 – 13.99	3	–	12.72	3	12.72
14.00 – 16.99	19	0.11	16.57	3	15.92
17.00 – 19.99	97	1.16	18.63	–	–
20.00 – 24.99	60	2.16	24.27	–	–
$ 5.03 – $24.99	194	1.25	$19.20	21	$ 9.35

(12) Accumulated Other Comprehensive Income

The accumulated other comprehensive income consists of the following (In thousands):

	December 31, 2007		
	Gross Amount	Tax Effect	Net of Tax
Cumulative translation adjustment	$36,750	$ –	$36,750
Pension liability	(1,898)	721	(1,177)
Total accumulated other comprehensive income	$34,852	$ 721	$35,573

	December 31, 2006		
	Gross Amount	Tax Effect	Net of Tax
Cumulative translation adjustment	$25,464	$ –	$25,464
Pension liability	(2,285)	868	(1,417)
Pension liability adjustment to apply SFAS 158	(1,076)	409	(667)
Total accumulated other comprehensive income	$22,103	$1,277	$23,380

The increase in our cumulative translation adjustment balance of $11.3 million from December 31, 2006 to December 31, 2007 was primarily a result of the devaluation of the US dollar against other foreign currencies.

(13) Employee Benefit Plans

We maintain two pension benefit plans, a qualified noncontributory defined benefit plan that covers substantially all of our salaried and hourly non-union employees in the United States, and a nonqualified, noncontributory defined benefit supplemental plan that provides benefits to certain highly compensated officers and employees. To date, the supplemental plan remains an unfunded plan. These plans include significant pension benefit obligations which are calculated based on actuarial valuations. Key assumptions are made in determining these obligations and related expenses, including expected rates of return on plan assets and discount rates. Benefits are based primarily on years of service and employees' compensation.

As of July 1, 2006, in connection with a revision to our retirement plan, we froze the pension benefits of our qualified noncontributory plan participants. Under the revised plan, such participants generally do not accrue any additional benefits under the defined benefit plan after July 1, 2006.

Effective December 2006, we adopted the recognition and disclosure provisions of SFAS No.158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)". We recognized in the balance sheet the underfunded status of the defined benefit post-retirement plans, measured as the difference between the fair value of plan assets and the projected benefit obligation. Changes in the funded status of the plan in the year in which the change occurs are recognized in other comprehensive income.

During the first quarter of 2007, we changed our measurement date for both of our plans from September 30th to December 31st. In accordance with the measurement date transition provisions of SFAS No. 158, we remeasured the obligations and plan assets as of the beginning of our 2007 fiscal year. As a result of this remeasurement, the unfunded status of our plans decreased approximately $2.0 million due to an increase in the fair value of plan assets and a reduction of our projected benefit obligation of approximately $1.2 million and $0.8 million, respectively as of January 1, 2007. The reduction of our projected benefit obligation was primarily a result of a change in our discount rates. We recorded an adjustment to retained earnings of less than $0.1 million, after tax, equal to the net benefit costs for the period from October 1, 2006 to December 31, 2006. In addition, we recorded $1.3 million, after tax, as an adjustment to the opening balance of accumulated other comprehensive income related to the difference between the fair value of plan assets and the projected benefit obligation as of January 1, 2007

During 2007, we did not make any cash contributions to our qualified defined benefit pension plan. In 2008, we are not expecting to make voluntary cash contributions to our qualified defined benefit pension plan, although global capital market and interest rate fluctuations may impact future funding requirements.

Additionally, substantially all of our U.S. employees are eligible to participate in a 401(k) savings plan. Under this plan, we make a core contribution and match a specified percentage of employee contributions, subject to certain limitations.

The components of net benefit expense are as follows (In thousands):

	Year Ended December 31,		
	2007	2006	2005
Components of net benefit expense:			
Service cost-benefits earned	$ 643	$ 1,724	$ 2,159
Interest cost on benefits obligation	1,848	1,713	1,453
Expected return on assets	(2,390)	(2,205)	(1,854)
Net pension costs and return	101	1,232	1,758
Net loss amortization	61	217	199
Transition asset amortization	(8)	(8)	(8)
Prior service cost amortization	20	59	98
Total amortization items	73	268	289
Net periodic cost of defined benefits plans	174	1,500	2,047
Cost of 401(k) plan company match contributions	3,536	1,101	339
Net benefit expense	$ 3,710	$ 2,601	$ 2,386

The weighted average assumptions used in determining the net periodic benefit cost and benefit obligations and net benefit cost for the pension plans are shown below:

	Year Ended December 31,		
	2007	2006	2005
Net periodic benefit cost:			
Discount rate – qualified plan	6.15%	5.50%	5.80%
Discount rate – nonqualified plan	6.05%	5.50%	5.80%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%
Benefit obligations:			
Discount rate	6.25%	5.80%	5.50%
Rate of compensation increase – nonqualified plan	4.00%	4.00%	4.00%
Rate of compensation increase – qualified plan	0.00%	0.00%	4.00%

The qualified plan was remeasured on March 31, 2006 due to freeze in pension accruals after July 1, 2006. The discount rate used to determine net periodic benefit cost for the period after July 1, 2006 was 6%.

In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of these plans. This included considering the pension asset allocation and the expected returns likely to be earned over the life of the plans. This basis is consistent with 2006.

The funded status of the defined benefit plans and amounts recognized in the balance sheets, measured as of December 31, 2007 and September 30, 2006 are as follows (In thousands):

	December 31, 2007	December 31, 2006
Change in projected benefit obligation:		
Balance at beginning of year	$31,250	$31,884
Service cost	643	1,724
Interest cost	1,848	1,713
Actuarial loss	56	(1,430)
Benefits paid	(701)	(587)
Administrative expenses	(404)	(271)
Curtailments	–	(1,783)
Change in measurement date	(806)	–
Balance at end of year	$31,886	$31,250
Change in fair value of plan assets:		
Balance at beginning of year	$27,110	$25,513
Actual return on assets	1,663	2,431
Benefits paid	(700)	(587)
Administrative expenses	(404)	(271)
Assets adjusted	1,321	–
Employer contributions	35	24
Fair value of plan assets at end of year	$29,025	$27,110
Funded status:		
Excess of projected benefit obligation over the fair value of plan assets	$ (2,861)	$ (4,140)
Contribution after measurement date	–	9
Net accrued benefit cost	$ (2,861)	$ (4,131)
Pension plan accumulated benefit obligation ("ABO")	$27,426	$28,074
Supplemental pension plan ABO	4,346	2,162
Aggregate ABO	$31,772	$30,236
Accrued pension liability prior to SFAS 158	N/A	(780)
Plan assets for funded pension plan	$29,025	$27,110

As required by SFAS 158 the following information is presented as of December 31, 2007 (In Thousands):

Funded status, end of year:	
Fair value of plan assets	29,025
Benefit obligations	(31,886)
Net Pension Liability	$ (2,861)
Pension Liability recognized in the balance sheet consists of:	
Noncurrent asset	1,599
Current liability	(326)
Noncurrent liability	(4,134)
Total	$ (2,861)
Amounts recognized in accumulated other comprehensive income consist of:	
Net actuarial losses	1,864
Prior service cost / (credit)	36
Transition obligation / (asset)	(2)
Total	$ 1,898
Estimated pension expense to be recognized in other comprehensive income in 2008 consists of:	
Net actuarial losses	(2)
Prior service cost / (credit)	127
Transition obligation / (asset)	20
Total	$ 145

At December 31, 2007, the benefit payments expected to be paid in each of the next five years and the aggregate for the five fiscal years thereafter are as follows (In thousands):

	2008	2009	2010	2011	2012	2013–2017
Expected benefit payments	$1,057	$1,143	$1,268	$1,397	$1,506	$9,441

The plan assets were held in the following types of investment securities at year-end, expressed as a percent of total assets:

	2007	2006
Equity securities	50%	70%
Debt securities	50%	30%
	100%	100%

Our investment objectives for the portfolio of the plans' assets are to match, as closely as possible, the return of a composite benchmark comprised of: 40% of the Russell 1000 Index; 15% of the Russell 2000 Index; 15% of the Morgan Stanley Capital International EAFE Index; and 30% of the Lehman Brothers Aggregate Bond Index. We also seek to maintain a level of volatility (measured as standard deviation of returns) which approximates that of the composite benchmark returns. Rebalancing among asset classes will occur on an annual basis to ensure that the targeted asset allocations are maintained.

Prior to the adoption of the recognition provisions of SFAS No. 158, we accounted for our pension benefit plans under SFAS No. 87, "Employers Accounting for Pensions." SFAS No. 87 required that a liability (minimum pension liability) be recorded when the benefit obligation (ABO) exceeded the combined fair value of plan assets and accrued pension cost. Any adjustment was recorded as a non-cash charge to other comprehensive income in shareholders' equity. SFAS No. 106 required that the liability recorded should represent the actuarial present value of all future benefits attributable to an employee's service rendered to date. Under both SFAS No. 87 and No. 106, changes in the funded status were not immediately recognized; rather they were deferred and recognized ratably over future periods. Upon adoption of the recognition provisions of SFAS No. 158, the Company recognized the amounts of prior changes in the funded status of its post-retirement benefit plans through accumulated other comprehensive income (loss).

(14) Contingencies, Commitments and Guarantees

Like many other manufacturers of fluid control products, our subsidiary Leslie Controls, Inc. ("Leslie"), which we acquired in 1989, has been and continues to be named as a defendant in product liability actions brought on behalf of individuals who seek compensation for their alleged exposure to airborne asbestos fibers. In some instances, we also have been named individually and/or as alleged successor in interest in these cases. As of December 31, 2007, Leslie was a named defendant in approximately 707 active, unresolved asbestos-related claims filed in California, Texas, New York, Massachusetts, Connecticut, and 27 other states (excluding Mississippi). Of these claims, approximately 338 involve claimants allegedly suffering from (or the estates of decedents who allegedly died from) mesothelioma, a fatal malignancy associated with asbestos exposure. In addition, Leslie was also a named defendant in approximately 5,200 unresolved asbestos-related claims filed in Mississippi. Since 2004, however, the Mississippi Supreme Court has interpreted joinder rules more strictly, and the state legislature enacted a tort reform act under which each plaintiff must independently satisfy venue provisions, thus preventing thousands of out-of-state claimants from tagging onto a single in-state plaintiff's case. As a result of these changes, Mississippi state court judges since 2004 have severed and dismissed tens of thousands of out-of-state asbestos claims against numerous defendants including Leslie. We continue to expect that most of the remaining Mississippi claims against Leslie will be dismissed as well. Leslie has not incurred any indemnity costs in Mississippi and defense costs to resolve these Mississippi cases have not been significant. While it is possible that certain dismissed claims could be re-filed in Mississippi or in other jurisdictions, any such re-filings likely would be made on behalf of one or a small number of related individuals who could demonstrate actual injury and some connection to Leslie's products.

Leslie's asbestos-related claims generally involve its fluid control products. Leslie management believes that any asbestos was incorporated entirely within the product in a way that would not allow for any ambient asbestos during normal operation or during normal inspection and repair procedures. Leslie and its insurers' general strategy have been to vigorously defend these cases. Nevertheless, while we strongly believe that exposure to Leslie's products has not caused asbestos-related illness to any plaintiff, there is no assurance that juries or courts will not reach a different conclusion in particular cases. Leslie has resolved a number of asbestos-related claims over the past few years and continues to do so for strategic reasons, including avoiding defense costs and the possible risk of excessive verdicts. The amounts expended on asbestos-related claims in any year may be impacted by the number of claims filed, the volume of pre-trial proceedings, and the numbers of trials and settlements. To date, Leslie's defense and resolution of these asbestos-related claims have not had a material adverse effect on our financial condition, results of operations, or cash flows.

During our 2007 fiscal year Leslie resolved a total of 267 asbestos cases for an aggregate indemnity amount of $4.3 million, of which 71% or $3.1 million was paid by insurance. (Leslie's insurance coverage is further discussed below.) The following tables provide more specific information regarding Leslie's claim activity and defense costs during each of the three years ended December 31, 2007 as well as the financial impact on the Company of the asbestos litigation for such periods (excluding open Mississippi cases for which we anticipate dismissal of virtually all such cases for the reasons described above):

	For the Year Ended December 31		
	2007	2006	2005
Beginning open cases	492	290	122
Cases filed	482	353	216
Cases resolved and dismissed	(267)	(151)	(48)
Ending open cases	707	492	290
Ending open mesothelioma cases	338	265	169

	For the Year Ended December 31		
(In Thousands)	2007	2006	2005
Settlement costs incurred	$ 4,252	2,338	1,059
Adverse verdicts accrued	3,766	–	–
Open case accrual	9,030	–	–
Defense cost incurred	8,928	5,766	2,155
Less insurance recoveries	(18,442)	(5,753)	(2,282)
Net pre-tax expense	$ 7,534	$ 2,351	$ 932
Average pre-tax settlement amount per case resolved & dismissed	$ 16	$ 15	$ 22

The information reflected above includes a jury verdict rendered on October 12, 2007 by a Los Angeles state court jury that, if allowed to stand, would result in a liability to Leslie of approximately

$2.5 million (29%, or approximately $0.7 million, would be paid by Leslie while insurance would pay the balance). Although Leslie accrued a liability in the third quarter of fiscal 2007 for this verdict, both Leslie and the other defendant against whom the judgment was rendered have appealed this verdict. We believe there are strong grounds for either significantly reducing the amount of the award or for requiring a new trial.

Leslie records an estimated liability associated with reported asbestos claims when it believes that a loss is both probable and can be reasonably estimated. In prior periods, with respect to its unresolved pending claims, Leslie did not believe that it had sufficient information to assess the likelihood of resolving such claims. Accordingly, until the fourth quarter of 2007, Leslie accrued for defense costs as incurred, and accrued for pending claims only when resolution of a particular claim was probable and the probable loss was estimable. As a practical matter, the claims accrual generally occurred close in time to when a settlement agreement for a particular claim was reached. In most cases, settlement payments are paid to claimants within thirty to sixty days of settlement. In the only two cases in which Leslie has received an adverse verdict, Leslie has accrued $3.8 million for such claims at the time the adverse verdict was rendered. Leslie also recorded an insurance receivable of $2.7 million to be paid by its insurers for these adverse verdicts. In both cases, Leslie has appealed the judgment rendered against it and Leslie is not at this time able to determine when or if those accrued amounts ultimately will be paid or not.

Over the last few years, Leslie has continued to accumulate data associated with its asbestos claims. During the fourth quarter of 2007, we performed a detailed review of our Leslie asbestos matters. This review, among other items, included an assessment of Leslie's historical filed, resolved and dismissed claim rates. In conducting this review, certain factors caused us to determine that the likelihood of incurrence of indemnity costs for existing cases was now probable. The most significant of these factors include an escalation, commencing in 2006 and continuing in 2007, of the rate of claim resolutions and filings, as well as the incurrence, for the first time in 2007, of adverse jury verdicts. From 2005 to 2007, our claim settlement costs increased more than 300% and our cases filed increased more than 100%. As part of our review of asbestos matters we engaged Hamilton, Rabinovitz and Associates, Inc. ("HR&A"), a firm specializing in estimating expected liabilities of mass tort claims, to help us determine an estimate of Leslie's asbestos-related liabilities. Because Leslie's claims experience is both limited and variable, HR&A concluded that any estimate of pending or future liabilities of Leslie's asbestos claims would be highly uncertain from a statistical perspective. Leslie's management has determined, however, that, by using its historical (albeit brief) average cost by disease classification in resolving closed claims, and by applying this information to the mix of current open claims as of December 31, 2007, it could make a reasonable estimate of the indemnity costs to be incurred in resolving such current open claims. Therefore, during the fourth quarter of 2007 Leslie recorded an additional liability of $9.0 million for the estimated indemnity cost associated with resolution of its current open claims. Leslie expects that payment of the amounts accrued with respect to the open claims will be made by Leslie and its insurers over the next three years. The recording of this liability resulted in a pretax charge of $2.6 million, net of insurance recoveries. A summary of Leslie's unpaid existing asbestos claims and incurred asbestos defense cost liabilities and the related insurance recoveries is provided below.

In Thousands	As of December 31 2007	2006
Existing claim indemnity liability	$13,731	$ –
Incurred defense cost liability	$ 3,028	$1,026
Insurance recoveries	$11,899	$ –

Although Leslie believes its estimates are reasonable, such estimates are also highly uncertain, especially because Leslie's claims history is relatively limited, very recent, and quite variable. Depending on future events, the actual costs of resolving these pending claims could be substantially higher or lower than the current estimate. Some of the more significant unknown or uncertain factors that will affect these costs going forward include:

- the severity of the injuries alleged by each pending claimant;
- increases or decreases in Leslie's average settlement costs;
- possible adverse or favorable jury verdicts;
- rulings on unresolved legal issues in various jurisdictions that bear on Leslie's legal liability;
- the numbers of claims that will be dismissed with no indemnity payments;
- the impact of potential changes in legislative or judicial standards in different jurisdictions;
- the potential bankruptcies of other companies named as defendants in asbestos-related claims.

As a result of these factors, Leslie is unable to estimate a range of additional losses that may be reasonably possible in the event that actual indemnity costs of resolving pending claims are higher than our estimate. In addition, while the likelihood of future claims is probable, Leslie's management cannot estimate the amount of new claims or any range of losses that may be reasonably possible arising from such future claims. With respect to current claims, critical information is known regarding such factors as disease mix, jurisdiction and identity of plaintiff's counsel. Such information is of course unknown with respect to any future claims, and Leslie's management believes that the disease mix, jurisdictional information and plaintiff counsel identity associated with its current case experience, which has been both limited and variable, cannot reasonably be extrapolated to any future filings. Moreover, Leslie management believes that appellate actions recently commenced and currently pending in certain jurisdictions such as California, together with movements toward legislative and judicial reform in such jurisdictions may significantly alter the litigation landscape, thus affecting both the rate at which claims may be filed as well as the likelihood of incurring indemnity amounts on account of such future claims and the level of indemnity that may be incurred to resolve such claims.

To date, Leslie's insurers have paid the vast majority of the costs associated with its defense and settlement of asbestos-related actions. Under Leslie's current cost-sharing arrangements with its insurers, Leslie's insurers pay 71% of defense and settlement costs associated with asbestos-related claims and Leslie is responsible for the remaining 29% of all such defense and indemnity costs. The amount of indemnity available under Leslie's primary layer of insurance coverage is therefore reduced by 71% of any amounts paid through settlement or verdict. We believe that, as of December 31, 2007, excluding the impact of the October 12, 2007 adverse jury verdict, and without giving effect to our estimate for the indemnity cost of resolving pending claims, the aggregate amount of indemnity remaining on Leslie's primary layer of insurance was approximately $10.5 million. If the October 12, 2007 jury verdict were to stand, our primary layer of insurance could be reduced by an additional $1.8 million. Similarly, if our estimate of the indemnity cost of resolving pending claims is accurate, such resolution ultimately would further reduce the aggregate amount of primary layer indemnity by approximately $6.4 million. Based on its current estimate of costs to resolve Leslie's pending asbestos claims, Leslie's management believes that this primary layer of insurance should be sufficient to cover such pending claims. As set forth above, we cannot estimate the amount of any liabilities associated with such future claims and therefore cannot reasonably estimate when and if the primary insurance may be eroded. In addition, Leslie has limited available excess insurance coverage. Some of this excess insurance, however, lies above layers of excess insurance written by insolvent insurers, which could affect when Leslie may be able to recover this excess insurance. Moreover, unlike primary policies under which defense costs do not erode policy limits, the terms of excess policies typically provide that covered defense costs do erode policy limits. As a result, if its primary insurance layer were exhausted, Leslie would likely become responsible for a substantial majority of any defense and indemnity costs, which could have a material adverse effect on our financial condition, results of operations, or cash flows.

We believe that payment of any litigation-related asbestos liabilities of Leslie (Leslie currently constitutes approximately 6% of the Company's consolidated revenues and shareholders' equity) is legally limited to the net assets of that subsidiary. This belief is based on the principle of American law that a shareholder (including a parent corporation) is generally not liable for an incorporated entity's obligations.

Smaller numbers of asbestos-related claims have also been filed against two of our other subsidiaries -- Spence Engineering the stock of which we acquired in 1984; and Hoke, the stock of which we acquired in 1998. Due to the nature of the products supplied by these entities, the markets they serve and our historical experience in resolving these claims, we do not believe that asbestos-related claims will have a material adverse effect on the financial condition, results of operations or liquidity of Spence or Hoke, or the financial condition, consolidated results of operations or liquidity of the Company.

Various other claims and legal proceedings generally incidental to the normal course of business are pending or threatened on behalf or threatened on behalf of or against CIRCOR. While we cannot predict the outcome of these matters, we believe that any liability arising from them will not have a material adverse effect on our financial condition or results of operations or cash flows.

Standby Letters of Credit

We execute standby letters of credit, which include bid bonds and performance bonds, in the normal course of business to ensure our performance or payments to third parties. The aggregate notional value of these instruments was $41.8 million at December 31, 2007. Our historical experience with these types of instruments has been good and no claims have been paid in the current or past four fiscal years. We believe that the likelihood of demand for payments relating to the outstanding instruments is remote.

These instruments have expiration dates ranging from less than one month to four and a half years from December 31, 2007.

The following table contains information related to standby letters of credit instruments outstanding as of December 31, 2007 (In thousands):

Term Remaining	Maximum Potential Future Payments
0–12 months	$21,814
Greater than 12 months	19,983
Total	$41,797

Operating Lease Commitments

Rental expense under operating lease commitments amounted to: $6.6 million, $5.3 million and $5.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. Minimum rental commitments due under non-cancelable operating leases, primarily for office and warehouse facilities, at December 31, 2007 were (In thousands):

	2008	2009	2010	2011	2012	After 2012
Minimum lease commitments	$5,539	$3,680	$1,098	$584	$299	$100

Commercial Contract Commitment

As of December 31, 2007 we have approximately $87.3 million of commercial contract commitments related to open purchase orders.

Self – Insurance

We are primarily self-insured for workers' compensation, automobile, product and general liability, and health costs, and we believe that we maintain adequate accruals to cover our retained liability. Our accruals for self-insurance liabilities are based on claims filed and reported and estimates of claims incurred but not yet reported, and are not discounted. Management considers a number of factors, including third-party actuarial valuations, when making these determinations. We maintain third-party stop-loss insurance policies to cover certain liability costs in excess of predetermined annual or individual claim amounts.

(15) Guarantees and Indemnification obligations

As permitted under Delaware law, we have agreements whereby we indemnify certain of our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. However, we have directors and officers liability insurance policies that limit our exposure for events covered under the policies and should enable us to recover a portion of any future amounts paid. As a result of the coverage under these insurance policies, we believe the estimated fair value of these indemnification agreements is minimal and, therefore, have no liabilities recorded from those agreements as of December 31, 2007.

In connection with our industrial revenue bond financing arrangement which benefits one of our subsidiaries, we are obligated to indemnify the banks in connection with certain errors in the administration of these financing arrangements to the extent such errors are not willful and do not constitute gross negligence. This indemnification obligation is unlimited as to time and amount. We have never been required to make any payments pursuant to this indemnification. As a result, we believe the estimated fair value of this indemnification agreement is minimal. Accordingly, we have no liabilities recorded for those agreements as of December 31, 2007.

We record provisions for the estimated cost of product warranties, primarily from historical information, at the time product revenue is recognized. While we engage in extensive product quality programs and processes, our warranty obligation is affected by product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure, and supplier warranties on parts delivered to us. Should actual product failure rates, utilization levels, material usage, service delivery costs or supplier warranties on parts differ from our estimates, revisions to the estimated warranty liability would be required.

The following table sets forth information related to our product warranty reserves for the year ended December 31, 2007 (In thousands):

Balance at December 31, 2006	$2,750
Provisions	1,816
Claims settled	2,105
Currency translation adjustments	141
Balance at December 31, 2007	$2,602

(16) Financial Instruments

Fair Value

The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate fair value because of the short maturity of these financial instruments. Investments are carried at cost which approximates their fair value at the balance sheet date. The fair value of our variable rate debt approximates its carrying value.

In the normal course of our business, we manage risk associated with foreign exchange rates through a variety of strategies, including the use of hedging transactions, executed in accordance with our policies. As a matter of policy, we ordinarily do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the underlying hedged items. We do not use derivative instruments for speculative trading purposes.

Accounting Policies

Using qualifying criteria defined in Statement No. 133, derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For a fair value hedge, both the effective and ineffective portions of the change in fair value of the derivative instrument, along with an adjustment to the carrying amount of the hedged item for fair value changes attributable to the hedged risk, are recognized in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument that are highly effective are deferred in accumulated other comprehensive income or loss until the underlying hedged item is recognized in earnings. If the effective portion of fair value or cash flow hedges were to cease to qualify for hedge accounting, or to be terminated, it would continue to be carried on the balance sheet at fair value until settled; however, hedge accounting would be discontinued prospectively. If forecasted transactions were no longer probable of occurring within the specified time period or within an additional 2 month period thereafter, amounts previously deferred in accumulated other comprehensive income or loss would be recognized immediately in earnings. During 2007 and 2006, we did not have any hedges that qualified for hedge accounting.

Foreign Currency Risk

We use forward contracts to manage the currency risk related to certain business transactions denominated in foreign currencies. To the extent the underlying transactions hedged are completed, the contracts do not subject us to significant risk from exchange rate movements because they offset gains and losses on the related foreign currency denominated transactions. Our foreign currency forward contracts have not been designated as hedging instruments and, therefore, did not qualify for fair value or cash flow hedge treatment under the criteria of Statement No. 133 for the years ended December 31, 2007 and 2006. Therefore, the unrealized gains and losses on our contracts have been recognized as a component of other expense in the consolidated statements of operations. There were no net unrealized gains attributable to foreign currency forward contracts at December 31, 2007 and 2006. As of December 31, 2007, we had seven forward contracts to sell currencies with a face value of $2.0 million. This compares to three forward contracts to sell currencies with a face value of $0.6 million as of December 31, 2006.

CIRCOR INTERNATIONAL, INC.
Notes to Consolidated Financial Statements – (Continued)

(17) Segment Information

The following table presents certain reportable segment information (In thousands):

	Instrumentation & Thermal Fluid Controls Products	Energy Products	Corporate/ Eliminations	Consolidated Total
Year Ended December 31, 2007				
Net revenues	$343,596	$322,144	$ –	$665,740
Inter-segment revenues	2	43	(45)	–
Operating income (loss)	26,287	50,690	(20,210)	56,767
Interest income				(393)
Interest expense				3,394
Other income, net				(1,257)
Income before income taxes				55,023
Identifiable assets	406,711	317,991	(48,233)	676,469
Capital expenditures	7,167	4,738	78	11,983
Depreciation and amortization	8,690	4,573	186	13,449
Year Ended December 31, 2006				
Net revenues	$312,700	$279,011	$ –	$591,711
Inter-segment revenues	3	2	(5)	–
Operating income (loss)	27,658	36,102	(16,250)	47,510
Interest income				(429)
Interest expense				5,546
Other income, net				134
Income before income taxes				42,259
Identifiable assets	370,128	256,362	(20,815)	605,675
Capital expenditures	5,262	4,642	29	9,933
Depreciation and amortization	8,494	4,907	199	13,600
Year Ended December 31, 2005				
Net revenues	$251,276	$199,255	$ –	$450,531
Inter-segment revenues	62	14	(76)	–
Operating income (loss)	27,842	19,081	(13,918)	33,005
Interest income				(579)
Interest expense				3,389
Other income, net				144
Income before income taxes				30,051
Identifiable assets	307,292	145,859	7,229	460,380
Capital expenditures	7,446	7,215	361	15,021
Depreciation and amortization	6,305	3,929	179	10,413

Each reporting segment is individually managed and has separate financial results that are reviewed by our chief operating decision-maker. Each segment contains closely related products that are unique to the particular segment. Refer to Note (1) for further discussion of the products included in each segment.

In calculating profit from operations for individual reporting segments, substantial administrative expenses incurred at the corporate level for the benefit of other reporting segments were allocated to the segments based upon specific identification of costs, employment related information or net revenues.

Corporate Adjustments amounts are reported on a net "after allocations" basis. Inter-segment intercompany transactions affecting net operating profit have been eliminated within the respective operating segments.

The operating loss reported in the Corporate Adjustment column of the Segment Information footnote disclosures consists primarily of the following corporate expenses: compensation and fringe costs for executive management and other corporate staff; corporate development costs (relating to mergers & acquisitions); human resource development and benefit plan administration expenses; legal, accounting and other professional and consulting fees; facilities, equipment and maintenance costs; and travel and various other administrative costs. The above costs are incurred in the course of furthering the business prospects of the Company and relate to activities such as: implementing strategic business growth opportunities; corporate governance; risk management; treasury; investor relations and shareholder services; regulatory compliance; and stock transfer agent costs.

The total assets for of each respective operating segment have been reported as the Identifiable Assets for that segment, including inter-segment intercompany receivables, payables and investments in other CIRCOR companies. Identifiable assets reported in Corporate Adjustments includes both corporate assets, such as cash, deferred taxes, prepaid and other assets, fixed assets, plus the elimination of all inter-segment intercompany assets. The elimination of intercompany assets results in negative amounts reported in Corporate Adjustments for Identifiable Assets for the years ended December 31, 2007 and 2006. Corporate Identifiable Assets after elimination of intercompany assets were $9.2 million, $7.2 million, and $24.0 million for the periods ended December 31, 2007, 2006 and 2005, respectively.

All intercompany transactions have been eliminated, and inter-segment revenues are not significant. The following tables present net revenue and long-lived assets by geographic area. The net revenue amounts are based on shipments to each of the respective areas.

	Year Ended December 31,		
Net revenues by geographic area (In thousands)	2007	2006	2005
United States	$358,066	$311,056	$238,537
United Kingdom	46,659	41,071	16,122
Germany	38,339	28,240	22,463
Canada	31,492	32,102	28,451
Netherlands	23,652	19,087	24,184
France	19,169	23,357	14,327
Other	148,363	136,798	106,447
Total net revenues	$665,740	$591,711	$450,531

Long-lived assets by geographic area (In thousands)	December 31, 2007	December 31, 2006
United States	$ 59,471	$ 60,095
United Kingdom	31,728	33,065
China	10,726	10,188
Germany	10,415	9,453
France	9,234	8,276
Netherlands	3,761	3,434
Italy	4,279	3,267
Canada	223	487
Total long-lived assets	$129,838	$128,265

During February 2006 we acquired Hale Hamilton and Sagebrush. During December 2006 we sold SART. During July 2007 we acquired SEI.

(18) Quarterly Financial Information (Unaudited, in thousands, except per share information)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2007				
Net revenues	$161,263	$165,937	$164,017	$174,523
Gross profit	44,792	49,821	47,552	53,202
Net income	7,407	10,018	10,365	10,121
Earnings per common share:				
Basic	$ 0.46	$ 0.61	$ 0.63	$ 0.61
Diluted	0.45	0.60	0.62	0.60
Dividends per common share	$ 0.0375	$ 0.0375	$ 0.0375	$ 0.0375
Stock Price range:				
High	$ 37.49	$ 41.60	$ 47.56	$ 50.38
Low	32.78	34.68	37.24	39.34
Year ended December 31, 2006				
Net revenues	$127,295	$144,389	$150,412	$169,615
Gross profit	38,338	42,121	43,478	48,971
Net income	5,164	6,458	7,323	10,383
Earnings per common share:				
Basic	$ 0.33	$ 0.40	$ 0.46	$ 0.65
Diluted	0.32	0.40	0.45	0.63
Dividends per common share	$ 0.0375	$ 0.0375	$ 0.0375	$ 0.0375
Stock Price range:				
High	$ 29.50	$ 32.00	$ 31.90	$ 38.34
Low	25.34	26.90	26.82	29.85

(19) Capital Structure

We have adopted a shareholder rights plan providing for the issuance of rights that will cause substantial dilution to a person or group of persons that acquires 15% (or with respect to passive investors 20%) or more of our shares of common stock, unless the rights are redeemed. These rights allow shareholders of our common stock to purchase a unit consisting of one ten thousandth of a share of our series A junior participating cumulative preferred stock, par value $0.01 per share, at a cash exercise price per unit of $48.00, subject to adjustments.

Schedule II — Valuation and Qualifying Accounts
CIRCOR INTERNATIONAL, INC.

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions (1)	Balance at End of Period
		(In thousands)			
Year ended					
December 31, 2007					
Deducted from asset account:					
Allowance for doubtful accounts ...	$2,523	$237	$ 142	$751	$2,151
Year ended					
December 31, 2006					
Deducted from asset account:					
Allowance for doubtful accounts ...	$1,943	$973	$ 191(2)	$584	$2,523
Year ended					
December 31, 2005					
Deducted from asset account:					
Allowance for doubtful accounts ...	$2,549	$388	$(321)(3)	$673	$1,943

(1) Uncollectible accounts written off, net of recoveries.

(2) Includes $130 and $6 thousand acquired in connection with the acquisitions of Hale Hamilton and Sagebrush, respectively.

(3) Includes $(296) thousand acquired in connection with the acquisition of Mallard in 2004.

CIRCOR International, Inc.

25 Corporate Drive, Suite 130
Burlington, MA 01803
(781) 270-1200

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on Wednesday, April 30, 2008

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Annual Meeting") of Stockholders of CIRCOR International, Inc. (the "Company") will be held on Wednesday, April 30, 2008, at 1:00 p.m. Central Daylight Savings Time (2:00 p.m., Eastern Daylight Savings time), at the offices of the Company's subsidiary, Circor Energy Products, Inc.,1500 South East 89th Street, Oklahoma City, Oklahoma. The Annual Meeting is being called for the purpose of considering and voting upon:

1. The election of three Class III Directors for a term of three years each;
2. Ratification of the selection by the Audit Committee of the Company's Board of Directors of Grant Thornton LLP as the Company's independent auditors for the fiscal year ending December 31, 2008; and
3. Such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 12, 2008 as the record date for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. Only holders of record of the Company's common stock, par value $.01 per share, at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

In the event there are not sufficient shares to be voted in favor of any of the foregoing proposals at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies.

Directions to the offices of Circor Energy Products, Inc. are included on the outside back cover of this Proxy Statement.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOUR PROXY IS REVOCABLE UP TO THE TIME IT IS VOTED, AND, IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

By Order of the Board of Directors

Alan J. Glass
Secretary

Burlington, Massachusetts
March 26, 2008

CIRCOR International, Inc.

25 Corporate Drive, Suite 130
Burlington, MA 01803

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

To Be Held on Wednesday, April 30, 2008

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of CIRCOR International, Inc. (the "Company") for use at the Annual Meeting of Stockholders of the Company to be held on Wednesday, April 30, 2008, at 1:00 p.m. Central Daylight Savings Time (2:00 p.m., Eastern Daylight Savings Time), and any adjournments or postponements thereof (the "Annual Meeting"). The Annual Meeting will be held at the offices of the Company's subsidiary, Circor Energy Products, Inc., 1500 South East 89th Street, Oklahoma City, Oklahoma.

At the Annual Meeting, the stockholders of the Company will be asked to consider and vote upon the following matters:

1. The election of three Class III Directors for a three-year term each, such term to continue until the Annual Meeting of Stockholders in 2011 and until each such Director's successor is duly elected and qualified;
2. Ratification of the selection by the Audit Committee of the Company's Board of Directors of Grant Thornton LLP as the Company's independent auditors for the fiscal year ending December 31, 2008; and
3. Such other business as may properly come before the meeting and any adjournments or postponements thereof.

The Notice of Annual Meeting, Proxy Statement and Proxy Card are first being mailed to stockholders of the Company on or about March 26, 2008 in connection with the solicitation of proxies for the Annual Meeting. The Board of Directors has fixed the close of business on March 12, 2008 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting (the "Record Date"). Only holders of record of the Company's common stock, par value $.01 per share (the "Common Stock"), at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, there were 16,691,978 shares of Common Stock outstanding and entitled to vote at the Annual Meeting and approximately 95 stockholders of record. Each holder of a share of Common Stock outstanding as of the close of business on the Record Date will be entitled to one vote for each share held of record with respect to each matter submitted at the Annual Meeting.

The presence, in person or by proxy, of holders of at least a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. A quorum being present, the affirmative vote of a plurality of the votes cast is necessary to elect each nominee as a Class III Director of the Company and a majority of the votes cast is necessary to ratify the selection of Grant Thornton LLP as the Company's independent auditors for the fiscal year ending December 31, 2008.

Shares that reflect abstentions or "broker non-votes" (i.e., shares represented at the meeting held by brokers or nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote such shares and with respect to which the broker or nominee does not have discretionary voting power to vote such shares) will be counted for purposes of determining whether a quorum is present for the transaction of business at the Annual Meeting. With respect to the election of the Directors, votes may be cast for or withheld from the nominee. Votes cast for the nominee will count as "yes" votes; votes that are withheld from the nominee will not be voted with respect to the election of the nominee although they will be counted when determining whether there is a quorum. Broker non-votes will have no effect on the outcome of a particular proposal.

Stockholders of the Company are requested to complete, date, sign and return the accompanying Proxy Card in the enclosed envelope. Common Stock represented by properly executed proxies received by the Company and not revoked will be voted at the Annual Meeting in accordance with the instructions contained therein. If instructions are not given therein, properly executed proxies will be voted "FOR" the election of the nominees for Director listed in this Proxy Statement and "FOR" ratification of the selection of Grant Thornton LLP as the Company's independent auditors for the 2008 fiscal year. It is not anticipated that any matters other than the election of three Class III Directors and ratification of the selection of Grant Thornton LLP as the Company's independent auditors for the 2008 fiscal year will be presented at the Annual Meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

Any properly completed proxy may be revoked at any time before it is voted on any matter (without, however, affecting any vote taken prior to such revocation) by giving written notice of such revocation to the Secretary or Assistant Secretary of the Company, or by signing and duly delivering a proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

The Annual Report to stockholders of the Company, which includes a letter to stockholders from our Chief Executive and Chief Financial Officers, together with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 ("Fiscal 2007"), is being mailed to stockholders of the Company concurrently with this Proxy Statement. Except where otherwise incorporated by reference, the Annual Report is not a part of the proxy solicitation material.

CORPORATE GOVERNANCE

Independence of Directors

The Company's Board of Directors has affirmatively determined that each Director, other than David A. Bloss, Sr., our recently retired Chief Executive Officer, and A. William Higgins, our newly appointed Chief Executive Officer, is independent of the Company. In evaluating the independence of each Director, the Board applied the standards and guidelines set forth in the applicable New York Stock Exchange ("NYSE") regulations in determining that each non-management Director has no material relationship with the Company, either directly or as a partner, shareholder or affiliate of an organization that has a relationship with the Company. The bases for the Board's determination include, but are not limited to, the following:

- Other than Mr. Higgins, no Director is an employee of the Company or its subsidiaries or affiliates.
- No Director has an immediate family member who is an officer of the Company or its subsidiaries or has any other current or past material relationship with the Company.
- Other than Mssrs. Bloss and Higgins, no Director receives, or in the past three years, has received any compensation from the Company other than compensation for services as a Director.
- No Director has a family member who has received any compensation during the past three years from the Company.

- No Director, during the past three years, has been affiliated with, or had an immediate family member who has been affiliated with a present or former internal or external auditor of the Company.
- No executive officer of the Company serves on the compensation committee or the board of directors of any corporation that employs a Director or a member of any Director's immediate family.
- No Director is an officer or employee (or has an immediate family member who is an officer or employee) of an organization that sells products and services to, or receives products and services from the Company in excess of the greater of $1 million or 2% of such organization's consolidated gross revenues in any fiscal year.

In making its determination, the Board also considered the fact that one of our Directors, David F. Dietz, is a partner in Goodwin Procter LLP ("Goodwin Procter"), a law firm that provides legal services to the Company. After considering the insignificant fees paid by the Company to Goodwin Procter in proportion to Goodwin Procter's overall revenues (less than one percent), as well as considering both the independent judgment that Mr. Dietz has exhibited during his eight and one-half year tenure as a Director and his ability to maintain such independent judgment, the Board determined that the relationship between Goodwin Procter and the Company does not result in Mr. Dietz having a material relationship with the Company and does not compromise his independence.

Principles of Corporate Governance

The Board's Nominating and Corporate Governance Committee has developed, and the full Board of Directors has adopted, a set of Principles of Corporate Governance. The Principles of Corporate Governance are available on the Company's website at www.circor.com under the Investors/Corporate Governance sub link, and a hardcopy will be provided by the Company free of charge to any shareholder who requests it by writing to the Company's Secretary at the Company's corporate headquarters.

Code of Conduct and Business Ethics/Compliance Training/Reporting of Concerns

The Company has implemented and regularly monitors compliance with a comprehensive Code of Conduct and Business Ethics which applies uniformly to all directors, executive officers and employees. Among other things, the Code of Conduct and Business Ethics addresses such issues as conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with applicable law (including insider trading laws), and reporting of illegal or unethical behavior. The Code of Conduct and Business Ethics is available on the Company's website at www.circor.com under the Investors/ Corporate Governance sub link, and a hardcopy will be provided by the Company free of charge to any shareholder who requests it by writing to the Company's Secretary at the Company's corporate headquarters.

In order to enhance understanding of and compliance with the Code of Conduct and Business Ethics, the Company (through a third-party provider) also maintains an on-line training program pursuant to which all directors and officers, and most managerial level employees, must take a series of courses designed to demonstrate the ways in which certain activities might run afoul of the Code of Conduct and Business Ethics. In addition, although all employees are encouraged to personally report any ethical concerns without fear of retribution, the Company, through a third-party provider, maintains the CIRCOR International Help Line, a toll-free "hotline" through which employees may report concerns confidentially and anonymously. In addition to facilitating communication of ethical concerns, the Help Line serves as the vehicle through which employees may communicate with the Audit Committee of the Board of Directors confidentially and anonymously regarding any accounting or auditing concerns. Finally, employees also have the option of communicating any concerns via email to a designated email address that is regularly checked by the Company's chief legal and compliance officer.

Meetings of and Communications with the Non-Management Directors

The Board has determined that its non-management members will meet a minimum of two times per year to discuss any issues that might more properly be raised outside of the presence of management and has appointed David F. Dietz as Lead Director to facilitate these meetings. The Board also has established a process through which interested parties, including stockholders, may communicate directly with Mr. Dietz. In particular, confidential communications may be sent directly to Mr. Dietz at the following address: P.O. Box 146699, Boston, Massachusetts 02114.

Nomination of Directors/Director Presence at Annual Meetings

General Criteria

The Nominating and Corporate Governance Committee recognizes that the challenges and needs of the Company will vary over time and, accordingly, believes that the selection of director nominees should be based on skill sets most pertinent to the issues facing or likely to face the Company at the time of nomination. Accordingly, the Nominating and Corporate Governance Committee does not believe it is in the best interests of the Company to establish rigid criteria for the selection of nominees to the Board. Generally speaking, however, the Nominating and Corporate Governance Committee believes that the Company will benefit from a diversity of background and experience on the Board and, therefore, will consider and seek nominees who, in addition to general management experience and business knowledge, possess, among other attributes, an expertise in one or more of the following areas: finance, manufacturing technology, international business, investment banking, business law, corporate governance, risk assessment, business strategy, organizational development and investor relations. In addition, there are certain general attributes that the Nominating and Corporate Governance Committee believes all director candidates must possess including:

- A commitment to ethics and integrity;
- A commitment to personal and organizational accountability;
- A history of achievement that reflects superior standards for themselves and others; and
- A willingness to express alternate points of view while, at the same time, being respectful of the opinions of others and working collaboratively with colleagues.

As noted in the Principles of Corporate Governance, a majority of directors must be independent. The Nominating and Corporate Governance Committee, however, also believes that, absent special circumstances, all directors other than the Chief Executive Officer should be independent. The Board of Directors determined that the transition of the office of Chief Executive Officer from Mr. Bloss to Mr. Higgins, effective March 1, 2008, warranted Mr. Bloss remaining as our Chairman through a transition period.

Shareholder Nominations

The Nominating and Corporate Governance Committee will consider nominations submitted by shareholders, provided that such nominations are submitted to the Company not less than 120 calendar days prior to the first anniversary date on which the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting. To submit any such nomination, a shareholder must deliver notice of such nomination to the Secretary of the Company at the Company's principal executive offices. Therefore, in order to be considered by the Nominating and Corporate Governance Committee for nomination and inclusion in the Company's proxy statement for its annual meeting to be held in 2009, shareholder recommendations for director must be received by CIRCOR's Secretary prior to November 26, 2008 Any such notice also must include (i) the name and address of record of the shareholder; (ii) a representation that the shareholder is a record holder of the Company's Common Stock, or if the shareholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Act of 1934; (iii) the name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed director candidate; (iv) a description of the qualifications of the proposed director candidate which address the general criteria for directors as expressed in the Company's most recent proxy statement; (v) a description of all arrangements or understandings between the shareholder and the proposed director candidate; and (vi) the consent of the proposed director candidate to be named in the proxy statement and to serve as a director if elected at such meeting. Shareholders must also submit any other information regarding the proposed candidate that is required to be included in a proxy statement filed pursuant to the rules of the SEC. Nominations that meet the criteria described above will be forwarded to the Chairman of the Nominating and Corporate Governance Committee for further review and consideration by such committee.

Evaluation of Candidates

In evaluating candidates for director, the Nominating and Corporate Governance Committee applies the skills, experience, qualifications and demeanor of the individual against the general criteria set forth above, including the particular needs of and issues facing the Company at the time. In addition, with regard to current Directors, the Nominating and Corporate Governance Committee takes into consideration such individuals' performance as a Director. The Nominating and Corporate Governance Committee intends to evaluate any shareholder candidates in the same manner as candidates from all other sources.

Director Attendance at Annual Meetings

To date, our Board has not adopted a formal policy regarding director attendance at annual meetings. However, the Board typically schedules a Board meeting either on or the day before the date of the annual meeting, and our Directors, therefore, are encouraged to and typically do attend the annual meeting. At our last annual meeting, which was held on May 2, 2007, all of our Directors were in attendance. We anticipate that all of our Directors will be in attendance at the April 30, 2008 Annual Meeting.

Our Board and Committee Structure

The Board

Our Board of Directors currently consists of eight members who are divided into three classes, with three Directors in Class I, two Directors in Class II and three Directors in Class III.[1] Directors serve for staggered three-year terms with one class of Directors being elected by the Company's stockholders at each annual meeting. Our Board maintains three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.

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[1] Prior to October 31, 2007, our Board of Directors consisted of six members. However, effective October 31, 2007, our Board voted to increase the number of directors to seven and appoint C. William Zadel as a director. Effective February 20, 2008, our Board voted to increase the number of directors to eight and appoint A. Williams Higgins as a director in connection with Mr. Higgins' becoming our newly elected Chief Executive Officer.

The table below sets forth the name, age, director class and committee membership for each of our directors as of March 12, 2008:

Director	Age	Director Class	Audit Committee	Compensation Committee	Nom/Corporate Governance Committee	Non-Mgmt Directors
David A. Bloss, Sr.	57	III				
C. William Zadel	64	III	O	O		O
A. William Higgins	49	III				
Jerome D. Brady	64	II		+	O	O
Dewain K. Cross	70	II	+		O	O
David F. Dietz	58	I			O	+
Douglas M. Hayes	64	I	O	O	+	O
Thomas E. Naugle	69	I	O	O	O	O

+ Chairman of Committee
O Committee Member

Director Class Term Expires at annual meeting: I = 2009
II = 2010
III = 2011

David A. Bloss, Sr. Mr. Bloss was employed as our Chairman and Chief Executive Officer since our inception in July 1999 until his retirement effective March 1, 2008 and also served as our President until November 2006. In addition, from June 1993 until our October 1999 spin-off from Watts Water Technologies, Inc. ("Watts"), Mr. Bloss was employed by Watts, first as Executive Vice President and then as President and Chief Operating Officer. Prior to joining Watts, Mr. Bloss was associated for five years with the Norton Company, a manufacturer of abrasives and cutting tools, serving as President of the Superabrasives Division.

Jerome D. Brady. Mr. Brady has served as a member of the Company's Board of Directors since April 2003. Prior to retiring in 2000, Mr. Brady served as the President and Chief Executive Officer of C&K Components, Inc., a manufacturer of electronic components located in Watertown, Massachusetts. He also previously served as Chairman, President and Chief Executive Officer of AM International, Inc., a global manufacturer of printing equipment, headquartered in Rosemont, Illinois. Mr. Brady is also a director of Franklin Electric Company, Inc.

Dewain K. Cross. Mr. Cross has served as a member of the Company's Board of Directors since its inception in July 1999. Mr. Cross retired from Cooper Industries, Inc. in 1995 after serving fifteen years as Cooper Industries' Senior Vice President, Finance and eight years prior to that as Vice President, Finance. Mr. Cross began his career with Cooper Industries in 1966 and held various accounting, taxation and treasury positions until he was named Vice President, Finance in 1972. Mr. Cross is also a director of Magnetek, Inc.

David F. Dietz. Mr. Dietz has served as a member of the Company's Board of Directors since its inception in July 1999. Mr. Dietz or his professional corporation has been a partner of the law firm of Goodwin Procter since 1984. Mr. Dietz is also a director of the Andover Companies, a property and casualty insurance company, and High Liner Foods (USA), Inc., a frozen food company.

Douglas M. Hayes. Mr. Hayes has served as a member of the Company's Board of Directors since October 2002. Since 1997, Mr. Hayes has been the President of Hayes Capital Corporation, a private investment firm, and from 1997 through 2001, he also served as Chairman of Compass Aerospace Corporation, an aerospace parts manufacturer. From 1986 through 1997, Mr. Hayes was a Managing Director of the investment firm Donaldson, Lufkin & Jenrette. Mr. Hayes currently is a member of the board of directors of Reliance Steel and Aluminum Co. and also is a former director of Sands Regency, Inc.

A. William Higgins. Mr. Higgins has served as a member of the Company's Board of Directors since March 2008. Mr. Higgins has been employed as our Chief Executive Officer since March 1, 2008 and joined us as Executive Vice President and Chief Operating Officer in January 2005 and was elevated to the position of President and Chief Operating Officer in November 2006. Prior to joining us, Mr. Higgins spent thirteen years in a variety of senior management positions with Honeywell International and AlliedSignal, most recently serving as Vice President and General Manager, Americas for the Honeywell Building Solutions Business, and prior to that, as Vice President and General Manager of the AlliedSignal Grimes Aerospace Business, General Manager of the AlliedSignal Aerospace Services Anniston Repair and Overhaul Business, and Director of East Asia Business Development for the Electronic Materials Business unit.

Thomas E. Naugle. Mr. Naugle has served as a member of the Company's Board of Directors since October 2002. Mr. Naugle has been the President of Naugle & Company, a private investment and management firm, since August 1982. From 1984 until 1999, Mr. Naugle also served as the Chairman and Chief Executive Officer of Barrett Trailers, Inc., a manufacturer of semi-trailers, and from 1986 through 1996, he was the Chairman and Chief Executive Officer of Tulsa Winch, Inc. From 1967 through 1980, Mr. Naugle held a series of senior management positions at Cooper Industries, Inc. Mr. Naugle currently serves as a director of the Tulsa Boys' Home and previously served as a director or AAON, Inc.

C. William Zadel. Mr.Zadel has served as a member of the Company's Board of Directors since October of 2007. In December of 2004, Mr. Zadel retired from Mykrolis Corp. From August of 2001 until December of 2004, Mr. Zadel was Chairman and Chief Executive Officer of Mykrolis Corp., a multinational company focused on developing, manufacturing and marketing technically advanced filtration, purification and control products for the global semiconductor industry. Mykrolis was the former microelectronics division of Millipore Corporation. Before becoming CEO of Mykrolis at its separation from Millipore in August, 2001, Mr. Zadel was Chairman and Chief Executive Officer of Millipore since April of 1996. Mr. Zadel also serves as a director of Kulicke & Soffa Industries, Inc., and Matritech, Inc.

Committees

Audit Committee. The Audit Committee, which consists of Messrs. Cross, Hayes, Naugle and Zadel, is directly responsible for overseeing the integrity of the Company's financial statements and for the appointment, compensation, retention and oversight of the work of the firm of independent auditors that audits the Company's financial statements and performs services related to the audit. Among other responsibilities, the Audit Committee also reviews the scope and results of the audit with the independent auditors, reviews with management and the independent auditors the Company's annual and quarterly operating results, considers the adequacy of the Company's internal accounting procedures and controls, and considers the effect of such procedures on the auditors' independence. The Audit Committee also is responsible for overseeing the Company's internal audit function and for overseeing the Company's compliance with legal and regulatory requirements. In accordance with the requirements of the NYSE, the Audit Committee operates in accordance with a Charter which is available on the Company's website at www.circor.com under the Investors/Corporate Governance sub link; the Company also will provide a hardcopy of the Audit Committee Charter to shareholders free of charge upon written request to the Company's Secretary at the Company's corporate headquarters. Each member of the Audit Committee is "independent" as that term is defined in both the applicable listing standards of the NYSE and the rules of the SEC. Each member also meets the financial literacy requirements of the NYSE, and, in addition, the Board has determined that at least one of the Committee's members, Mr. Cross, is an "audit committee financial expert" under the disclosure standards adopted by the SEC.

Compensation Committee. The Compensation Committee, which consists of Messrs. Brady, Hayes, Naugle and Zadel (all of whom have been affirmatively determined by the full Board to be independent directors), reviews and recommends the compensation arrangements for the Company's Chief Executive Officer and for all other officers and senior level employees, reviews general compensation levels for other employees as a group, determines the awards to be granted to eligible persons under the Company's Amended and Restated 1999 Stock Option and Incentive Plan and takes such other action as may be required in connection with the Company's compensation and incentive plans. The Compensation Committee operates in accordance with a

Charter which is available on the Company's website at www.circor.com under the Investors/Corporate Governance sub link; the Company also will provide a hardcopy of the Compensation Committee Charter to shareholders free of charge upon written request to the Company's Secretary at the Company's corporate headquarters.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee, which consists of Messrs. Hayes, Brady, Cross, Dietz and Naugle (all of whom have been affirmatively determined by the full Board to be independent directors), is responsible for establishing criteria for selection of new directors, identifying individuals qualified to become directors, and recommending candidates to the Board for nomination as directors. In addition, the Nominating and Corporate Governance Committee is responsible for recommending to the Board a set of corporate governance principles applicable to the Company, overseeing the evaluation of the Board and management, recommending to the Board appropriate levels of director compensation and (together with the Audit Committee) monitoring compliance with the Company's Code of Conduct and Business Ethics. The Nominating and Corporate Governance Committee operates in accordance with a Charter which is available on the Company's website at www.circor.com under the Investors/ Corporate Governance sub link; the Company also will provide a hardcopy of the Nominating and Corporate Governance Charter to shareholders free of charge upon written request to the Company's Secretary at the Company's corporate headquarters.

Board and Committee Meetings

The following table sets forth the number of meetings held during Fiscal 2007 by the Board and by each committee. Each of the Directors attended at least 75% of the total number of meetings of the Board and of the committees of which he was a member during the time each such individual was a member of the Board.

	Number of Meetings Held
Board of Directors	6
Audit Committee	7
Compensation Committee	5
Nominating and Corporate Governance Committee	2

PROPOSAL 1
ELECTION OF DIRECTORS

At the Annual Meeting, three Class III Directors will be elected to serve until the annual meeting of Stockholders in 2011 and until each such Director's successor is duly elected and qualified. The Nominating and Corporate Governance Committee of the Board of Directors has recommended, and the full Board of Directors has nominated David A. Bloss, Sr., C. William Zadel and A. William Higgins, the current Class III Directors, for re-election. Unless otherwise specified in the proxy, it is the intention of the persons named in the proxy to vote the shares represented by each properly executed proxy for the election of David A. Bloss, Sr., C. William Zadel and A. William Higgins as Directors. Messrs. Bloss, Zadel and Higgins have each agreed to stand for re-election and to serve, if re-elected, as Directors. However, if any of the persons nominated by the Board of Directors fails to stand for election or is unable to accept election, the proxies will be voted for the election of such other person as the Board of Directors may recommend.

Vote Required For Approval

A quorum being present, the affirmative vote of a plurality of the votes cast is necessary to elect each nominee as a Director of the Company.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES OF THE BOARD OF DIRECTORS AS DIRECTORS OF THE COMPANY.

MANAGEMENT

Executive Officers and Key Employees

Our executive officers and key employees, and their respective ages and positions as of March 12, 2008, are as follows:

Name	Age	Position
A. William Higgins	49	President and Chief Executive Officer
Frederic M. Burditt	57	Vice President, Chief Financial Officer and Treasurer
Richard A. Broughton	41	Vice President, Chief Information Officer
John F. Kober, III	38	Vice President, Corporate Controller and Assistant Secretary
Alan J. Glass	44	Vice President, General Counsel and Secretary
Susan M. McCuaig	50	Vice President, Human Resources
Christopher R. Celtruda	39	Vice President and General Manager, Circor Aerospace Products
John W. Cope	58	Group Vice President, Thermal Fluid Controls
Paul M. Coppinger	46	Group Vice President, Circor Energy Products
Wayne F. Robbins	56	Vice President and General Manager, Circor Instrumentation Technologies

A. William Higgins. Mr. Higgins has served as our Chief Executive Officer since March 1, 2008. Mr. Higgins joined us as Executive Vice President and Chief Operating Officer in January 2005 and was elevated to the position of President and Chief Operating Officer in November 2006. Prior to joining us, Mr. Higgins spent thirteen years in a variety of senior management positions with Honeywell International and AlliedSignal, most recently serving as Vice President and General Manager, Americas for the Honeywell Building Solutions Business, and prior to that, as Vice President and General Manager of the AlliedSignal Grimes Aerospace Business, General Manager of the AlliedSignal Aerospace Services Anniston Repair and Overhaul Business, and Director of East Asia Business Development for the Electronic Materials Business unit.

Frederic M. Burditt. Mr. Burditt joined us as Vice President, Chief Financial Officer and Treasurer in February 2008. For the past seven years, Mr. Burditt has served as Chief Financial Officer of Danaher Tool

Group, a large division of Danaher Corporation, a diversified manufacturer known for its world-class implementation of lean operating principles. Prior to joining Danaher in 2001, Mr. Burditt had served as Chief Financial Officer of MedSource Technologies, Inc., a contract medical device manufacturing and engineering services provider, and prior to that, he spent eighteen years in positions of increasing responsibility with The Stanley Works, including financial responsibility for a $2.5 billion manufacturing organization operating in 30 countries.

Richard A. Broughton. Mr. Broughton joined us in December 2006 as Vice President and Chief Information Officer. From June 2004 to December 2006, Mr. Broughton served as the Director, IT Strategy and Vice President, Information Technology for Dunkin' Brands, Inc. and from January 1997 until June 2004, he served as Chief Information Officer at Computerworld, Inc.

John F. Kober, III. Mr. Kober has served as our Vice President, Corporate Controller and Assistant Secretary since February 2006, as Vice President and Corporate Controller from September 2005 until February 2006, and as Assistant Corporate Controller since joining the Company in April, 2004 until September 2005. From November 2002 until April 2004, Mr. Kober was Director of Corporate Accounting at Manufacturers' Services Limited, a global electronics manufacturer, where he had responsibility for the company's internal and external accounting functions. Prior to joining Manufacturers' Services Limited he worked as a Manager for the public accounting firm of PricewaterhouseCoopers where he focused on managing accounting due diligence engagements for various public and private company clients.

Alan J. Glass. Mr. Glass has served as Vice President, General Counsel and Secretary since February 2006, as General Counsel and Assistant Secretary from February 2003 until February 2006, and as Corporate Counsel and Assistant Secretary from February 2000 until February 2003. Mr. Glass served as Corporate Counsel and Assistant Secretary of Wyman-Gordon Company, an aerospace manufacturer, from June 1996 to February 2000. Prior to that time, he spent seven years in private practice as a general corporate attorney.

Susan M. McCuaig. Ms. McCuaig has served as our Vice President, Human Resources since joining the Company in May 2005. Previous to that, from December 2003 until May 2005, Ms. McCuaig served as Assistant Vice President Human Resources for State Street Corporation where she supported State Street's Wealth Managers Services and Securities Finance divisions. From February 2003 through December 2003, she was a human resources advisor to Radius Capital Partners, LLC, a buyout firm engaged in strategic mergers and acquisitions in the telecommunications, technology and financial services industries. From November 2001 through February 2003, she served as Vice President of Human Resources for Color Kinetics Incorporated, a full spectrum digital lighting company. From February 2001 through November 2001, she was a partner in Website000 LLC, a business specializing in strategic and organizational development of start-up and emerging growth companies and, prior to that, served as Vice President of Human Resources and Investor Relations for Send.com.

Christopher R. Celtruda. Mr. Celtruda, who joined us in June 2006 as Group Vice President—Circor Aerospace Products, has over eighteen years of experience in the aerospace and fluid power industries including eleven years with Honeywell and Allied Signal. From October 2004 until June 2006, he served as Group Vice President and Director of the $600 million Integrated Supply Chain for Honeywell Aerospace Mechanical Components. Prior to that, from October 2001 until October 2004, he served as General Manager of Operations for a $250 million Engine Systems and Accessories business unit of Honeywell. Mr. Celtruda began his career with General Dynamics and is a Six Sigma Black Belt.

John W. Cope. Mr. Cope has served as our Group Vice President—Thermal Fluid Controls since joining the Company in August 2005. Prior to joining us, Mr. Cope spent five years with Honeywell as Vice President of Integrated Supply Chain where he was responsible for a $300 million business unit with six manufacturing facilities. Previous to that, Mr. Cope spent fourteen years with Honda of America, serving in positions of increasing managerial responsibility in the areas of purchasing and operations.

Paul M. Coppinger. Mr. Coppinger joined us in July 2001 as Group Vice President—Circor Energy Products (f/k/a Petrochemical Products). From October 1999 until July 2001, Mr. Coppinger was an owner and President of Copprex, Inc., a manufacturer of commercial appliances. Prior to that, he spent thirteen years with Baker Hughes, most recently serving as Vice President Sales & Marketing of EIMCO, its $200-million process equipment division. While at Baker Hughes, Mr. Coppinger had significant international experience, spending five years in Singapore and Indonesia in support of the Pacific Rim activities of the Baker Tools division.

Wayne F. Robbins. Mr. Robbins, who joined us as Group Vice President—Circor Instrumentation Technologies in March 2006, has over twenty-nine years of experience in the fluid controls industry. From March 2002 through June 2005, Mr. Robbins was employed by Precision Castparts Corp. ("PCC") where he served as President of PCC's $350-million Flow Technologies Division until PCC sold the various companies comprising this division in 2005. From March 1994 until September 2001, he worked for DeZurik, Inc., a $180-million manufacturer of industrial valves, actuators and instruments, serving first as Vice President Marketing/Research & Development and then as President. Prior to DeZurik, Mr. Robbins spent fifteen years in progressively more senior management positions with Fisher Controls including six years in overseas assignments.

Certain Relationships and Related Person Transactions

Review and Approval of Related Person Transactions

The Company's Code of Conduct and Business Ethics includes our written policy that any transaction with our directors (or their immediate family members) be approved by our Nominating and Corporate Governance Committee and then by the remaining disinterested members of our Board of Directors, and be on terms no less favorable to us than we could obtain from non-affiliated parties.

Related Person Transactions

As noted above under "*Corporate Governance—Independence of Directors*," David F. Dietz is a Director of the Company and is also a partner in Goodwin Procter, a law firm that provides legal services to the Company. In 2007, the Company paid Goodwin Procter $212,637.83 in legal fees and disbursements. We engage Goodwin Procter, from time to time in the ordinary course of our business, on an arm's length basis. Under NYSE rules, the Board determines annually, based on all of the relevant facts and circumstances, whether each Director satisfies the criteria for independence and periodically evaluates related person transactions involving directors in connection with such process. In 2007, the relationship described above was reviewed, considered and approved in the course of the Board's annual review and determination of director independence, and after considering the insignificant fees paid by the Company to Goodwin Procter in proportion to Goodwin Procter's overall revenues (less than one percent), as well as considering both the independent judgment that Mr. Dietz has exhibited during his eight and one-half year tenure as a Director and his ability to maintain such independent judgment, the Board determined that the relationship between Goodwin Procter and the Company does not compromise Mr. Dietz's independence.

Other than as described above, during Fiscal 2007, the Company was not a party to any other transaction where the amount involved exceeds $120,000 and in which an executive officer, director, director nominee or 5% stockholder (or their immediate family members) had a material direct or indirect interest and no such person was indebted to the Company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Compensation Committee. In addition, none of our executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors. As we have noted above, Mr. Dietz is a partner of Goodwin Procter, a law firm which provides legal services to the Company. As also noted, our Board of Directors has affirmatively determined that this relationship does not compromise Mr. Dietz' independence.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The following Compensation Discussion and Analysis describes the material elements of compensation for the individuals who served as the Company's Chief Executive Officer and Chief Financial Officer during Fiscal 2007, as well as the other individuals included in the Summary Compensation Table on page 20 (such individuals are referred to herein as the "Named Executive Officers"). The Compensation Committee of the Board makes all decisions for the total direct compensation of the Named Executive Officers based on the factors described below and, for Named Executive Officers other than our Chief Executive Officer, our Chief Executive Officer's recommendations.

Compensation Philosophy and Objectives

We believe that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals that promote the profitable growth of the Company and improve stockholder value.

The Company's current executive compensation programs are intended to achieve two fundamental objectives: (1) attracting and retaining qualified executives by offering compensation and benefits (including retirement benefits) that are competitive with industry peers; and (2) motivating executives to achieve results that improve stockholder value by aligning executives' interests with the interests of our stockholders.

As described in more detail below, the material elements of our current executive compensation program for Named Executive Officers include a base salary, an annual bonus opportunity, a long-term incentive opportunity, retirement benefits, perquisites and other benefits, and severance protection for certain actual or constructive terminations of the Named Executive Officers' employment. We believe that each element of our executive compensation program helps us to achieve one or both of the compensation objectives noted above.

Setting Executive Compensation

To assist the Compensation Committee in assessing and determining competitive compensation packages structured based on the foregoing objectives, through the end 2005 we engaged CFS Consulting, Inc. ("CFS Consulting") as an independent compensation consultant to conduct reviews of our total compensation program for our Chief Executive Officer as well as for other key executives. Compensation decisions for the year ended December 31, 2007 were, in part, based on the reviews and information compiled by CFS Consulting. CFS Consulting reviewed and identified peer group companies, obtained and evaluated then current executive compensation data for these peer group companies, made recommendations regarding the base salary and bonus levels of named executive officers for 2006 in light of compensation data for our peer group companies and made recommendations concerning the appropriate level of long-term incentive compensation for our senior executive officers for 2006. Based on the recommendations of CFS Consulting, the Company selected as its peer companies for 2006, publicly-traded manufacturing companies that are reasonably similar to the Company in structure and complexity and which have total annual revenue under $1 billion (collectively, the "Compensation Peer Group").

We believe that the Compensation Peer Group provides relevant comparative compensation data for the Company. While we review the compensation data for our Compensation Peer Group in determining the compensation levels of Named Executive Officers, we do not set compensation levels by reference to any certain percentile or benchmark within the Compensation Peer Group. Rather, our goal is to provide each Named Executive Officer with a current executive compensation program that is market-derived and market-driven consistent with our compensation philosophies described above. Additionally, in establishing compensation for our Named Executive Officers in 2007 the Compensation Committee utilized industry group data furnished in the following report by the The Survey Group: Merit Increase Budget Structure Movement 2007 Projections (All Industries). The report data presented a range of compensation increases that the Compensation Committee used to assist it in making decisions on total direct compensation for our Named Executive Officers.

In 2006 we engaged Watson Wyatt Worldwide ("Watson Wyatt") to advise with respect to the implementation of a new long-term equity incentive program for 2007, certain revisions to our qualified noncontributory defined benefit pension plan for eligible salaried employees and to act as our independent compensation consultant for future years.

As a result of the compensation philosophies, described above, a significant percentage of total compensation is allocated to incentives. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviewed information provided by CFS Consulting to determine the appropriate level and mix of incentive compensation.

2007 Executive Compensation Components

For the fiscal year ended December 31, 2007, the principal components of compensation for Named Executive Officers were:

- base salary;
- performance-based annual incentive compensation;
- long-term equity incentive compensation;
- retirement and other benefits; and
- perquisites and other personal benefits.

Base Salary

The Company provides the Named Executive Officers and other employees with base salary to compensate them for services rendered during the fiscal year. In October of each year, the Compensation Committee generally reviews and establishes the base salaries for each Named Executive Officer for the ensuing fiscal year.

As part of our annual review process, in October 2006, the Compensation Committee reviewed the information compiled by CFS Consulting in connection with determinations of compensation for fiscal year 2006 and supplementally reviewed other current market data provided in the survey data from The Survey Group to set base salaries that were market-derived, market-driven, reflected general market increases across all industries as well as a Named Executive Officer's individual performance during the prior fiscal year, a subjective assessment of the nature of the position, the contribution and experience of the executive and our Chief Executive Officer's recommendations. Based on this review, the Compensation Committee determined that the appropriate base salary for each Named Executive Officer for 2007 was the amount reported for such officer in Column (c) of the Summary Compensation Table on page 20. The Compensation Committee determined that the elevation of Mr. Higgins to the position of President in November of 2006 warranted a comparatively larger increase in base salary for him in Fiscal 2007.

For the Chief Executive Officer, the Compensation Committee separately reviewed the chief executive officer compensation information compiled by CFS Consulting in connection with determinations of compensation for fiscal year 2006 and supplementally reviewed other current market data provided in the survey data from The Survey Group to set a base salary for our Chief Executive Officer that was market-derived, market-driven, reflected general market increases in chief executive compensation across all industries as well as our Chief Executive Officer's individual performance during the prior fiscal year, a subjective assessment of the nature of the position and the contribution and experience of our Chief Executive Officer. Based on this review, the Compensation Committee determined that the appropriate base salary for the Chief Executive Officer for 2007 was the amount reported for such officer in Column (c) of the Summary Compensation Table on page 20.

Performance-Based Annual Incentive Compensation

Consistent with the principle that our executives should be motivated to achieve results that improve stockholder value, we believe that an important portion of the overall cash compensation for executive officers should be contingent upon the successful achievement of certain annual corporate goals that we believe drive improvement in stockholder value. Our 2007 management bonus plan provided for a target cash bonus, achievement of which is dependent upon the attainment of certain performance goals. The actual target bonus for each executive officer is based on a percentage of the officer's base salary. Based on the recommendation of CFS Consulting made in connection with determinations of compensation for fiscal year 2006, the Compensation Committee set the target bonus awards for 2007 at the same levels as used for fiscal year 2006, specifically, at 75% of base salary for our Chief Executive Officer, 55% of base salary for our Chief Financial Officer, 60% of base salary for our Chief Operating Officer, 45% of base salary for our Group Vice President—Circor Energy Products and 40% of base salary for our Group Vice President—Circor Aerospace Products. Depending on the achievement of the predetermined goals, the annual bonus may be less than or greater than the target bonus. For example, a minimum, target, and maximum level of achievement are pre-determined by the Compensation Committee with respect to each goal with respective payouts of 0%, 100% and 200%. The maximum possible payout under the 2007 management bonus plan was 200% of the target bonus.

The targets are set at aggressive levels each year in order to motivate high business performance and require substantial effort and commitment by our executives to achieve results that would significantly contribute towards increasing stockholder value. At the same time, the targets are intended to represent achievable goals in order to keep management motivated. Generally these goals fell into one or more of the following three categories: (i) a corporate performance component (with specific factors including earnings per share, net sales, inventory turns, on-time delivery and acquisition achievements); and (ii) a business unit component (with specific factors including earnings, sales, on-time delivery and inventory turns). For Fiscal 2007, the following were the specific goals, weighing and degree of attainment, for the corporate performance component and business unit components, respectively, as approved by the Compensation Committee:

Target Performance Range

Company Goals	Weight	Threshold	Target	Maximum	Result	Payout Factor for Fiscal 2007
Earnings Per Share	50%	$ 1.68	$ 2.10	$ 2.52	$ 2.47	188.3%
Net Sales	20%	$589,108,596	$620,114,312	$651,120,028	$648,672,829	192.1%
Inventory Turns	10%, 15%(1)	3.38	3.38	3.72	2.80	0%
On-Time Delivery	10%(2)	85%	88%	95%	82%	0%
Acquisitions	20%, 10%, 15%(3)	(4)	(4)	(4)	(5)	100%

(1) Inventory turns was weighted at 10% for our Chief Executive Officer and Chief Operating Officer, and 15% for our Chief Financial Officer.

(2) On-time delivery was a measure for our Chief Operating Officer only.

(3) Acquisitions was weighted at 20% for our Chief Executive Officer, 10% for our Chief Operating Officer and 15% for our Chief Financial Officer.

(4) The Compensation Committee determined that the target goal and degree of attainment for the acquisition performance measure would be qualitative.
(5) Based on the qualitative nature of the acquisition performance measure and upon consideration of the Company's acquisition activity, the quality of analysis presented and demonstrated financial discipline related thereto, the Compensation Committee determined that the acquisition performance measure was met.

Target Performance Range

Circor Energy Products Group Goals(1)	Weight	Threshold	Target	Maximum	Result	Payout Factor for Fiscal 2007
Operating Earnings	50%	$ 32,399,822	$ 40,499,777	$ 48,599,732	$ 50,761,426	200%(2)
Net Sales	20%	$281,817,606	$296,650,112	$311,482,618	$312,138,395	200%(2)
Inventory Turns	20%	4.43	4.43	4.87	3.40	0%
On-Time Delivery	10%	85%	88%	95%	73%	0%

(1) The 2007 bonus opportunity for our for our Group Vice President—Circor Energy Products was based on attainment of goals with a weighted average of certain measures within his business unit component.
(2) Although the actual payout factor was 226.7%, this amount reflects that the maximum possible payout under the 2007 management bonus plan was 200% of the target bonus.
(2) Although the actual payout factor was 204.4%, this amount reflects that the maximum possible payout under the 2007 management bonus plan was 200% of the target bonus.

Target Performance Range

Circor Aerospace Products Group Goals(1)	Weight	Threshold	Target	Maximum	Result	Payout Factor for Fiscal 2007
Operating Earnings	50%	$ 8,110,697	$10,138,371	$12,166,045	$11,336,932	159.1%
Net Sales	20%	$77,636,850	$81,723,000	$85,809,150	$89,053,189	200%(2)
Inventory Turns	15%	4.09	4.09	4.50	4.17	118.7%
On-Time Delivery	15%	85%	88%	95%	77%	0%

(1) The 2007 bonus opportunity for our for our Group Vice President—Circor Aerospace Products was based on attainment of goals with a weighted average of certain measures within his business unit component.
(2) Although the actual payout factor was 279.4%, this amount reflects that the maximum possible payout under the 2007 management bonus plan was 200% of the target bonus.

The metrics and measures presented in the tables above were derived and evaluated using internal criteria which do not necessarily correlate with the Company's GAAP reported results.

Based on the Company's results for the fiscal year ended December 31, 2007, our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Group Vice President—Circor Energy Products and Group Vice President—Circor Aerospace Products earned 153%, 143%, 148%, 140% and 137.4% of their respective target bonuses and which amounts are reflected in Column (g) of the Summary Compensation Table on page 20.

In order to more closely align the interests of our executives with those of our stockholders, our executives are also eligible to participate in our Management Stock Purchase Plan ("MSPP"). Under the MSPP, which is a component plan of our Amended and Restated 1999 Stock Option and Incentive Plan, executives may make an advance election to receive restricted stock units ("RSUs") in lieu of a specified percentage or dollar amount of such executive's earned annual cash bonus. Such RSUs are issued on the basis of a 33% discount to the closing price of the Company's stock on the day the incentive bonuses are paid or otherwise would be paid and generally vest in whole after a three-year period, at which time they are converted into shares of our Common Stock unless the executive previously has elected a longer deferral period. Dividends equal to any dividends paid on shares of our Common Stock are accrued to the account of an RSU holder and are paid to the holder at the time such RSUs actually vest. Based on elections made prior to December 31, 2006, for the fiscal year ended December 31, 2007, our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Group Vice President—Circor Energy Products and Group Vice President—Circor Aerospace Products elected to defer 100%, 100%, 100%, 50% and 50% of their respective bonuses into RSUs.

Long-Term Equity Incentives

The Company's policy is that executives' long-term compensation should promote both the long-term retention of key executives as well as improvements to the value provided to stockholders by aligning executives' interests with the interests of our stockholders. The following is a summary of the Company's long-term equity incentive program in effect through 2006. The Company implemented a new long-term equity incentive program for 2007, as further described below.

Under the program in effect through 2006, based on the recommendation of CFS Consulting, the Company's prior independent compensation consultant, the Compensation Committee set the value to be awarded in 2006 based on 125% of base salary for the Chief Executive Officer, 100% of base salary for the Chief Operating Officer, 90% of base salary for the Chief Financial Officer, and 70% of base salary for certain Group Vice Presidents.

In consultation with Watson Wyatt, the Compensation Committee developed and approved a revision to our long-term equity incentive program beginning in 2007. To further promote the Company's goals of retaining key executives and motivating such executives to achieve results that improve stockholder value by more closely aligning the executives' interests with the interests of our stockholders, our revised long-term equity incentive program transitions, over a four-year period, from the Company's practice of grants of time-vested RSUs to grants of a mixture of time-vested RSUs and performance stock units ("PSUs"). PSU payouts will be in the form of our Common Stock but will be contingent on the Company's performance against a pre-set objective (currently anticipated to be a targeted return on invested capital ("ROIC") goal to be set by the Compensation Committee). It is expected that the attainment of the ROIC goal will result in 100% of the shares covered by the applicable PSU grant to be earned, and the Compensation Committee will determine the percentage of shares that will be earned at various achievement levels below or above the targeted ROIC. Any shares of our Common Stock earned pursuant to any PSU grant will be subject to ratable vesting over a four year period from the date of the PSU grant.

Under the initial phase-in period in 2007, our recently retired Chief Executive Officer received grants of RSUs equal to the same percentage of base salary received in 2006 as set forth above and our Named Executive Officers (other than the Chief Executive Officer) received grants of RSUs equal to two times the percentage of their respective base salary received in 2006 as set forth above. However, unlike the three-year vesting for RSUs granted in 2006, RSUs granted in February 2007 to our Named Executive Officers other than our recently retired Chief Executive Officer will vest ratably over a six-year period. The RSUs granted at that time to our recently retired Chief Executive Officer were to vest ratably over a four-year period;however, in connection with his March 1, 2008 retirement, the vesting of all of his outstanding equity awards was accelerated to the retirement date.

In light of applicable tax regulations and accounting principles and in order to provide equity-based awards to the Named Executive Officers that are competitive with our peer group companies, beginning in 2006 we chose to denominate 100% of the long-term incentive awards in the form of RSUs. The amount of RSUs awarded to each Named Executive Officer is determined by dividing the amount of such Named Executive Officer's long-term incentive award by the fair market value of the Company's Common Stock at the time of grant. Based on this calculation, in 2007 our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Group

Vice President—Circor Energy Products and Group Vice President—Circor Aerospace Products received 18,631, 13,414, 15,457, 8,463 and 8,269 RSUs respectively. These RSUs vest one-sixth per year over a six-year period with the recipient becoming entitled to one share of our Common Stock for each RSU upon vesting. At the time of the RSU grant, the recipient may elect to defer receipt of shares upon vesting until a later date. As with any RSUs granted in lieu of cash bonus compensation, cash dividends are credited to the RSU holder's account for each non-vested RSU and are paid in cash upon vesting, whether or not actual receipt of the shares has been deferred until a later date.

In connection with his elevation to the position of Chief Executive Officer, as of March 1, 2008, Mr. Higgins received 8,232 RSUs, which will vest one-fifth per year over a five year period. This RSU award was granted to Mr. Higgins to align the measure of his long term equity incentive compensation with his increased base salary and performance-based incentive compensation resulting from his elevation to the position of Chief Executive Officer. In addition, to compensate Mr. Higgins for his willingness to forfeit participation in the Company's supplemental executive retirement plan, it is expected that he will receive a RSU award with the number of units equal to $1,400,000 divided by the closing market price of the Company's stock on the award date. These RSUs will vest 15% immediately upon award with the remainder to vest in equal installments over a thirteen-year period from the date of the award. The above described RSU award to our newly elected Chief Executive Officer in lieu of participation in the supplemental executive retirement plan is discussed more fully in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2008 (the "February 26 Form 8-K"), however, such award has not yet been granted by the Company.

We do not expect that the Named Executive Officers (other than the Chief Executive Officer) will receive any grants of RSUs in 2008, but they will be eligible for awards of PSUs if the Company's actual ROIC achievement for 2008 exceeds a target to be set by the Compensation Committee. In 2009 we expect that for all Named Executive Officers, 75% of the long-term equity incentive awards will be granted in the form of RSUs and 25% will be granted in the form of PSUs. Both RSU and PSU grants made in 2009 would vest ratably over a four-year period. In 2010 we expect that for all Named Executive Officers, 50% of the long-term equity incentive awards will be granted in the form of RSUs and 50% will be granted in PSUs.

Stock Ownership Guidelines

To further align the interests of the directors and executive officers of the Company with the interests of the stockholders, the Company has adopted Stock Ownership Guidelines for Directors and Executive Officers. These guidelines, which were formally adopted by the Company's Board of Directors on February 21, 2006, establish an expectation that, within a five-year period, each director and executive officer shall achieve and maintain an equity interest in the Company at least equal to a specified multiple of such individual's annual base salary or director's fee. The applicable multiples are as follows:

Position	Target
Chief Executive Officer	5x annual base salary
Chief Operating Officer	3x annual base salary
Chief Financial Officer	3x annual base salary
Group and Corporate Vice Presidents	2x annual base salary
Non-employee Director	3x value of annual retainer

In calculating an individual's equity interest, credit is given for the value of actual shares of Common Stock owned beneficially, the after-tax value of all vested stock options and RSU awards, and the after-tax value of RSUs which the individual has received in lieu of either bonus compensation or annual director's retainer.

Retirement Benefits

Consistent with the Company's philosophy that compensation should promote the long-term retention of key executives and be competitive with industry peers, the Company has sponsored a qualified noncontributory defined benefit pension plan for eligible salaried employees (the "Retirement Plan") and a nonqualified noncontributory defined benefit supplemental plan for certain highly compensated employees (the "SERP"). The eligibility requirements of the Retirement Plan are generally the attainment of age 21 and the completion of at least 1,000 hours of service in a specified 12-month period. The assets of the pension plan are maintained in a trust fund at an independent investment firm. The Retirement Plan is administered by a retirement plan committee comprised of Company executives appointed by the Board. The Retirement Plan provides for monthly benefits to, or on behalf of, each participant at age 65 and has provisions for early retirement after age 55 and five years of service and surviving spouse benefits after five years of service. Participants in the Retirement Plan who terminate employment prior to retirement with at least five years of service are vested in their accrued retirement benefit. The Retirement Plan is subject to the Employee Retirement Income Security Act of 1974, as amended. The normal retirement benefit for participants in the pension plan is an annuity payable monthly over the participant's life. If the participant is married, he or she will receive a spousal joint and 50% survivor annuity, unless an election out is made. Generally, the annual normal retirement benefit is an amount equal to 1.67% of the participant's final average compensation (as defined in the Retirement Plan), reduced by the maximum offset allowance (as defined in the Retirement Plan) multiplied by years of service (with a maximum of 25 years). Compensation recognized under the Retirement Plan for purposes of the calculation above generally includes base salary and annual bonus. Annual compensation in excess of $225,000 per year is disregarded for all purposes under the Retirement Plan. However, benefits accrued prior to the 1994 plan year may be based on compensation in excess of $225,000. The SERP provides additional monthly benefits to (i) a select group of key executives, which includes our recently retired Chief Executive Officer and recently retired Chief Financial Officer, (ii) individuals who were projected to receive reduced benefits as a result of changes made to the pension plan to comply with the Tax Reform Act of 1986, (iii) executives who will be affected by Internal Revenue Service limits on compensation under the Retirement Plan, and (iv) individuals who deferred compensation under the qualified Retirement Plan. The SERP is not a tax-qualified plan, and is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended. The SERP is not funded. Tier one benefits are provided under the SERP to a select group of key executives, which includes our recently retired Chief Executive Officer and recently retired Chief Financial Officer. The annual benefit payable at normal retirement is equal to the difference between (x) 2% of the highest three year average compensation multiplied by years of service up to ten years, plus 3% of average compensation times years of service in excess of ten years, to a maximum of 50% of average compensation, less (y) the annual benefit payable under the Retirement Plan formula described above. Normal retirement age under tier one is age 62.

Based on a desire for cost and funding predictability and consultation with Watson Wyatt, as of July 1, 2006, we froze the accrued pension benefits of the Retirement Plan participants. Under the revised Retirement Plan, such participants generally do not accrue any additional benefits under the Retirement Plan after July 1, 2006 (although vesting for unvested participants continues until full vesting) and will instead receive enhanced benefits associated with our defined contribution 401(k) plan described below. In order to provide continuity and honor commitments made to key executives in connection with their retention, the SERP was not frozen in connection with the revisions to the Retirement Plan and benefits under the SERP continue to accrue. SERP participants are also eligible to participate in our defined contribution 401(k) plan described below; however, due to the benefits provided under the SERP, such participants do not receive the enhanced benefits under our 401(k) plan that were implemented in connection with the revisions to the Retirement Plan.

The Company maintains a defined contribution 401(k) plan in which substantially all of our U.S. employees, including the Named Executive Officers are eligible to participate. In conjunction with the freeze of the Retirement Plan on July 1, 2006 and the enhancements to the qualified 401(k) plan, we implemented a nonqualified 401(k) excess plan in 2007 to provide benefits that would have otherwise been provided under the qualified 401(k) plan to certain participants but for the imposition of certain maximum statutory limits imposed on qualified plan benefits (for example, annual limits on eligible pay and contributions). Company employees, including the Named Executive Officers, who reach the maximum limits in the qualified 401(k) plan will generally be eligible for the 401(k) excess plan. As mentioned above, in connection with the freeze of the Retirement Plan on July 1, 2006, our employees receive enhanced benefits under our 401(k) plan. Each year, commencing with fiscal year 2008, the Company will make an automatic core contribution on behalf of each participant equal to 2.5% of the participant's compensation during the recently concluded fiscal year (regardless of whether the participant contributes to the plan). In addition, the Company makes an additional matching contribution on behalf of each participant equal to 50% of the first 5% of compensation contributed to the plan by the participant. As described above, the Named Executive Officers eligible to participate in the SERP do not receive core or matching contributions from the Company.

Perquisites and Other Benefits

The Company provides the Named Executive Officers with certain limited perquisites and other personal benefits that the Company and the Compensation Committee believe are reasonable and consistent with the overall compensation program objective of enabling the Company to attract and retain superior employees for key positions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to the Named Executive Officers. In 2006 our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Group Vice President—Circor Energy Products received monthly car allowances of $1,250, $1,000, $1,000 and $700 respectively. In addition, with respect to our Chief Executive Officer, the Company also pays for tax preparation and planning services and the initiation and annual dues associated with a country club membership of his choice. In the case of the country club membership fees, we believe this perquisite to be appropriate in that it provides an appropriate forum for off-site business meetings as well as customer and supplier entertainment.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the deductibility on the Company's tax return of compensation over $1 million to any of the Named Executive Officers unless, in general, the compensation is paid pursuant to a plan which is performance-related, non-discretionary and has been approved by our stockholders. The Company's policy with respect to Section 162(m) is to make every reasonable effort to ensure that compensation is deductible to the extent permitted while simultaneously providing our executives with appropriate rewards for their performance.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION AND OTHER PAYMENTS TO THE NAMED EXECUTIVE OFFICERS

The following sections provide a summary of cash and certain other amounts we paid for the year ended December 31, 2007 to the Named Executive Officers. Except where noted, the information in the Summary Compensation Table generally pertains to compensation to the Named Executive Officers for the year ended December 31, 2007. Therefore, we encourage you to read the following tables closely. The narratives preceding the tables and the footnotes accompanying each table are important parts of each table. Also, we encourage you to read this section in conjunction with the Compensation Discussion and Analysis, above.

COMPENSATION SUMMARY

The following table details the compensation of (i) our Chief Executive Officer and our Chief Financial Officer and (ii) our three other most highly compensated executive officers during the fiscal year ended December 31, 2007. For a discussion of the material factors in determining executive compensation and the amounts presented below see the Compensation Discussion and Analysis on pages 12 and 13 under the headings "Setting Executive Compensation" and "2007 Executive Compensation Components."

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
David A. Bloss, Sr.,	2007	$563,000	$2,451,491	$620,315	$644,150(6)	$569,687	$ 39,739	$4,888,382
Chairman and Chief Executive Officer	2006	540,000	515,085	383,818	560,669(6)	721,858	35,683	2,757,113
Kenneth W. Smith,	2007	278,000	315,563	214,850	225,607(7)	117,343	17,533	1,168,896
Senior Vice President, Chief Financial Officer and Treasurer	2006	270,000	148,900	123,962	190,729(7)	151,307	15,815	900,713
A. William Higgins,	2007	310,000	306,951	60,787	287,242(8)	47,171	14,655	1,026,807
President and Chief Operating Officer	2006	280,000	181,156	60,787	198,976(8)	53,373	13,275	787,567
Paul M. Coppinger,	2007	230,000	159,976	39,100	144,900(9)	—	17,076	591,053
Group Vice President, Circor Energy Products	2006	219,000	120,444	56,829	167,970(9)	30,176	12,394	606,813
Christopher R. Celtruda,(10) *Vice President and General Manager Aerospace Products Group*	2007	207,000	68,865		113,735(11)	—	137,148	526,748

(1) The amounts shown in this column reflect the dollar amounts recognized in accordance with SFAS 123R for financial statement reporting purposes for the fiscal year ended December 31, 2007 with respect to RSU awards under the Company's Amended and Restated 1999 Stock Option and Incentive Plan and RSUs purchased under the MSPP and thus include amounts attributable to RSUs granted in and prior to 2007. During 2007, Messrs. Bloss and Smith entered into retirement agreements which provided for accelerated vesting of certain RSUs. The amounts shown in this column for Messrs. Bloss and Smith respectively include $1,778,922 and $39,960 associated with retirement related accelerated vesting expenses. For a discussion of the assumptions related to the calculation of the amounts in this column, please refer to Note 11 (Share-Based Compensation) to the Company's audited consolidated financial statements for the year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on March 10, 2008.

(2) The amounts shown in this column reflect the dollar amounts recognized in accordance with SFAS 123R for financial statement reporting purposes for the year ended December 31, 2007 in connection with stock options granted under the Company's Amended and Restated 1999 Stock Option and Incentive Plan. The Company ceased granting stock options to employees and directors in 2005, and thus the amounts shown in this column are attributable to stock options granted prior to 2006. During 2007, Messrs. Bloss and Smith entered into retirement agreements which provided for accelerated vesting of certain options. The amounts shown in this column for Messrs. Bloss and Smith respectively include $367,291 and $135,210 associated with retirement related accelerated vesting expenses. For a discussion of the assumptions related to the calculation of the amounts in this

column, please refer to Note 11 (Share-Based Compensation) to the Company's audited consolidated financial statements for the year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on March 10, 2008.

(3) The amounts shown in this column reflect amounts earned for performance under our 2006 management bonus plan. Our executives are also eligible to participate in our MSPP, a component plan of our Amended and Restated 1999 Stock Option and Incentive Plan, pursuant to which executives may make an advance election to receive RSUs in lieu of a specified percentage or dollar amount of such executive's annual cash bonus. Such RSUs are issued on the basis of a 33% discount to the closing price of the Company's stock on the day the incentive bonuses are paid or otherwise would be paid and generally vest in whole after a three-year period, at which time they are converted into shares of our Common Stock unless the executive previously has elected a longer deferral period. Based on elections made prior to December 31, 2006, for the fiscal year ended December 31, 2007, Messrs. Bloss, Smith, Higgins, Coppinger and Celtruda elected to defer 100%, 100%, 100%, 50% and 50% respectively of their respective bonus amounts shown above into RSUs. RSUs were issued as of February 26, 2008 by dividing the named executive officer's election amount by $32.60 (the "2007 RSU Cost"), which was 67% of $48.66, the closing price of our Common Stock on February 25, 2008, the trading day immediately preceding the award date. The compensation expense associated with the 33% discounted purchase price of these RSUs will be recognized over the three-year vesting period. Accordingly, these amounts will be included in column (e)—"Stock Awards" of the Summary Compensation Table in future years as such amounts are recognized.

(4) The amounts shown in this column reflect the aggregate change in actuarial present value of the named executive officer's accumulated benefit under our Retirement Plan and the SERP from December 31, 2006 to December 31, 2007. There were no above-market or preferential earnings on compensation that was deferred on a basis that is not tax-qualified. Present values as of December 31, 2006 are based on a 5.80% discount rate. Present values as of December 31, 2007 are based on a 6.25% discount rate. Both present values assume commencement at normal retirement age with no mortality before commencement and RP-200.

(5) See "Supplemental All Other Compensation Table" for specific items in this category.

(6) Mr. Bloss received 19,757 and 23,097 RSUs in lieu of receiving his entire incentive bonus of $644,150 and $560,669 for 2007 and 2006, respectively. The number of RSUs was determined by dividing $644,150 and $560,669 by the 2007 and 2006 RSU costs, respectively.

(7) Mr. Smith received 6,919 and 3,928 RSUs in lieu of receiving 100% and 50% of his incentive bonus of $225,607 and $190,729 for 2007 and 2006, respectively. The number of RSUs was determined by dividing $225,607 and $95,349 by the 2007 and 2006 RSU costs, respectively.

(8) Mr. Higgins received 8,810 and 8,197 RSUs in lieu of receiving his entire incentive bonus of $287,242 and $198,976 for 2007 and 2006, respectively. The number of RSUs was determined by dividing $287,242 and $198,976 by the 2007 and 2006 RSU costs, respectively.

(9) Mr. Coppinger received 2,222 and 3,459 RSUs in lieu of receiving 50% of his incentive bonus of $144,900 and $167,970 for 2007 and 2006, respectively. The number of RSUs was determined by dividing $72,450 and $83,964 by the 2007 and 2006 RSU costs, respectively.

(10) Compensation for Mr. Celtruda is provided only for 2007 because he was not a Named Executive Officer in 2006.

(11) Mr. Celtruda received 1,744 RSUs in lieu of receiving his 50% of his 2007 incentive bonus of $113,735. This number of RSUs was determined by dividing his $56,867 by the 2007 RSU cost.

2007 All Other Compensation Table

Name	Year	Perquisites and Other Personal Benefits ($) (1)	Tax Preparation and Financial Planning ($)	Insurance Premiums ($) (2)	Severance Payments/ Accruals ($)	Relocation Payments ($)	Payments Relating to Employee Savings Plan ($) (3)	Other ($) (4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
David A. Bloss, Sr.	2007	$24,575	$1,280	$2,322	—	—	—	$11,562	$ 39,739
	2006	24,350	2,843	2,322	—	—	—	6,168	35,683
Kenneth W. Smith	2007	12,000	—	2,322	—	—	—	3,211	17,533
	2006	12,000	—	2,322	—	—	—	1,493	15,815
A. William Higgins	2007	12,000	—	810	—	—	—	1,845	14,655
	2006	12,000	—	810	—	—	—	465	13,275
Paul M. Coppinger	2007	8,400	—	721	—	—	$4,903	3,052	17,076
	2006	8,400	—	419	—	—	2,394	1,181	12,394
Christopher R. Celtruda ...	2007	—	—	392	—	$130,908	5,707	141	137,148

(1) The amounts shown in this column reflect each executive's annual car allowance, except for Mr. Bloss' amount which also includes annual country club membership dues in the amount of $8,975.

(2) The amounts shown in this column reflect group term life insurance premiums paid on behalf of each executive.

(3) The amounts shown in this column reflect company matching contributions to the named executive's 401(k) savings account of 2.5% of pay up to the limitations imposed by IRS regulations. Employees became eligible for the company match beginning on July 1, 2006 in connection with revisions to the defined benefit Retirement Plan and enhancements to the Company's defined contribution Savings Plan. Named Executive Officers eligible to participate in the SERP (Messrs. Bloss, Higgins and Smith) do not receive the Company match. See Retirement Benefits on page 17.

(4) The amounts shown in this column reflect dividend equivalents paid on RSUs.

2007 Grants of Plan-Based Awards

The following table summarizes the grant of plan-based awards made to our Named Executive Officers. For a discussion of these grants please see the Compensation Discussion and Analysis on pages 14 and 16 under the headings "Performance-Based Annual Incentive Compensation" and "Long-Term Equity Incentives."

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Stock Awards: Number of Shares of Stock or Units	Closing Price of Stock on Grant Date	Grant Date Fair Value of Stock Awards ($)
Name	Grant Date	Board Approval Date	Threshold ($)	Target ($)	Maximum ($)	(#)	($/Sh)	(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
David A. Bloss, Sr.	—	2/20/07	0	$422,250	$844,500	—	—	—
	2/26/07	2/20/07	—	—	—	18,631(3)	$36.23	$675,001
	2/26/07	2/20/07	—	—	—	23,097(4)	$36.23	836,804
Kenneth W. Smith	—	2/20/07	0	152,900	305,800	—	—	—
	2/26/07	2/20/07	—	—	—	13,414(3)	$36.23	486,989
	2/26/07	2/20/07	—	—	—	3,928(5)	$36.23	142,311
A. William Higgins	—	2/20/07	0	201,500	402,000	—	—	—
	2/26/07	2/20/07	—	—	—	15,457(3)	$36.23	560,007
	2/26/07	2/20/07	—	—	—	8,197(6)	$36.23	296,977
Paul M. Coppinger	—	2/20/07	0	93,150	186,300	—	—	—
	2/26/07	2/20/07	—	—	—	8,463(3)	$36.23	306,614
	2/26/07	2/20/07	—	—	—	3,459(7)	$36.23	125,320
Christopher R. Celtruda	—	2/20/07	0	82,800	165,600	—	—	—
	2/26/07	2/20/07	—	—	—	7,728(3)	$36.23	279,985
	2/26/07	2/20/07	—	—	—	898(8)	$36.23	32,535

(1) The amounts shown in these columns reflect the potential value of the payout for each Named Executive Officer under our 2007 management bonus plan if the threshold, target or maximum goals are satisfied for all performance measures. The potential payouts are performance-driven and therefore completely at risk. The general performance goals are described in the Compensation Discussion and Analysis on page 14 under the heading "Performance-Based Annual Incentive Compensation." The amounts actually earned for the fiscal year ended December 31, 2007 are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Subject to elections to defer such amounts into RSUs as described in footnote 3 of the Summary Compensation Table, amounts earned were paid during March 2008.

(2) For 2007, equity incentive plan awards were made based on a percentage of the Named Executive Officer's base salary as of December 31, 2006 and are not tied to performance goals. Accordingly, time vesting is the only condition to realization of the underlying shares and the amounts shown in this column therefore reflect the grant date fair value of each equity award as determined in accordance with SFAS 123R.

(3) The amounts reflect long term incentive grants in form of RSUs pursuant to our Amended and Restated 1999 Stock Option and Incentive Plan.

(4) Mr. Bloss received 23,097 RSUs in lieu of receiving his entire fiscal 2006 incentive bonus of $560,669.

(5) Mr. Smith received 3,928 RSUs in lieu of receiving 50% of his fiscal 2006 incentive bonus of $190,729.

(6) Mr. Higgins received 8,197 RSUs in lieu of receiving his entire fiscal 2006 incentive bonus of $198,976.

(7) Mr. Coppinger received 3,459 RSUs in lieu of receiving 50% of his fiscal 2006 incentive bonus of $167,970.

(8) Mr. Celtruda received 898 RSUs in lieu of receiving 50% of his fiscal 2006 incentive bonus of $43,616.

Outstanding Equity Awards At Fiscal Year-End

	Option Awards				Stock Awards		
	Number of Securities Underlying Unexercised Options (#) (1)	Number of Securities Underlying Unexercised Options (#) (1)					
Name	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
David A. Bloss, Sr.	20,000	—	$13.90	10/23/2012	—	—	—
	—	12,000(5)	23.80	1/06/2014	—	—	—
	—	24,000(5)	24.90	2/18/2015	—	—	—
	—	—	—	—	2/18/2005	4,434(7)	$ 205,560(3)
	—	—	—	—	2/27/2006	15,522(7)	719,600(3)
	—	—	—	—	2/26/2007	18,631(7)	863,733(3)
	—	—	—	—	2/18/2005	1,679(7)	77,838(4)
	—	—	—	—	2/27/2006	38,260(7)	1,773,734(4)
	—	—	—	—	2/26/2007	23,097(7)	1,070,777(4)
Kenneth W. Smith	5,000	—	13.90	10/23/2012	—	—	—
	—	4,600(6)	23.80	1/06/2014	—	—	—
	—	8,520(6)	24.90	2/18/2015	—	—	—
	—	—	—	—	2/18/2005	1,566	72,600(3)
	—	—	—	—	2/27/2006	5,609(8)	260,033(3)
	—	—	—	—	2/26/2007	13,414(9)	621,873(3)
	—	—	—	—	2/18/2005	307	14,233(4)
	—	—	—	—	2/27/2006	2,816	130,550(4)
	—	—	—	—	2/26/2007	3,928	182,102(4)
A. William Higgins	11,120	16,680	24.90	02/18/2015	—	—	—
	—	—	—	—	2/18/2005	3,100	143,716(3)
	—	—	—	—	2/27/2006	5,993	277,835(3)
					2/26/2007	15,457	716,587(3)
	—	—	—	—	2/27/2006	13,541	627,761(4)
					2/26/2007	8,197	380,013(4)
Paul M. Coppinger	2,000	—	16.32	10/29/2011	—	—	—
	2,000	—	13.90	10/23/2012	—	—	—
	—	2,520	23.80	1/06/2014	—	—	—
	—	3,780	24.90	2/18/2015	—	—	—
	—	840	22.97	4/21/2015	—	—	—
	—	—	—	—	2/18/2005	700	32,452(3)
	—	—	—	—	4/21/2005	166	7,696(3)
	—	—	—	—	2/27/2006	3,557	164,903(3)
	—	—	—	—	2/26/2007	8,463	392,345(3)
	—	—	—	—	2/18/2005	1,198	55,539(4)
	—	—	—	—	2/27/2006	9,728	450,990(4)
	—	—	—	—	2/26/2007	3,459	160,359(4)
Christopher R. Celtruda	—	—	—	—	—	—	—
	—	—	—	—	6/15/2006	1,878	87,064(3)
	—	—	—	—	2/26/2007	7,728	358,270(3)
	—	—	—	—	2/26/2007	898	41,631(4)

(1) All stock options listed in this column were granted pursuant to our Amended and Restated 1999 Stock Option and Incentive Plan. All such stock options have a ten-year option term and vest ratably 20% per year generally beginning on the first anniversary of the date of grant indicated below. However, commencement of the five-year vesting with respect to the stock options granted to Mr. Coppinger on 10/29/2001 was triggered by attainment of certain performance criteria applicable to grants to Mr. Coppinger and certain other employees on that date; as a result, the first 20% of such stock options became vested on 12/5/03 with an additional 20% vesting on each subsequent December 5th until fully vested on 12/5/2007.

Expiration Date	Grant Date
10/18/2009	10/18/1999
04/17/2010	04/17/2000
08/02/2010	08/02/2000
10/29/2011	10/29/2001
10/23/2012	10/23/2002
01/06/2014	01/06/2004
02/18/2015	02/18/2005
04/21/2015	04/21/2005
08/03/2015	08/03/2005

(2) The amounts shown in this column reflect the market value of unvested RSUs calculated by multiplying the number of such unvested RSUs by $46.36, the closing price of our Common Stock on December 31, 2007, the last trading day in 2007.

(3) The amounts reflect the unvested portion of long term incentive grants in form of RSUs pursuant to our Amended and Restated 1999 Stock Option and Incentive Plan. Such grants vest in equal installments of one-third or one-sixth per year generally beginning on the first anniversary of the date of grant, subject to any longer deferral period selected by the executive.

(4) The amounts reflect the unvested portion of RSUs pursuant to the MSPP provisions allowing executives to receive RSUs in lieu of a specified percentage or dollar amount of their annual incentive cash bonus. Such RSUs vest in whole on the date that is three years from the date of the grant, at which time they convert into shares of Common Stock unless the executive has selected a longer deferral period. Awards with a grant date of February 26, 2007 vested on February 26, 2010.

(5) Mr. Bloss accelerated vesting of all stock options upon his retirement date of March 1, 2008, pursuant to his September 27, 2007 Amended and Restated Retirement Agreement.

(6) Mr. Smith accelerated vesting of all stock options upon his retirement date of March 1, 2008, pursuant to his December 17, 2007 Amended and Restated Retirement Agreement.

(7) Mr. Bloss accelerated vesting of all RSUs upon his retirement date of March 1, 2008 pursuant to his September 27, 2007 Amended and Restated Retirement Agreement.

(8) Mr. Smith accelerated vesting of 2,804 RSUs upon his retirement date of March 1, 2008 pursuant to his December 17, 2007 Amended and Restated Retirement Agreement.

(9) Mr. Smith accelerated vesting of 2,235 RSUs upon his retirement date of March 1, 2008 pursuant to his December 17, 2007 Amended and Restated Retirement Agreement.

2007 Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (1)	Value Realized on Exercise ($) (2)	Number of Shares Acquired on Vesting (#) (3) (4)	Value Realized on Vesting ($) (5)
(a)	(b)	(c)	(d)	(e)
David A. Bloss, Sr. (6)	210,500	$4,852,926	32,346	$1,117,067
Kenneth W. Smith (7)	121,580	3,087,252	8,160	283,718
A. William Higgins (8)	—	—	6,067	214,366
Paul M. Coppinger (9)	10,860	208,385	8,259	284,651
Christopher R. Celtruda (10)	—	—	939	40,978

(1) All stock option exercises consisted of cashless exercises performed through open market transactions effected by a stockbroker of the named executives choosing.

(2) The amounts shown in this column reflect the value realized on exercise of stock options computed by multiplying the number stock options exercised times the difference in value between the market price at which the underlying shares were sold and the grant price of the stock options prior to withholding of income taxes.

(3) With respect to shares acquired upon vesting of restricted stock units, each named executive elected to have shares withheld to pay associated income taxes. The number of shares reported represents the gross number prior to withholding of such shares.

(4) As indicated in the notes below, in certain cases, the actual receipt of shares underlying vested restricted stock units may have been deferred pursuant to a previous election made by the executive. This table reports the number of shares vested regardless of whether distribution actually was made.

(5) The amounts shown in this column reflect the value realized upon vesting of RSUs computed by multiplying the number RSUs vested (prior to withholding of any shares to pay associated income taxes) times the fair market value of the our Common Stock on the date of vesting.

(6) Mr. Bloss exercised 31,200 stock options on March 21, 2007 with an exercise price of $13.90 and a market price of $35.76; 3,300 stock options on March 22, 2007 with an exercise price of $13.90 and a market price of $35.75; 5,700 stock options on March 23, 2007 with an exercise price of $13.90 and a market price of $35.75; 7,100 stock options on March 26, 2007 with an exercise price of $13.90 and a market price of $35.75; 9,500 stock options on March 30, 2007 with an exercise price of $13.90 and a market price of $35.75; 8,100 stock options on April 2, 2007 with an exercise price of $13.90 and a market price of $35.75; 15,100 stock options on April 3, 2007 with an exercise price of $13.90 and a market price of $35.75; 26,500 stock options on April 3, 2007 with an exercise price of $10.38 and a market price of $35.75;4,000 stock options on August 27, 2007 with an exercise price of $16.32 and a market price of $43.75; 66,000 stock options on August 29, 2007 with an exercise price of $16.32 and a market price of $42.25; 10,6000 stock options on August 29, 2007 with an exercise price of $23.80 and a market price of $42.25; 7,400 stock options on August 30, 2007 with an exercise price of $23.80 and a market price of $42.27; 4,500 stock options on August 30, 2007 with an exercise price of $24.90 and a market price of $42.27; 11,500 stock options on August 31, 2007 with an exercise price of $24.90 and a market price of $42.31. Mr. Bloss acquired 3,334 shares with a market price of $35.22 on January 6, 2007, 4,433 shares with a market price of 35.41 on February 18, 2007, 7,761 shares with a market price of $34.90 on March 29, 2007, and 16,818 shares with a market price of $34.00 on March 5, 2007, each upon the vesting of RSUs.

(7) Mr. Smith exercised 600 stock options on May 17, 2007 with an exercise price of $7.50 and a market price of $37.00; 18,000 stock options on May 18, 2007 with an exercise price of $7.50 and a market price of $37.00; 5,400 stock options on May 21, 2007 with an exercise price of $7.50 and a market price of $37.00; 40,000 stock options on May 21, 2007 with an exercise price of $13.50 and a market price of $37.00; 23,700 stock options on August 17, 2007 with an exercise price of $16.32 and a market price of $42.00; 780 stock options on August 27, 2007 with an exercise price of $16.32 and a market price of $44.00; 520 stock options on August 30, 2007 with an exercise price of $16.32 and a market price of $42.27; 10,980 stock options on August 30, 2007 with an exercise price of $13.90 and a market price of $42.27; 8,500

stock options on August 31, 2007 with an exercise price of $13.90 and a market price of $42.32; 520 stock options on August 31, 2007 with an exercise price of $13.90 and a market price of $42.31; 6,900 stock options on August 31, 2007 with an exercise price of $23.80 and a market price of $42.31; 3,280 stock options on August 31, 2007 with an exercise price of $24.90 and a market price of $42.31; and 2,400 stock options on September 4, 2007 with an exercise price of $24.90 and a market price of $42.29. Mr. Smith vested in 1,267 shares with a market price of $35.22 on January 6, 2007, 1,567 shares with a market price of $35.41 on February 18, 2007, 2,805 shares with a market price of $34.90 on March 29, 2007 and 2,522 shares with a market price of $34.00 on March 5, 2007, each upon the vesting of RSUs. Mr. Smith has elected to defer receipt of shares representing the entire $283,718 of the value recognized on vesting as follows: 1,267 shares until January 6, 2010, 1,567 shares until February 18, 2011, 2,805 shares until February 27, 2011 and 2,522 shares until March 5, 2009.

(8) Mr. Higgins vested in 3,100 shares with a market price of $35.41 on February 18, 2007 and 2,997 shares with a market price of $34.90 on March 29, 2007, each upon the vesting of RSUs.

(9) Mr. Coppinger exercised 2,000, 2,000, 3,780, 2,520, and 560 stock options on August 6, 2007 with exercise prices of $16.32, $13.90, $23.80, $24.90, and $22.90, respectively, and each with a market price of $40.00. Mr. Coppinger acquired 700 shares with a market price of $35.22 on January 6, 2007, 700 shares with a market price of $35.41 on February 17, 2007, 167 shares with a market price of $36.41 on April 21, 2007, 1,779 shares with a market price of $34.90 on March 29, 2007, and 4,913 shares with a market price of $34.00 on March 5, 2007, each upon the vesting of RSUs.

(10) Mr. Celtruda vested in 939 shares with a market price of $43.64 on July 15, 2007, upon the vesting of RSUs.

2007 Pension Benefits

The following table provides information with respect to each pension plan that provides for payments or other benefits at, following, or in connection with retirement. This includes tax-qualified defined benefit plans and supplemental executive retirement plans, but does not include defined contribution plans (whether tax qualified or not). For a discussion of these plans please see the Compensation Discussion and Analysis on page 17 under the heading "Retirement Benefits."

Name	Plan Name (1) (2) (3)	Number of Years Credited Service (#) (4)	Present Value of Accumulated Benefit ($) (5)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
David A. Bloss, Sr.	Qualified & Excess	14	$1,171,064	0
	SERP	15	1,709,014	0
Kenneth W. Smith	Qualified & Excess	7	230,088	0
	SERP	8	308,458	0
A. William Higgins	Qualified & Excess	2	54,619	0
	SERP	3	71,647	0
Paul M. Coppinger	Qualified & Excess	6	83,671	0
	SERP	—	—	0
Christopher R. Celtruda	Qualified & Excess			0
	SERP	—	—	0

(1) Participants are eligible for the Qualified and Excess Plans if they are at least 21 years of age and were hired before 2/1/2006.

(2) Participants are eligible for the Supplemental Plan if named in the plan document.

(3) Participants are eligible for early retirement at age 55 with 5 years of vested service.

(4) A full year of service is earned in plan years where the participant worked over 1,000 hours. Partial years of service are granted for years where the participant worked less than 1,000 hours. There have been no ad-hoc additional years of service granted to any participants. No additional years of service are earned under the Qualified and Excess Plans after June 30, 2006 when those plans were frozen (see Compensation Discussion and Analysis on page 17 under the heading "Retirement Benefits."

(5) The present value of accumulated benefits is calculated based on the same assumptions as noted in Note 13 (Employee Benefit Plans) to the Company's audited consolidated financial statements for the year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on March 10, 2008.

2007 Nonqualified Deferred Compensation

As discussed above in the Compensation Discussion and Analysis under the heading "Retirement Benefits," in conjunction with the freeze of the Retirement Plan on July 1, 2006 and the enhancements to the qualified 401(k) plan, in 2007 we implemented a nonqualified 401(k) excess plan to provide benefits that would have otherwise been provided under the qualified 401(k) plan to certain participants but for the imposition of certain maximum statutory limits imposed on qualified plan benefits (for example, annual limits on eligible pay and contributions). Company employees, including the Named Executive Officers, who reach the maximum limits in the qualified 401(k) plan will generally be eligible for the 401(k) excess plan. As discussed above, each year commencing in fiscal year 2007, the Company will make a matching contribution on behalf of each participant equal to 50% of the first 5% of compensation contributed to the plan by the participant. The Named Executive Officers eligible to participate in the SERP will not receive core or matching contributions from the Company. In addition, each year, commencing with fiscal year 2008, the Company will make an automatic core contribution on behalf of each participant equal to 2.5% of the participant's prior year compensation during the recently concluded fiscal year (regardless of whether the participant contributes to the plan). To the extent that a matching contribution or core contribution made by the Company would cause a participant to exceed a certain maximum statutory limit imposed on qualified benefits, such matching contribution or core contribution will be contributed to the 401(k) excess plan.

SEVERANCE AND OTHER BENEFITS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

In order to achieve our compensation objective of attracting, retaining and motivating qualified executives, we believe that we need to provide our Named Executive Officers (and other executive officers) with severance protections that are consistent with the severance protections offered by our Compensation Peer Group. The following section describes the particular benefits that may become payable to the Named Executive Officers, depending on the circumstances surrounding their termination of employment with us. In calculating the amount of any potential payments to the Named Executive Officers under the arrangements described below, we have assumed that the applicable triggering event (i.e., termination of employment or change in control) occurred on December 31, 2007 and that the price per share of our common stock is equal to $46.36, the closing price on December 31, 2007, the last trading day in 2007.

Retirement Agreement with David A. Bloss, Sr.

In connection with the March 1, 2008 retirement of our Chief Executive Officer, David A. Bloss, Sr. (the "Retirement Date"), we entered into a Retirement Agreement (the "Bloss Retirement Agreement") with our Chief Executive Officer. Under the terms of the Bloss Retirement Agreement, contingent upon Mr. Bloss' re-election to our Board of Directors as a non-employee director, Mr. Bloss will continue as the non-employee Chairman of our Board of Directors for up to one year thereafter. In consideration for the services to be provided by Mr. Bloss as non-employee Chairman, we have agreed to pay Mr. Bloss an annual stipend of $50,000. Mr. Bloss will also be eligible to receive the annual retainer, meeting fees, equity grants, and other benefits available to our non-employee directors. In addition, the Bloss Retirement Agreement provides that all unvested stock option and restricted stock unit awards previously granted to Mr. Bloss shall vest and become exercisable on the Retirement Date.

Retirement Agreement with Kenneth W. Smith

In connection with the retirement of our Chief Financial Officer, Kenneth W. Smith, we entered into a Retirement Agreement which was subsequently amended and restated to reflect Mr. Smith's agreement to extend his retirement date from December 31, 2007 to March 1, 2008 (the "Smith Retirement Agreement"). Under the terms of the Smith Retirement Agreement, Mr. Smith shall receive a one time payment equal to two-twelfths of what his target bonus would have been for the 2008 fiscal year were he not retiring. Under the terms of our management bonus plan, Mr. Smith's target bonus is 55% of his current base salary of $278,000. As a result, the value of this one-time payment to Mr. Smith is $25,483. In addition, the Smith Retirement Agreement provides for the acceleration of vesting of certain stock options and restricted stock units previously granted to Mr. Smith.

Severance Agreement with A. William Higgins

Consistent with the philosophy stated above and with the Severance Agreement (the "Severance Agreement") we entered into with our newly elected Chief Executive Officer, A. William Higgins as of March 24, 2008, we believe that severance should be payable to the Chief Executive Officer of the Company if the Chief Executive Officer's employment is terminated by us without cause or by the executive for a "good reason" that we believe results in a constructive termination of his employment. If the Chief Executive Officer's employment is terminated by the Company without cause or by the executive for good reason, we believe that providing the Chief Executive Officer with cash severance benefits is consistent with our peer group companies and provides him with financial security during a period of time when he is likely to be unemployed and seeking new employment.

Severance Benefits—Termination of Employment Other than in Connection with Change in Control

Under Mr. Higgins' Severance Agreement, in the event Mr. Higgins' employment is terminated during the employment term either by the Company other than for "Cause" or "Disability" or by Mr. Higgins for "Good Reason" (as those terms are defined in the Severance Agreement), Mr. Higgins will be entitled to severance pay that generally includes: (1) accrued and unpaid base salary and accrued and unpaid incentive compensation, if any, through the date of termination; (2) an amount equal to two times the sum of Mr. Higgins' then effective base salary and target bonus opportunity; (3) an amount equal to the product of (x) the bonus compensation Mr. Higgins would have received had he remained with the Company through the entire fiscal year in which the date of termination occurs, times (y) a fraction the numerator of which is the number of calendar days elapsed in the fiscal year as of the termination date and the denominator of which is 365; such amount shall be paid at such later time as bonus payments on account of the fiscal year in question are generally paid; (3) the option to continue medical and dental insurance for a period of up to eighteen (18) months from the termination date or as otherwise provided by law under COBRA. Prior to entering into the Severance Agreement, Mr. Higgins was is entitled to severance equal to one time his annual base salary in the event he was terminated without cause by the Company. This benefit was granted in connection with the hiring of Mr. Higgins as our Chief Operating Officer, is not currently otherwise available to other executive officers, and is no longer available to Mr. Higgins under the terms of his Severance Agreement.

Expected Amended and Restated Change of Control Agreement with A. William Higgins

As discussed more fully in the February 26 Form 8-K, in connection with the elevation of Mr. Higgins to Chief Executive Officer, we expect that the Company will enter into an amended and restated executive change of control agreement with Mr. Higgins. It is intended that the material terms of such amended and restated executive change in control agreement will be the same as those applicable to Mr. Higgins' existing change of control agreement entered into on February 15, 2005, the terms of which are described below, except that the payment due to Mr. Higgins upon a change of control will be an amount equal to three times the sum of his then effective base salary plus his highest annual incentive compensation received in the three immediately preceding fiscal years. While the Company intends to enter into the amended and restated change of control agreement with Mr. Higgins as described above, the agreement has not yet been finalized or executed.

Change in Control Agreements with Other Named Executive Officers

Currently, our executive officers including our Named Executive Officers (other than our Chief Executive Officer, who is entitled to severance in the circumstances described above) generally receive severance only upon certain terminations of employment in connection with a change in control, as described below. We believe that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of our executive officers including our Named Executive Officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage our executive officers to remain employed with the Company during an important time when their prospects for continued employment following the transaction are often uncertain, we provide our executive officers with severance benefits pursuant to a change in control agreement if their employment is terminated by us without cause or by the executive for good reason within twelve months following a change in control. We believe that such executive officers should receive their change in control severance benefits if their employment is constructively terminated in connection with a change in control. Given that none of our executive officers has an employment agreement that provides for fixed positions or duties, or for a fixed base salary or actual or target annual bonus, absent some form of constructive termination severance trigger, potential acquirors could constructively terminate an executive officer's employment and avoid paying severance. For example, following a change in control, an acquiror could materially demote an executive officer, significantly reduce his salary and/or eliminate his annual bonus opportunity to force the executive officer to terminate his own employment and thereby avoid paying severance. Because we believe that constructive terminations in connection with a change in control are conceptually the same as actual terminations, and because we believe that acquirors would otherwise have an incentive to constructively terminate executive officers to avoid paying severance, the change in control agreements we have entered into with our executive officers permit executive officers to terminate their employment in connection with a change in control for certain "good reasons" that we believe result, in those circumstances, in the constructive termination of the executive officers' employment. In the event the employment of an executive officer is terminated by the Company following a change in control, we believe that providing these executive officers with cash severance benefits is consistent with our peer group companies and provides them with financial security during a period of time when they are likely to be unemployed and seeking new employment.

The Company therefore has entered into change in control agreements with our executive officers including our Chief Executive Officer (which agreement was entered into when he was our Chief Operation Officer), Chief Financial Officer, Group Vice President—Circor Energy Products and Group Vice President—Circor Aerospace Products. The agreements are substantially identical and provide for certain benefits to be paid to such executive officers in connection with a termination of employment with the Company under the circumstances described below.

Severance Benefits—Termination of Employment in Connection with Change in Control

If within twelve months after a change in control, an executive officer's employment is terminated by the Company without "Cause" or such executive officer terminates his employment for "Good Reason" (as those terms are defined in the change in control agreements), such executive officer will be entitled to severance pay that generally includes: (1) (a) for our Chief Executive Officer and Chief Financial Officer an amount equal to two times and (b) for our other executive officers including our Group Vice President—Circor Energy Products and Group Vice President—Circor Aerospace Products an amount equal to one times the sum of (i) such executive officer's current base salary and (ii) the highest annual incentive compensation received by such executive officer in any of the three immediately preceding fiscal years (excluding any sign-on bonus, retention bonus or any other special bonus); (2) the immediate acceleration of vesting of all stock options and other stock-based awards (including RSUs); (3) (a) for our Chief Executive Officer and Chief Financial Officer full vesting in thier accrued benefits under the SERP plus the crediting of an additional twenty-four months of benefit service under the SERP and (b) for our other executive officers including our Group Vice President—Circor Energy Products and Group Vice President—Circor Aerospace Products full vesting in their accrued benefits, if any, under the SERP; (4) (a) for our Chief Executive Officer and Chief Financial Officer the payment of such health insurance premiums as may be necessary to allow them and their spouses and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of two years and (b) for our other executive officers including our Group Vice President—Circor Energy Products and Group Vice President—Circor Aerospace Products the payment of such health insurance premiums as may be necessary to allow them and their spouses and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of one year; and (5) for our Chief Executive Officer and Chief Financial Officer the payment of expenses incurred in leasing an automobile (at least equal to the car allowance received prior to termination) for a period of two years. The aggregate amount payable to the Named Executive Officers under items (1) through (5) may, in certain instances, trigger the payment of excise taxes under the Internal Revenue Code. In the event that the applicable Named Executive Officer would receive a greater economic benefit by receiving payments up to the maximum amount that would not require the payment of excise taxes instead of the full amounts due under items (1) through (5) above, the change in control agreements provide that the aggregate payments to the Named Executive Officer will be reduced to the maximum amount that would not require the payment of excise taxes.

The following tables list the estimated amounts that the Named Executive Officers would have become entitled to under a change in control agreement for the Named Executive Officers (other than our recently retired Chief Executive Officer and recently retired Chief Financial Officer) had their employment with the Company terminated on December 31, 2007 under circumstances described above:

Payments and Benefits	Termination after Change-in-Control
A. William Higgins (1)	
Cash Severance	$1,124,626(2)
Stock Options	$ 357,952(3)
Restricted Stock Units	$1,694,594(4)
Health Care Benefits	$ 21,042(5)
Pension Benefits	$ 85,392(6)
Other Perquisites	$ 24,000(7)
Tax Cutback	$ 0
Total	$3,307,606

(1) As discussed above in addition to the benefits listed in this table, in the event Mr. Higgins would have been terminated without cause by the Company on December 31, 2007, Mr. Higgins would have been entitled to a severance payment equal to his then effective annual base salary ($280,000 for the fiscal year ended December 31, 2007). This benefit was granted in connection with the Mr. Higgins' hiring as our Chief Operating Officer and is not currently otherwise available to other senior executives.

(2) This amounts reflects payment to Mr. Higgins that would be equal to two times the sum of (A) his then effective base salary and (B) his highest annual incentive compensation in any of the three immediately preceding years. This payment is payable in a lump sum following termination.

(3) This amount reflects the incremental value to which Mr. Higgins would be entitled due to the immediate vesting of all unvested stock options using the closing stock price of $46.36 on December 31, 2007 (the last trading day of the fiscal year ended December 31, 2007).

(4) This amount reflects the incremental value to which Mr. Higgins would be entitled due to the immediate vesting of all unvested RSUs using the closing stock price of $46.36 on December 31, 2007 (the last trading day of the fiscal year ended December 31, 2007).

(5) This amounts reflects payment to Mr. Higgins that would be equal to the cost of the health insurance premiums necessary to allow Mr. Higgins, his spouse and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of two years from the date of termination.

(6) This amount reflect the incremental value to which Mr. Higgins would be entitled due to the crediting of an additional twenty-four months of service under the SERP.

(7) This amount reflect payment to Mr. Higgins that would be equal to the cost of his then effective monthly car allowance for a period of two years from the date of termination.

Payments and Benefits	Termination after Change-in-Control	Payments and Benefits	Termination after Change-in-Control
Paul M. Coppinger		**Christopher C. Celtruda**	
Cash Severance	$ 411,260(1)	Cash Severance	$250,616(1)
Stock Options	$ 157,617(2)	Stock Options	$ 0
Restricted Stock Units	$ 979,229(3)	Restricted Stock Units	$465,162
Health Care Benefits	$ 7,882(4)	Health Care Benefits	$ 7,882(4)
Tax Cutback	$ 0	Tax Cutback	$ 0
Total	$1,555,988	Total	$723,660

(1) These amounts reflect payments to Messrs. Coppinger and Celtruda that would be equal to the sum of (A) their respective current base salary and (B) their respective highest annual incentive compensation in any of the three immediately preceding years. This payment is payable in a lump sum following termination.

(2) These amounts reflect the incremental value to which Messrs. Coppinger and Celtruda would be entitled due to the immediate vesting of all unvested stock options using the closing stock price of $46.36 on December 31, 2007 (the last trading day of the fiscal year ended December 31, 2007).

(3) These amounts reflect the incremental value to which Messrs. Coppinger and Celtruda would be entitled due to the immediate vesting of all unvested RSUs using the closing stock price of $46.36 on December 31, 2007 (the last trading day of the fiscal year ended December 31, 2007).

(4) These amounts reflect payments to Messrs. Coppinger and Celtruda that would be equal to the cost of the health insurance premiums necessary to allow Messrs. Coppinger and Celtruda and their respective spouses and dependents to continue to receive health insurance coverage substantially similar to the coverage they received prior to the date of termination for a period of one year from the date of termination.

DIRECTOR COMPENSATION

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. Further, each director is reimbursed for reasonable travel and other expenses incurred in attending meetings. In setting director compensation, the Company considers the significant amount of time that Directors expend in fulfilling their duties to the Company as well as the skill-level required by the Company of members of the Board. Directors are subject to the "Stock Ownership Guidelines" described above.

Commencing with the 2008 fiscal year, our non-employee directors will receive cash compensation as follows:

Annual Retainer	$ 40,000
Chairman Fee (Audit Committee)	$ 7,500
Chairman Fee (Nominating and Corporate Governance and Compensation Committees)	$ 5,000
Lead Director	$ 5,000
Committee Meeting Attendance (all Committees)	$ 1,200
Telephonic Committee Meetings (all Committees)	$ 1,000

Directors also are eligible to receive an annual equity incentive grant under our Amended and Restated 1999 Stock Option and Incentive Plan. Currently, the targeted value of such grant is $50,000. As a result, with respect to the most recent grants which were made on February 26, 2008, each non-employee director received a grant of 1,028 RSUs which are convertible into shares of Common Stock on a one-for-one basis and which vest in equal one-third portions over a three-year period. The number of RSUs was determined by dividing $50,000 by the closing price of our Common Stock on the trading day immediately preceding the award date. At his election, each Director, under the MSPP, may elect to defer all or part of such Director's annual cash retainer for the purchase of RSUs at a 33% discount from the closing price of our Common Stock on the date of the fee payments. Those directors who are our employees do not receive compensation for their services as directors.

The table below summarizes the compensation paid by the Company to non-employee Directors for the fiscal year ended December 31, 2007.

2007 Director Compensation

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Jerome D. Brady	$47,000	$41,557	$5,467	—	—	$ 992	$95,016
Thomas E. Callahan(5)	1,000	86,652	7,341	—	—	—	94,993
Dewain K. Cross	50,750	36,974	5,467	—	—	2,033	95,224
David F. Dietz	43,000	41,557	5,467	—	—	1,042	91,066
Douglas M. Hayes	50,750	41,557	5,467	—	—	967	98,741
Thomas E. Naugle	47,750	41,557	5,467	—	—	967	95,741
C. William Zadel	13,400	3,410	—	—	—	—	16,810

(1) The amounts shown in this column reflect the fees paid in 2007 for Board and committee service and annual retainer fees of $33,500. Our Directors are also eligible to participate in our MSPP, a component plan of our Amended and Restated 1999 Stock Option and Incentive Plan, pursuant to which Directors may make an

advance election to receive RSUs in lieu of all or part of such Director's fees. Such RSUs are issued on the basis of a 33% discount to the closing price of the Company's stock on the day the fees are paid or otherwise would be paid and generally vest ratably over a three-year period, at which time they are converted into shares of our Common Stock unless the Director previously has elected a longer deferral period. Based on elections made prior to December 31, 2007, for the fiscal year ended December 31, 2007, Mr. Dietz, Mr. Naugle, Mr. Hayes and Mr. Brady elected to defer all of their fees shown above into RSUs whereas Mr. Cross elected to be paid in cash. Mr. Callahan did not participate due to his resignation effective January 3, 2007 nor did Mr. Zadel who was elected to the board on October 31, 2007. RSUs were issued as of February 26, 2008 by dividing the Director's election amount by $32.60 (the "2007 RSU Cost"), which was 67% of $48.66 the closing price of our Common Stock on February 23, 2008, the trading day immediately preceding the award date. The dollar amounts recognized for financial statement reporting purposes in accordance with SFAS 123R in connection with the issuance of such RSUs will be included in column (c)—"Stock Awards" of the Director Compensation Table in future years as such amounts are recognized.

(2) The amounts shown in this column reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with SFAS 123R of RSU awards under the Company's Amended and Restated 1999 Stock Option and Incentive Plan and RSUs purchased under the MSPP and thus include amounts attributable to RSUs granted in and prior to 2007. In connection with Mr. Callahan's January 3, 2007 resignation, his outstanding unvested RSU awards became immediately vested on his resignation date. Mr. Zadel was elected to the board on October 31, 2007 and was granted an award of 1,250 RSUs. These items account for the primary differences. For a discussion of the assumptions related to the calculation of the amounts in this column, please refer to Note 11 (Share-Based Compensation) to the Company's audited consolidated financial statements for the year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on March 10, 2008.

(3) The amounts shown in this column reflect the dollar amounts recognized for financial statement reporting purposes for the year ended December 31, 2007 in accordance with SFAS 123R in connection with stock options granted under the Company's Amended and Restated 1999 Stock Option and Incentive Plan. The Company ceased granting stock options to employees and directors in 2005, and thus the amounts shown in this column are attributable to stock options granted prior to 2006. For a discussion of the assumptions related to the calculation of the amounts in this column, please refer to Note 11 (Share-Based Compensation) to the Company's audited consolidated financial statements for the year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on March 10, 2008. In connection with Mr. Callahan's January 3, 2007 resignation, his outstanding unvested stock options became immediately vested and Mr. Zadel had no outstanding stock options which accounts for the differences in stock option amounts. The following Directors have stock option awards outstanding at the end of fiscal year 2007: Mr. Brady (13,000), Mr. Cross (8,000), Mr. Dietz (22,000), Mr. Hayes (16,000) and Mr. Naugle (16,000). Mr. Callahan and Mr. Zadel had no stock option awards outstanding at the end of fiscal year 2007.

(4) The amounts shown in this column reflect dividend equivalents paid on RSUs.

(5) Effective January 3, 2007, Thomas E. Callahan resigned from our Board for personal reasons. In recognition of his service, the Board accelerated his equity.

COMMITTEE REPORTS

Report of the Compensation Committee of the Board of Directors on Executive Compensation

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis for the year ended December 31, 2007 with management. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for 2007.

Submitted by the Compensation Committee of the Board of Directors

Jerome D. Brady
Douglas M. Hayes
Thomas E. Naugle
C. William Zadel

Report of the Audit Committee of the Board of Directors

The Audit Committee has furnished the following report on Audit Committee matters:

The Audit Committee acts pursuant to a written charter which initially was adopted by the Board of Directors of the Company on May 24, 2000. During Fiscal 2003 and again during Fiscal 2004, minor revisions were made to the Audit Committee Charter to ensure compliance with revised NYSE and SEC requirements and to more clearly delineate the delegation of certain board functions as between the Audit Committee and the Nominating and Corporate Governance Committee. Pursuant to this Charter, the Audit Committee is primarily responsible for overseeing and monitoring the accounting, financial reporting and internal controls practices of the Company and its subsidiaries. Its primary objective is to promote and preserve the integrity of the Company's financial statements and the independence and performance of the Company's independent auditors. The Audit Committee also oversees the performance of the Company's internal audit function and the Company's compliance with legal and regulatory requirements.

It is important to note, however, that the role of the Audit Committee is one of oversight, and the Audit Committee relies, without independent verification, on the information provided to it and the representations made by management, the internal auditors and the independent auditors. Management retains direct responsibility for the financial reporting process, system of internal controls and system of disclosure controls and procedures.

In furtherance of its role, the Audit Committee has an annual agenda which includes periodic reviews of the Company's internal controls and of areas of potential exposure for the Company such as environmental and litigation matters. The Audit Committee meets at least quarterly and reviews the Company's interim financial results and earnings releases prior to their publication. The Audit Committee also reviews the Company's periodic reports on Forms 10-Q and 10-K prior to their filing.

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval generally is provided for up to one year and any pre-approval is detailed as to the particular service or category of services and generally is subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chairperson when expediting of services is necessary. The independent auditors and management report annually to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed. All of the audit, audit-related, tax and other services provided by KPMG LLP in Fiscal 2006 and related fees were approved in accordance with the Audit Committee's policy.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2007 with management and it has discussed with Grant Thornton LLP, the Company's independent auditors for the fiscal year ended December 31, 2007, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) relating to the conduct of the audit. The Audit Committee also has received written disclosures and a letter from Grant Thornton LLP regarding its independence from the Company as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with Grant Thornton LLP the independence of that firm. Based upon these materials and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Submitted by the Audit Committee of the Board of Directors

Dewain K. Cross
Douglas M. Hayes
Thomas E. Naugle
C. William Zadel

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Common Stock as of February 29, 2008, by:

- all persons known by us to own beneficially 5% or more of our Common Stock;
- each of our directors;
- our Chief Executive Officer and the other named executive officers; and
- all directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within sixty (60) days after February 29, 2008 through the exercise of any warrant, stock option or other right. The inclusion in this Proxy Statement of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. As of February 29, 2008 a total of 16,676,503 shares of Common Stock were outstanding.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of Common Stock except to the extent authority is shared by spouses under applicable law.

Name of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned Number (2)	Percent (2)
Gabelli Entities (3)	2,357,576	14.1%
Keeley Asset Management Corp. (4)	1,646,136	9.9%
Dimensional Fund Advisors Inc. (5)	1,288,932	7.7%
Franklin Resources, Inc. (6)	1,056,910	6.3%
FMR LLC (7)	1,150,751	6.9%
David A. Bloss, Sr. (8)	225,336	1.4%
David F. Dietz (9)	43,033	*
Douglas M. Hayes (10)	25,307	*
Thomas E. Naugle (11)	23,068	*
Dewain K. Cross (12)	22,488	*
Paul M. Coppinger (13)	16,417	*
Jerome D. Brady (14)	18,571	*
A. William Higgins (15)	29,439	*
Christopher R. Celtruda (16)	1,844	*
C. William Zadel	0	*
All executive officers and directors as a group (eighteen persons) (17)	456,547	2.7%

* Less than 1%.

(1) The address of each stockholder in the table is c/o CIRCOR International, Inc., 25 Corporate Drive, Burlington, Massachusetts 01803, except that the Gabelli Entities' address is One Corporate Center, Rye, NY 10580; Franklin Resources' address is One Franklin Parkway, San Mateo, CA 94403; Morgan Stanley's address is 1585 Broadway, New York, NY 10036; Dimensional Fund Advisors Inc.'s address is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401; and Keeley Asset Management's address is 401 South Lasalle Street, Suite 1201, Chicago, IL 60605.

(2) The number of shares of Common Stock outstanding used in calculating the percentage for each listed person and the directors and executive officers as a group includes the number of shares of Common Stock underlying stock options, warrants and convertible securities held by such person or group that are exercisable or convertible within 60 days from February 29, 2006, the date of the above table, but excludes shares of Common Stock underlying stock options, warrants or convertible securities held by any other person.

(3) The information is based on an amended Schedule 13D filed with the Securities and Exchange Commission on November 13, 2006 on behalf of Mario J. Gabelli and various entities which Mr. Gabelli directly or indirectly controls or for which he acts as chief investment officer including, but not limited to, Gabelli Funds LLC, GAMCO Investors, Inc. and Gabelli Securities, Inc. (the "Gabelli Entities"). According to the Schedule 13D, the Gabelli entities engage in various aspects of the securities business, primarily as investment advisor to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain Gabelli entities may also make investments for their own accounts. As of November 13, 2006, Gabelli Funds LLC, GAMCO Investors, Inc., and Gabelli Securities, Inc. held 737,000, 1,618,576 and 2,000 shares, respectively. Subject to certain limitations, each of the foregoing has all investment and/or voting power in the shares except that GAMCO Investors does not have the authority to vote 50,800 of the shares.

(4) The information is based on an amended Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008 on behalf of Keeley Asset Management Corp. and Keeley Small Cap Value Fund, a series of Keeley Funds, Inc. According to the filing, Keeley Asset Management Corp. is an

investment advisor and has sole dispositive power over all 1,646,136 of these shares and sole voting power with respect to 1,585,011 of these shares.

(5) The information is based on an amended Schedule 13G filed with the Securities and Exchange Commission on February 6, 2008. According to the filing, Dimensional Fund Advisors Inc. ("Dimensional") is an investment advisor that furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, the "Funds"). In such capacity, Dimensional has sole voting and dispositive power over all 1,288,932 shares but disclaims beneficial ownership of such shares as all such shares are owned by the Funds.

(6) The information is based on an amended Schedule 13G filed with the SEC on February 4, 2008 on behalf of Franklin Resources, Inc. (a parent holding company), Charles B. Johnson and Rupert H. Johnson, Jr. as principal shareholders of Franklin Resources, Inc., and Franklin Advisory Services, LLC as Reporting Persons. According to this filing, the 1,056,910 shares reported on are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by Franklin Advisory Services, LLC, an investment advisory subsidiary of Franklin Resources, Inc. Franklin Advisory Services, LLC holds sole dispositive power with respect to all 1,150,751 of these shares.

(7) The information is based on a Schedule 13G filed with the SEC on February 14, 2008 on behalf of FMR LLC as Reporting Person. The schedule 13G reported that Fidelity Management and Research Company is the beneficial owner of 1,150,751 shares. Edward C. Johnson, 3d and FMR, through its control of Fidelity, each has sole power to dispose of 1,150,751 shares.

(8) Includes 34,000 shares of Common Stock issuable upon the exercise of outstanding stock options that will be exercisable within 60 days of February 29, 2008 and 101,653 shares of Common Stock issuable within 60 days of February 29, 2008 on account of RSUs that will have vested.

(9) Includes 22,000 shares of Common Stock issuable upon the exercise of outstanding stock options that will be exercisable within 60 days of February 29, 2008 and 333 shares of Common Stock issuable within 60 days of February 29, 2008 on account of RSUs that will have vested.

(10) Includes 16,000 shares of Common Stock issuable upon the exercise of outstanding stock options that will be exercisable within 60 days of February 29, 2008 and 333 shares of Common Stock issuable within 60 days of February 29, 2008 on account of RSUs that will have vested.

(11) Includes 16,000 shares of Common Stock issuable upon the exercise of outstanding stock options that will be exercisable within 60 days of February 29, 2008 and 333 shares of Common Stock issuable within 60 days of February 29, 2008 on account of RSUs that will have vested.

(12) Includes 8,000 shares of Common Stock issuable upon the exercise of outstanding stock options that will be exercisable within 60 days of February 29, 2008 and 333 shares of Common Stock issuable within 60 days of February 29, 2008 on account of RSUs that will have vested. Of the shares that Mr. Cross holds outright, 3,761 of these shares are held in a margin account with a brokerage firm the terms of which require that all shares held in such account serve as collateral for any margin loans made with respect to such account.

(13) Includes 6,800 shares of Common Stock issuable upon the exercise of outstanding stock options that will be exercisable within 60 days of February 29, 2008 and 1,576 shares of Common Stock issuable within 60 days of February 29, 2008 on account of RSUs that will have vested.

(14) Includes 13,000 shares of Common Stock issuable upon the exercise of outstanding stock options that will be exercisable within 60 days of February 29, 2008 and 333 shares of Common Stock issuable within 60 days of February 29, 2008 on account of RSUs that will have vested.

(15) Includes 16,680 shares of Common Stock issuable upon the exercise of outstanding stock options that will be exercisable within 60 days of February 29, 2008 and 2,576 shares of Common Stock issuable within 60 days of February 29, 2008 on account of RSUs that will have vested.

(16) Includes 1,288 shares of Common Stock issuable within 60 days of February 29, 2008 on account of RSUs that will have vested.

(17) Includes 150,420 shares of Common Stock issuable upon the exercise of outstanding stock options that will be exercisable within 60 days of February 29, 2008 and 117,780 shares of Common Stock issuable within 60 days of February 29, 2008 on account of RSUs that will have vested.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders . . .	704,498(1)	$23.58	986,658
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	704,498(1)	$23.58	986,658

(1) Represents 273,100 stock options, and 431,398 restricted stock units under the Company's Amended and Restated 1999 Stock Option and Incentive Plan.

PROPOSAL 2
RATIFICATION OF AUDITORS

The Audit Committee of the Board of Directors has appointed the firm of Grant Thornton LLP as the Company's independent auditors for Fiscal 2008. Grant Thornton LLP, which has no direct or indirect interest in the Company or any affiliate of the Company,. Although action by the stockholders in this matter is not required, the Board believes that it is appropriate to seek stockholder ratification of this appointment in light of the critical role played by independent auditors in maintaining the integrity of the Company's financial controls and reporting. The Board of Directors therefore recommends to the stockholders that they ratify the appointment of Grant Thornton LLP as independent auditors of the Company for Fiscal 2008. Should the stockholders not ratify the selection of Grant Thornton LLP, the Audit Committee will consider the vote and the reasons therefore in future decisions on the selection of independent auditors.

Auditor Presence at Annual Meeting / Selection of Auditor for Fiscal 2008

A representative of Grant Thornton LLP (our independent auditor for the current year) is expected to be present at the Annual Meeting and will be given the opportunity to make a statement, if he or she so desires, and to respond to appropriate questions.

Changes in Certifying Accountant

On February 26, 2007 the Audit Committee selected Grant Thornton LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007 and dismissed KPMG LLP, which had audited the Company's books and records from its inception in 1999 through completion of the audit for Fiscal 2006, as its independent registered public accounting firm effective as of such date. Prior to its dismissal, KPMG LLP completed its audit of the Company's financial statements for the year ended December 31, 2006. The decision to engage Grant Thornton LLP as the Company's independent registered public accounting firm was the result of a competitive selection process involving several firms.

Regarding the Former Independent Auditor

KPMG LLP's report on the Company's financial statements for the fiscal year ended December 31, 2006 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows: KPMG LLP's report on the consolidated financial statements of Circor International. Inc. as of and for the year ended December 31, 2006, contained a separate paragraph stating that, "As discussed in note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share—Based Payment" on January 1, 2006. As discussed in note 13 to the consolidated financial statements, during the fourth quarter of 2006, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". KPMG LLP's reports on management's assessment of effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles except as follows: "CIRCOR International, Inc. acquired Hale Hamilton Valves Limited ("Hale Hamilton") and Sagebrush Pipeline Equipment Co. ("Sagebrush") during 2006, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, Hale Hamilton's and Sagebrush's internal control over financial reporting associated with aggregate total assets of $104,737,876 and aggregate total revenues of $75,888,877 included in the consolidated financial statements of CIRCOR International, Inc. as of and for the year ended December 31, 2006. KPMG's audit of internal control over financial reporting of CIRCOR International, Inc. also excluded an evaluation of the internal control over financial reporting of Hale Hamilton and Sagebrush." During the fiscal year ended December 31, 2006 and through February 26, 2007, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused KPMG LLP to make reference thereto in its reports on the Company's financial statements for such periods. During the fiscal year ended December 31, 2006 and through February 26, 2007, there were no "reportable events" with respect to the Company as such term is defined in Item 304(a)(1)(v) of Regulation S-K. On February 26, 2007, the Company requested that KPMG LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements as of February 26, 2007. A copy of such letter, dated February 27, 2007, was filed as an exhibit to a Form 8-K filed by the Company on March 2, 2007.

Regarding the Newly-Engaged Independent Auditor

During the Company's fiscal year ended December 31, 2006, and through February 26, 2007, the Company did not consult with Grant Thornton LLP regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report was provided to the Company or oral advice was provided that Grant Thornton LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement or reportable event as defined in Item 304(a)(1)(iv) and (v) of SEC Regulation S-K.

Fees Paid to Auditors, Independence

Audit Fees

Fiscal 2007

The Company will pay an aggregate of $1,624,000 for professional services rendered by Grant Thornton LLP for the audit of the Company's annual financial statements for Fiscal 2007, for review of the financial statements included in the Company's quarterly reports of Form 10-Q for that year, and for conduct of the independent auditor's obligations relative to attestation of internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

Fiscal 2006

The Company has paid or accrued an aggregate of $2,082,458 for professional services rendered by KPMG LLP for the audit of the Company's annual financial statements for Fiscal 2006, for review of the financial statements included in the Company's quarterly reports of Form 10-Q for that year, and for conduct of the independent auditor's obligations relative to attestation of internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

Audit Related Fees

Fiscal 2007

The Company has paid an aggregate of $36,450 for audit related services performed by Grant Thornton LLP during Fiscal 2007. Such audit related services consisted of the performance of due diligence in connection with merger and acquisition activity.

Fiscal 2006

The Company has paid or accrued an aggregate of $33,163 for audit related services performed by KPMG LLP during Fiscal 2006. Such audit related services consisted of audits of the Company's pension and 401(k) plans.

Tax Fees

Fiscal 2007

The Company did not engage Grant Thornton LLP to perform tax services performed during Fiscal 2007.

Fiscal 2006

The Company has paid or accrued an aggregate of $159,670 to KPMG LLP for tax services performed during Fiscal 2006. Such tax services included advice related to state, local and international tax compliance and the review and signing of tax returns.

All Other Fees

Fiscal 2007 and Fiscal 2006

The Company did not engage Grant Thornton LLP to perform any other services during Fiscal 2007 or Fiscal 2006.

Independence

The Audit Committee has considered whether the provision of non-audit services by Grant Thornton LLP is compatible with maintaining Grant Thornton LLP's independence and has determined that these services had no adverse effect on such independence.

Vote Required for Approval

A quorum being present, the affirmative vote of a majority of the votes cast is necessary to ratify the selection of Grant Thornton LLP as the independent auditors of the Company for Fiscal 2008.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF GRANT THORNTON LLP AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR FISCAL 2008.

MARKET VALUE

On December 31, 2007 (the last trading day of the fiscal year ended December 31, 2007), the closing price of a share of the Company's Common Stock on the New York Stock Exchange was $$46.36.

EXPENSES OF SOLICITATION

The Company will pay the entire expense of soliciting proxies for the Annual Meeting. In addition to solicitations by mail, certain directors, officers and regular employees of the Company (who will receive no compensation for their services other than their regular compensation) may solicit proxies by telephone, telegram or personal interview. Banks, brokerage houses, custodians, nominees and other fiduciaries have been requested to forward proxy materials to the beneficial owners of shares held of record by them and such custodians will be reimbursed for their expenses.

SUBMISSION OF STOCKHOLDER PROPOSALS FOR ANNUAL MEETING IN 2009

Stockholder proposals intended to be presented at the annual meeting of stockholders to be held in 2009 must be received by the Company on or before November 26, 2008 in order to be considered for inclusion in the Company's proxy statement and form of proxy for that meeting. These proposals must also comply with the rules of the SEC governing the form and content of proposals in order to be included in the Company's proxy statement and form of proxy.

In addition, a stockholder who wishes to present a proposal at the annual meeting of stockholders to be held in 2009 must deliver the proposal to the Company so that it is received on or after December 31, 2008 and not later than January 30, 2009 in order to be considered at that annual meeting. The Company's By-laws provide that any stockholder of record wishing to have a stockholder proposal considered at an annual meeting must provide written notice of such proposal and appropriate supporting documentation, as set forth in the By-laws, to the Company at its principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's annual meeting. In the event, however, that the annual meeting is scheduled to be held more than 30 days before such anniversary date or more than 60 days after such anniversary date, notice must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day after the date of public disclosure of the date of such meeting is first made. Proxies solicited by the Board of Directors will confer discretionary voting authority with respect to these proposals, subject to SEC rules governing the exercise of this authority.

Any stockholder proposals should be mailed to: Secretary, CIRCOR International, Inc., 25 Corporate Drive, Burlington, MA 01803.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of the Company's outstanding shares of Common Stock (collectively, "Section 16 Persons"), to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the NYSE. Section 16 Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain Section 16 Persons that no Section 16(a) reports were required for such persons, the Company believes that during Fiscal 2007, the Section 16 Persons complied with all Section 16(a) filing requirements applicable to them.

OTHER MATTERS

The Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are duly presented, proxies will be voted in accordance with the best judgment of the proxy holders.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

Annual Meeting of CIRCOR International, Inc.
Thursday, May 1, 2008
1:00 p.m.
at
Circor Energy Products
1500 S.E. 89th Street
Oklahoma City, OK 73149
405-631-1533

Directions:

From Will Rogers Airport: Take Meridian north from airport to 2nd light (Airport Road—approx. 1 mile); turn right into Airport Road and continue to Interstate 44 West (approx. 1 mile); take Interstate 44 West to Interstate 240 East (approx. 2 miles); continue on Interstate 35 South to S.E. 89th Street Exit (1 mile); Bear left onto S I-35 Service Road; Turn Left on SE 89th Street. Circor Energy Products is on the right side as the road dead ends.

From Downtown Oklahoma City: Take I-35/I-40 East ramp; Follow the ramp to Dallas (I-35 S); Continue on I-35 South; Take the S.E. 89th St. Exit towards I-35 Service Road; Bear left onto S I-35 Service Road; Turn Left on SE 89th Street. Circor Energy Products is on the right side as the road dead ends.

Circor International, Inc.
25 Corporate Drive, Suite 130
Burlington, MA 01803-4238

Tel 781.270.1200
Fax 781.270.1299

www.circor.com



END

WORLDWIDE OPERATIONS AND OFFICES

Circor International, Inc.
25 Corporate Drive, Suite 130
Burlington, MA 01803-4238
Tel 781.270.1200
Fax 781.270.1299
www.circor.com

Aerodyne Controls, Inc.
Survival Engineering
30 Haynes Court
Ronkonkoma, NY 11779
Tel 631.737.1900
Fax 631.737.1912
www.aerodyne-controls.com
www.survivalengineering.com

Cambridge Fluid Systems, Ltd.
12 Trafalgar Way, Bar Hill
Cambridge, CB3 8SQ UK
Tel 011.44.1954.786800
Fax 011.44.1954.786818
www.cambridge-fluid.com

Circor Aerospace, Inc.
Atkomatic Valve
Circle Seal Controls
Loud Engineering and Manufacturing
U.S. ParaPlate
www.circoraerospace.com
www.circle-seal.com
www.loudeng.com
www.usparaplate.com

2301 Wardlow Circle
Corona, CA 92880
Tel 951.270.6200
Fax 951.270.6201

225 Citation Circle
Corona, CA 92880
Tel 951.270.6200
Fax 951.270.6201

1055 East Francis Street
Ontario, CA 91761
Tel 909.947.1313
Fax 909.947.0532

Circor Instrumentation Ltd.
Frays Mill Works, Crowley Road,
Uxbridge, UB8 2AF, Middlesex
England, UK
Tel 011.44.1895.206780
Fax 011.44.1895.206781

Dovianus BV
Leeuwehnhoekweg 24
2661 CZ Bergschenhoek
Netherlands
Tel 011.31.10.524.2000
Fax 011.31.10.456.6774

Hale Hamilton Valves, Ltd.
Frays Mill Works, Cowley Road
Uxbridge, UB8 2AF, Middlesex
England, UK
Tel 011.44.0.1895.236525
Fax 011.44.0.1895.231407
www.halehamilton.com

Hoke, Inc.
CircorTech
GO Regulator
Tomco Products
405 Centura Court
Spartanburg, SC 29303
Tel 864.574.7966
Fax 864.587.5608
www.circortech.com
www.hoke.com
www.goreg.com
www.tomcoquickcouplers.com

Hoke GmbH
Weitzenweg 11
61118 Bad Vilbel Dortelweil
Germany
Tel 011.49.61.0182560
Fax 011.49.61.01825640

Industria S.A.S.
28, avenue Clara-BP 104
F-94420 Le Plessis-Trevise
France
Tel 011.33.14576.5378
Fax 011.33.14576.4744
www.industria.fr

Leslie Controls, Inc.
CPC-Cryolab
12501 Telecom Drive
Tampa, FL 33637-0906
Tel 813.978.1000
Fax 813.978.0984
www.lesliecontrols.com
www.cpc-cryolab.com

Regeltechnik
Kornwestheim GmbH
Max-Planck-Straße 3
70806 Kornwestheim
Germany
Tel 011.49.7154.13.140
Fax 011.49.7154.13.1431
www.rtk.de

Spence Engineering Co., Inc.
Nicholson Steam Trap
Spence Strainers
Rockwood-Swendeman
150 Coldenham Road
Walden, NY 12586
Tel 845.778.5566
Fax 845.778.1072
www.spenceengineering.com
www.nicholsonsteamtrap.com
www.spencestrainers.com
www.rockwoodswendeman.com

Texas Sampling, Inc.
3706 Rio Grande
Victoria, TX 77901
Tel 361.575.8087
Fax 361.575.8157
www.texassampling.com

Circor Energy Products, Inc.
Hydroseal Valve
Mallard Control
1500 S.E. 89th Street
Oklahoma City, OK 73149
Tel 405.631.1533
Fax 405.631.5034
www.circorenergy.com
www.hydroseal.com
www.mallardcontrol.com

Circor Energy Products
Canada ULC
9430-39th Avenue
Edmonton, Alberta T6E 5T9
Canada
Tel 780.463.8633
Fax 780.461.1588
www.telford.ca

Pibiviesse Srl
Via Bergamina, 24
20014 Nerviano (MI) Italy
Tel 011.390.331.408711
Fax 011.390.331.408800
www.pibiviesse.it

Sagebrush Pipeline
Equipment Company, Inc.
8100 New Sapulpa Road
Sapulpa, OK 74067
Tel 918.227.4600
Fax 918.224.8452
www.sagepipe.com

Suzhou KF Valve Co., Ltd.
Suzhou Industry Park
PRC 215006
Tel 011.86.512.62516088
Fax 011.86.512.62513119

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